UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 4, 2025

SKECHERS U.S.A., INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-14429	95-4376145
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

288 Manhattan Beach Blvd
Manhattan Beach, California		90266
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (310) 318-3100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	SKX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On May 4, 2025, Skechers U.S.A., Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Beach Acquisition Co Parent, LLC, a Delaware limited liability company (“Parent”), and Beach Acquisition Merger Sub, Inc., a Delaware corporation and a subsidiary of Parent (“Merger Sub” and together with Parent, the “Buyer Parties”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and becoming a subsidiary of Parent (the “Merger”). The Buyer Parties are affiliates of investment funds managed by 3G Capital Partners L.P. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement. The board of directors of the Company (the “Board”), acting on the unanimous recommendation of an independent committee of the Board, comprised solely of independent directors and established by the Board for the purpose of reviewing, evaluating and negotiating the Merger (the “Independent Committee”), has approved the Merger Agreement and the transactions contemplated thereby, including the Merger (collectively, the “Transaction”).

If the Merger is consummated, the Company intends to delist its Class A Common Stock from the New York Stock Exchange and deregister its Class A Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promptly as practicable following the effective time of the Merger (the “Effective Time”).

Consideration

On the terms and subject to the conditions set forth in the Merger Agreement, each share of Class A common stock of the Company, par value $0.001 per share (the “Class A Common Stock”), and Class B common stock of the Company, par value $0.001 per share (the “Class B Common Stock” and together with Class A Common Stock, the “Company Common Stock”) that is outstanding as of immediately prior to the Effective Time (other than any share of Company Common Stock that is (i) (A) held by the Company and its subsidiaries; (B) owned by the Buyer Parties; or (C) owned by any direct or indirect subsidiary of the Buyer Parties as of immediately prior to the Effective Time or (ii) held by any stockholder who neither voted in favor of the Transaction nor consented thereto in writing and has properly and validly exercised his, her or its statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the General Corporation Law of the State of Delaware (such shares, the “Dissenting Company Shares”)) will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”), subject to the election mechanics described below:

(a) an amount in cash equal to $63.00, without interest thereon, pursuant to applicable election procedures (the “Cash Election Consideration”); or

(b) an amount in cash equal to $57.00 and one limited liability company unit of Parent (such unit, the “Parent Unit” and such consideration, subject to the proration as described below, the “Mixed Election Consideration”).

Election Mechanics

Each holder of shares of Company Common Stock will be entitled to elect to receive, for each share of Company Common Stock held by such holder, the Cash Election Consideration or the Mixed Election Consideration, subject to the following:

(a) only shares of Company Common Stock that, from the close of business on May 2, 2025 through the Effective Time, are continuously held and not subject to forfeiture (and beneficial ownership thereof has not been, directly or indirectly, transferred, sold, assigned or similarly disposed of, including pursuant to a short sale, derivative or hedging arrangement) (“Legacy Shares”) will be eligible to be converted into the Mixed Election Consideration;

(b) all shares of Company Common Stock that are not Legacy Shares will be converted into Cash Election Consideration;

(c) the number of Legacy Shares entitled to, upon election, convert into Mixed Election Consideration will be capped at 20% of the outstanding shares of Company Common Stock (the “Cap”);

(d) elections for Mixed Election Consideration will be subject to proration if the Legacy Shares electing to convert into Mixed Election Consideration exceed the Cap; and

(e) if no election is validly made by a holder, or an election made by a holder has been revoked or lost before the Election Deadline (as defined in the Merger Agreement), such holder will automatically receive the Cash Election Consideration in exchange for Company Common Stock.

Parent Units

At the closing, Parent will amend and restate its limited liability company agreement (the “Parent A&R LLCA”), a form of which is filed as Exhibit 10.1 hereto and incorporated by reference herein, to provide for, among other things, the issuance of the Parent Units to the holders of Legacy Shares that validly elect to receive the Mixed Election Consideration (subject to proration as discussed above) (collectively, the “Legacy Holders”), and 3G Fund VI, L.P., a Cayman Islands exempted limited partnership (“Fund VI”).

The Legacy Holders will, by majority vote of the Parent Units held by such Legacy Holders, elect a representative (the “Legacy Holder Representative”). The Legacy Holder Representative may resign at any time and may be removed by majority vote of the Parent Units held by the Legacy Holders. Any replacement Legacy Member Representative will be elected by majority vote of the Legacy Holders.

Pursuant to the Parent A&R LLCA, the Parent Units will have the following rights and will be subject to the following restrictions:

(a) the Parent Units held by Legacy Holders will not be transferrable (other than transfers (i) to affiliates, (ii) for customary estate-planning purposes, (iii) pursuant to the tag-along or drag-along provisions or (iv) in connection with a liquidity transaction requested by the Legacy Holder Representative);

(b) any attempt to transfer Parent Units by a Legacy Holder in violation of the transfer restrictions set forth in the Parent A&R LLCA will be void and, if intentional, would result in such Legacy Holder’s immediate (i) forfeiture of all of his, her or its Parent Units for no consideration and (ii) removal as a member of Parent;

(c) the Legacy Holders who are (i) former holders of Class B Common Stock or (ii) executive officers or employees above the Senior Vice President level of the Company as of the date of the Merger Agreement and the closing date will be subject to non-competition, non-solicitation and no-hire covenants for so long as they remain members of Parent and for 18 months thereafter;

(d) each of the holders of Parent Units will be subject to non-disparagement covenants for so long as they remain members of Parent and for 24 months thereafter;

(e) the Parent Units will be subject to customary drag-along rights exercisable by Fund VI in connection with any change of control transaction undertaken by Fund VI with a third party;

(f) holders of the Parent Units will have customary preemptive rights and Legacy Holders will have customary tag-along rights;

(g) the Legacy Holders will not be entitled to any information rights with respect to the books and records or operations of Parent;

(h) the Legacy Holder Representative will serve on the board of directors of Parent (“Parent Board”) and will be entitled to concurrent access to any information provided to holders of debt securities of Parent or its subsidiaries, including audited and unaudited financial statements of Parent;

(i) five years following the date of the Parent A&R LLCA, the Legacy Holder Representative may request that Parent pursue an initial public offering or change of control that would result in a sale of 100% of Parent Units held by Legacy Holders (subject to and in accordance with the terms of the A&R Parent LLCA); and

(j) consent of the Legacy Holder Representative will be required for (i) any amendments to the A&R Parent LLCA which would adversely and disproportionately affect the Legacy Holders, adversely impact any rights or obligations of the Legacy Holders or adversely affect the rights of the Legacy Holder Representative as a director of Parent, (ii) any redemptions, repurchases or recapitalizations of Parent Units (including Class P Units) other than on a pro rata, pari passu basis, (iii) any distributions other than on a pro rata, pari passu basis, (iv) any change of control merger or similar transaction other than on terms that would apply to a drag-along sale and (v) any transactions entered into between Parent and Fund VI or its affiliates (other than, among other things, (A) on an arm’s length basis and in the ordinary course of business approved by the Parent Board, (B) customary arrangements with independent directors, officers and other service providers on arm’s length terms and with Board approval, (C) issuances of equity securities in accordance with the Parent A&R LLCA, (D) customary indemnification and expense reimbursement arrangements or (E) on terms supported by a fairness opinion).

The Parent Units will not be listed, and Parent’s intention is to deregister the Parent Units under the Exchange Act, as promptly as practicable following the Effective Time. The Buyer Parties are expected to hold approximately 80% of Parent’s outstanding units immediately following the closing of the Transaction, subject to the number of shares of Company Common Stock that convert into the Mixed Election Consideration and finalization of Parent’s post-closing capital structure. Further details regarding Parent’s capital structure will be included in a registration statement on Form S-4 to be filed in connection with the Transaction.

Treatment of Company Equity Awards

The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger:

(a) Each restricted stock award whose vesting is only tied to service-vesting conditions (“Company RSA”) , whether vested or unvested, that is outstanding immediately prior to the Effective Time will be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such restricted stock award, subject to any applicable withholding taxes;

(b) Each restricted stock award whose vesting is tied in full or in part to the achievement of performance goals or metrics (“Company PSA”) will be cancelled and replaced with a right to receive one Class P Unit (as defined in the A&R Parent LLCA) for each share of Company Common Stock subject to such Company PSA and such award will be subject to (A) the same service-based vesting conditions as applicable to the replaced Company PSA and (B) all other terms and conditions as were applicable to the corresponding Company PSAs as of immediately prior to the Effective Time (excluding the performance-based vesting terms and including any accelerated vesting terms upon a qualifying termination of service contained in such Company PSA); and

(c) Each restricted stock unit award, whether vested or unvested, that it outstanding immediately prior to the Effective Time will be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such restricted stock unit award, subject to any applicable withholding taxes payable in respect thereof.

Performance for the Company PSAs will be: (i) with respect to any Company PSAs for which performance is measured based on relative total shareholder return, based on actual performance through the Effective Time (or, if earlier, based on actual performance through the measurement date of such Company PSAs) and (ii) with respect to any Company PSAs for which performance is measured based on earnings per share, based on target performance where the applicable performance period has not ended as of the Effective Time, and otherwise, based on actual performance.

Delivery of Stockholder Written Consent

Following the execution of the Merger Agreement, on May 4, 2025, Robert Greenberg, Michael Greenberg, The Greenberg Family Trust, The Michael Greenberg Trust, Jason A Greenberg 2010 Trust and Skechers Voting Trust, who collectively hold approximately 60% of the combined voting power of the outstanding shares of Company Common Stock, executed and delivered to the Company a written consent (the “Written Consent”) approving and adopting the Merger Agreement and the Transaction. As a result of the execution and delivery of the Written Consent, the holders of at least a majority of the outstanding shares of Company Common Stock with the right to vote thereon have adopted and approved the Merger Agreement. The delivery of the Written Consent constituted the necessary approvals of stockholders for the approval of the Transaction, subject to the other conditions set forth in the Merger Agreement.

Conditions to the Transaction

Consummation of the Transaction is subject to certain customary conditions set forth in the Merger Agreement, including (a) the Company receiving the Written Consent (which has been satisfied, as described above), (b) (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and (ii) the approval, clearance or expiration under certain specified antitrust laws and foreign investment laws (collectively, the “Antitrust and Foreign Investment Approvals”), (c) the absence of any governmental authority of competent jurisdiction in certain specified jurisdictions issuing any order or other legal restraint that makes consummation of the Transaction illegal or otherwise prohibited, (d) the Registration Statement has become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), (e) at least 20 business days elapsing since the Company’s mailing to the Company’s stockholders of an information statement/prospectus (as contemplated by Regulation 14C of the Exchange Act), and (f) the absence of any Company Material Adverse Effect since the date of the Merger Agreement that has occurred that is continuing.

Non-Solicitation

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, the Company will be subject to customary restrictions on its ability to (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any person any non-public information (or access thereto) relating to the Company and its subsidiaries to, any person with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or any inquiries or the making of any proposal that could reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other contract relating to an Acquisition Transaction. Notwithstanding the foregoing, if the Company receives an Acquisition Proposal that did not result from a material breach of the non-solicitation provisions of the Merger Agreement, and the Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that such proposal constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal, then the Company can participate in discussions and negotiations regarding such Acquisition Proposal if the failure to do so would be inconsistent with the Board’s fiduciary duties pursuant to applicable law, subject to the terms and conditions of the Merger Agreement.

Termination and Fees

The Merger Agreement contains certain termination rights for the Company, on the one hand, and Parent, on the other hand, including that, subject to certain limitations, the Company or Parent may terminate the Merger Agreement if the Transaction has not been consummated by 11:59 p.m., Eastern Time, on November 4, 2025 (the “Termination Date”); except that the Termination Date will be automatically extended to February 4, 2025 if all required applicable regulatory clearances have not been obtained by what would otherwise have been the Termination Date but all other conditions to closing have been satisfied (other than those conditions that by their terms are to be satisfied at the closing, each of which is capable of being satisfied) or (to the extent permitted by law) waived. Upon termination of the Merger Agreement under specified circumstances, including if the Merger Agreement is terminated under certain circumstances and prior to such termination, an Acquisition Proposal for an Acquisition Transaction is publicly announced or publicly disclosed and not withdrawn or otherwise abandoned or if, within one year after the date of such termination, an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction which is ultimately consummated, the Company will be required to pay Parent a termination fee of $339,883,891.

In addition, Parent will be required to pay the Company a termination fee of $534,103,258 (the “Parent Termination Fee”) under certain circumstances, including if the Company terminates the Merger Agreement (a) due to Buyer Parties breaching or failing to perform in any material respect its representations, warranties or covenants that would result in a failure of satisfying certain conditions to the Transaction or (b) because all conditions to the Transaction have been satisfied (subject to customary exceptions) and the Buyer Parties fail to consummate the Transaction within three business days of receiving written notification from the Company that the Company is ready, willing and able to consummate, and will consummate, the Transaction.

Financing Commitments

The Buyer Parties have obtained equity and debt financing commitments for the Transaction. Pursuant to an equity commitment letter delivered to Parent (the “Equity Commitment Letter”), Fund VI, has committed to invest in Parent, directly or indirectly, the cash amounts set forth therein for the purpose of enabling Parent to fund the Transaction, subject to the terms and conditions set forth therein. The Company is an express third-party beneficiary of the Equity Commitment Letter, subject to the terms and conditions set forth therein. Fund VI has also provided the Company with a limited guaranty (the “Limited Guaranty”), which guarantees the payment of certain monetary obligations that may be owed by Parent to the Company pursuant to the Merger Agreement, including the Parent Termination Fee that may become payable by Parent, in each case, pursuant to and in accordance with the terms and conditions of the Limited Guaranty and the Merger Agreement. In addition, pursuant to a debt commitment letter delivered to Parent, certain lenders have agreed to provide debt financing to Parent on the terms and subject to the conditions set forth therein.

Other Terms of the Merger Agreement

The Company also made customary representations and warranties in the Merger Agreement and agreed to customary covenants regarding the operation of the business of the Company and its subsidiaries prior to the consummation of the Transaction.

The foregoing description of the Merger Agreement and the Transaction contemplated thereby does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated by reference herein. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, Parent, Merger Sub or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company, Parent and Merger Sub and the Merger that will be contained in or attached as an annex to the information statement/prospectus that the Company intends to file in connection with the Merger, as well as in the other filings that the Company will make with the U.S. Securities and Exchange Commission (the “SEC”). The Company expects to file the information statement/prospectus as promptly as practicable.

Support Agreement

In connection with entering into the Merger Agreement, on May 4, 2025, the Company entered into a support agreement (the “Support Agreement”) with the Greenberg Family Trust, the Skechers Voting Trust, Robert Greenberg and members of the Greenberg family (each, a “Supporting Stockholder”), pursuant to which each Supporting Stockholder has agreed to, among other things, vote against (a) any action or agreement that would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (b) any Acquisition Proposal or approval of any other proposal, transaction, agreement or action, made in opposition to or in competition with, or that would reasonably be expected to prevent, materially delay or impede the consummation of, the Merger Agreement or the Transaction. In addition, each Supporting Stockholder has agreed to (x) elect to receive the Mixed Election Consideration in the Transaction pursuant to, and in accordance with, the terms and conditions of the Merger Agreement and (y) waive any appraisal rights to which it may be entitled pursuant to the applicable law in connection with the Transaction, including the Merger. The Support Agreement also includes certain restrictions on transfer of shares of Company Common Stock by each Supporting Stockholder.

The foregoing description of the Support Agreement does not purport to be complete, and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, which is attached as Exhibit 10.1 and is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure

On May 5, 2025, the Company and Parent jointly issued a press release announcing their entry into the Merger Agreement. A copy of the press release is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information provided pursuant to this Item 7.01, including Exhibit 99.1 in Item 9.01, is “furnished” and shall not be deemed to be “filed” with the SEC or incorporated by reference in any filing under the Exchange Act or the Securities Act, except as shall be expressly set forth by specific reference in any such filings.

Special Note on Forward-Looking Statements

This communication includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Exchange Act including but not limited to those statements related to the Transaction, such as financial estimates and statements as to the expected timing, benefits and effects of the Transaction, the likelihood of completion of the Transaction, and information regarding the businesses of the Company and Parent, including Parent’s and the Company’s objectives, plans and strategies for future operations. In most cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “indicate,” “may,” “plan,” “potential,” “project,” “outlook,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes. These forward-looking statements, including statements regarding the Transaction, are based largely on information currently available to management of the Company and/or Parent and their current expectations and assumptions, and are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those expressed or implied by such forward-looking statements. Although the Company and Parent believe their expectations are based on reasonable estimates and assumptions, such expectations are not guarantees of performance. There is no assurance that the Company’s and Parent’s expectations will occur or that their estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements.

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the completion of the Transaction on the anticipated terms and timing or at all, including obtaining regulatory clearances, and the satisfaction of other conditions to the completion of the Transaction; (ii) potential litigation relating to the Transaction, including the effects of any outcomes related thereto; (iii) the risk that disruptions from the Transaction will harm the Company’s business, including current plans and operations during the pendency of the Transaction; (iv) the ability of the Company to retain and hire key personnel; (v) the diversion of Company and Parent management’s time and attention from ordinary course business operations to completion of the Transaction; (vi) potential business uncertainty and changes to existing business relationships, including changes to existing business relationships, during the pendency of the Transaction; (vii) the ability of Parent to cause an initial public offering or another liquidity event, or to realize the anticipated benefits of and implementing its strategy following the Transaction within the expected time period or at all, or the risk that the successful implementation of such a strategy will not result in improved operating results; (viii) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the risk that there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses, including unexpected capital expenditures; (x) certain restrictions during the pendency of the Transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xi) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics and other public health issues, as well as the response of management of the Company and/or Parent to any of these events; (xii) global economic, political, legislative, regulatory and market conditions (including competitive pressures), including the effects of tariffs, inflation and foreign currency exchange rate fluctuations around the world, the challenging consumer retail market in the United States and the impact of war and other conflicts around the world; (xiii) the ability to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the Transaction; (xiv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction; (xv) the risk that the Company’s stock price may decline significantly upon this announcement and while the Transaction is pending; (xvi) Parent’s ability to maintain the Company’s brand name and image with customers; (xvii) Parent’s ability to respond to changing consumer preferences, identify and interpret consumer trends, and successfully market new products; (xviii) the potential impact of the announcement or consummation of the Transaction on the Company’s relationships with suppliers, customers, employers and regulators; (xix) those risks and uncertainties set forth under the headings “Special Note on Forward-Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by the Company with the SEC from time to time, which are available via the SEC’s website at www.sec.gov; and (xx) those risks that will be described in the information statement that will be filed with the SEC in connection with the Transaction and available from the sources indicated below.

There can be no assurance that the Transaction will be completed, or if it is completed, that it will close within the anticipated time period. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements relate only to events as of the date on which the statements are made. Neither Parent nor the Company undertakes to update or revise, and expressly disclaims any obligation to update or revise, any of their forward-looking statements, whether resulting from circumstances or events that arise after the date the statements are made, new information, or otherwise, except as required by law. If one or more of these or other risks or uncertainties materialize, or if Parent or the Company’s underlying assumptions prove to be incorrect, Parent’s or the Company’s actual results may vary materially from what the parties may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of the parties’ forward-looking statements. You should specifically consider the factors identified in this communication that could cause actual results to differ. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect the Company or Parent.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the Transaction, Parent expects to file a registration statement on Form S-4 with the SEC containing the Company’s preliminary information statement and the Parent’s preliminary prospectus. After the registration statement is declared effective, the Company will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that the Company or Parent may file with the SEC and send to the Company’s stockholders in connection with the Transaction. STOCKHOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Stockholders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by Parent and the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://investors.skechers.com/financial-data/all-sec-filings.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following documents are herewith furnished or filed as exhibits to this report:

Exhibit No.	Exhibit Description

2.1*	Agreement and Plan of Merger, dated as of May 4, 2025, by and among Beach Acquisition Co Parent, LLC, Beach Acquisition Merger Sub, Inc. and Skechers U.S.A., Inc.

10.1*+	Form of Amended and Restated Limited Liability Company Agreement of Beach Acquisition Co Parent, LLC.

10.2*+	Support Agreement, dated as of May 4, 2025, by and among the Company, Greenberg Family Trust, the Skechers Voting Trust, Robert Greenberg and members of the Greenberg family.

99.1	Joint Press Release dated May 5, 2025

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the Inline XBRL document).

*

The schedules and exhibits have been omitted pursuant to Item 601(a)(5) or Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of such schedules and exhibits, or any section thereof, to the SEC upon request; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

+

Certain portions of this exhibit are omitted pursuant to Item 601(b)(10)(iv) of Regulations S-K because they are not material and are the type that the registrant treats as private or confidential. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKECHERS U.S.A., INC.

Date: May 5, 2025	By:	/s/ John Vandemore
	Name:	John Vandemore
	Title:	Chief Financial Officer (Duly Authorized Officer)

Exhibit 2.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. REDACTED INFORMATION IS MARKED WITH A [***]. CERTAIN SCHEDULES OR SIMILAR ATTACHMENTS HAVE BEEN OMITTED FROM THIS EXHIBIT IN ACCORDANCE WITH ITEM 601(a)(5) of REGULATION S-K.

AGREEMENT AND PLAN OF MERGER

by and among

BEACH ACQUISITION CO PARENT, LLC,

BEACH ACQUISITION MERGER SUB, INC.

and

SKECHERS U.S.A., INC.

Dated as of May 4, 2025

-i-

3.22	LEGAL PROCEEDINGS; ORDERS	43
3.23	INSURANCE	43
3.24	RELATED PERSON TRANSACTIONS	43
3.25	BROKERS	43
3.26	SANCTIONS; TRADE CONTROLS; FCPA	43
3.27	DISCLOSURE DOCUMENTS	44
3.28	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	44

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES		45

4.1	ORGANIZATION; GOOD STANDING	45
4.2	POWER; ENFORCEABILITY	45
4.3	NON-CONTRAVENTION	46
4.4	REQUISITE GOVERNMENTAL APPROVALS	46
4.5	LEGAL PROCEEDINGS; ORDERS	46
4.6	OWNERSHIP OF COMPANY COMMON STOCK	47
4.7	BROKERS	47
4.8	OPERATIONS OF MERGER SUB	47
4.9	NO PARENT VOTE OR APPROVAL REQUIRED	47
4.10	STOCKHOLDER AND MANAGEMENT ARRANGEMENTS	47
4.11	SOLVENCY	47
4.12	FINANCING	48
4.13	GUARANTY	49
4.14	TAX CONSIDERATIONS	49
4.15	CAPITALIZATION OF MERGER SUB AND PARENT	49
4.16	DISCLOSURE DOCUMENTS	50
4.17	EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES	50

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		51

5.1	AFFIRMATIVE OBLIGATIONS	51
5.2	FORBEARANCE COVENANTS	51
5.3	NO SOLICITATION	54

ARTICLE VI ADDITIONAL COVENANTS		58

6.1	REQUIRED ACTION AND FORBEARANCE; EFFORTS	58
6.2	FILINGS	59
6.3	WRITTEN CONSENT	61
6.4	INFORMATION STATEMENT/PROSPECTUS, REGISTRATION STATEMENT	61
6.5	FINANCING	62
6.6	COOPERATION WITH FINANCING	64
6.7	ANTI-TAKEOVER LAWS	68
6.8	ACCESS	68
6.9	SECTION 16(B) EXEMPTION	69
6.10	DIRECTORS’ AND OFFICERS’ EXCULPATION, INDEMNIFICATION AND INSURANCE	69
6.11	EMPLOYEE MATTERS	71
6.12	OBLIGATIONS OF THE BUYER PARTIES AND THE COMPANY	73
6.13	NOTIFICATION OF CERTAIN MATTERS	73
6.14	PUBLIC STATEMENTS AND DISCLOSURE	74
6.15	TRANSACTION LITIGATION	74
6.16	STOCK EXCHANGE DELISTING; DEREGISTRATION	74

-ii-

6.17	PARENT VOTE	75
6.18	TAX MATTERS	75
6.19	REPAID INDEBTEDNESS	76
6.20	PARENT LLCA	76
6.21	SUPPORT AGREEMENT	76

ARTICLE VII CONDITIONS TO THE MERGER		76

7.1	CONDITIONS TO EACH PARTY’S OBLIGATIONS TO EFFECT THE MERGER	76
7.2	CONDITIONS TO THE OBLIGATIONS OF THE BUYER PARTIES	77
7.3	CONDITIONS TO THE OBLIGATIONS OF THE COMPANY TO EFFECT THE MERGER	78

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		79

8.1	TERMINATION	79
8.2	MANNER AND NOTICE OF TERMINATION; EFFECT OF TERMINATION	81
8.3	FEES AND EXPENSES	81
8.4	AMENDMENT	83
8.5	EXTENSION; WAIVER	83

ARTICLE IX GENERAL PROVISIONS		83

9.1	SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS	83
9.2	NOTICES	84
9.3	ASSIGNMENT	85
9.4	CONFIDENTIALITY	85
9.5	ENTIRE AGREEMENT	85
9.6	THIRD PARTY BENEFICIARIES	86
9.7	SEVERABILITY	86
9.8	REMEDIES	86
9.9	GOVERNING LAW	88
9.10	CONSENT TO JURISDICTION	88
9.11	WAIVER OF JURY TRIAL	88
9.12	COMPANY DISCLOSURE LETTER REFERENCES	88
9.13	COUNTERPARTS	89
9.14	NO LIMITATION	89
9.15	DEBT FINANCING SOURCES	89
9.16	NO RECOURSE	90

Exhibits

Exhibit A	Form of Surviving Corporation Certificate of Incorporation

Exhibit B	Amended and Restated Parent LLCA

Exhibit C	Written Consent

-iii-

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 4, 2025, by and among Beach Acquisition Co Parent, LLC, a Delaware limited liability company (“Parent”), Beach Acquisition Merger Sub, Inc., a Delaware corporation and a direct or indirect Subsidiary of Parent that is treated as a direct Subsidiary of Parent for U.S. federal income tax purposes (“Merger Sub”, and together with Parent, the “Buyer Parties”), and Skechers U.S.A., Inc., a Delaware corporation (the “Company”). Each of the Company, Parent and Merger Sub is sometimes referred to as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in Article I.

RECITALS

A. The Company Board has established a committee of independent and disinterested members of the Company Board (the “Independent Committee”).

B. The Independent Committee has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement; and (iii) resolved to recommend that the Company Board approve and adopt this Agreement.

C. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement and approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (iii) resolved to recommend that the stockholders of the Company adopt this Agreement and approve the Merger in accordance with the DGCL.

D. Each of the board of directors of Parent and the board of directors of Merger Sub has (i) declared it advisable to enter into this Agreement; and (ii) approved the adoption, execution and delivery of this Agreement, the performance of the respective covenants and other obligations of Parent and Merger Sub hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein.

E. Prior to the execution and delivery of this Agreement, and as a condition to the willingness of the Buyer Parties to enter into this Agreement, certain stockholders of the Company have entered into a Support Agreement (the “Support Agreement”) in connection with the Merger.

F. The Buyer Parties and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

G. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Guarantor has duly executed and delivered to the Company a limited guaranty, dated as of the date of this Agreement, in favor of the Company (the “Guaranty”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, the Buyer Parties and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives non-public information of or with respect to the Company Group to keep such information confidential; provided, however, that, in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal.

(b) “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by the Buyer Parties) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated hereby) involving:

(i) any direct or indirect purchase or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons (in each case, other than the Buyer Parties or their Affiliates or any group that includes the Buyer Parties or their Affiliates), whether from the Company or any other Person(s), of securities representing more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or “group” of Persons that, if consummated in accordance with its terms, would result in such Person or “group” of Persons beneficially owning more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase, license or other acquisition by any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons of assets constituting or accounting for more than 15% of the consolidated assets, revenue or net income of the Company Group, taken as a whole (measured by the fair market value thereof as of the date of such purchase or acquisition); or

(iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company pursuant to which any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) of Persons would hold securities representing more than 15% of the total outstanding equity securities of the Company (by vote or economic interests) after giving effect to the consummation of such transaction.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For the avoidance of doubt, for purposes of this Agreement, (i) Parent and its Affiliates (other than the Company and its Subsidiaries) shall not be deemed to be Affiliates of the Company and its Subsidiaries and (ii) the Company and its Subsidiaries shall not be deemed to be Affiliates of the Parent and its Affiliates. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

(e) “Antitrust and Foreign Investment Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act and any applicable antitrust competition or investment laws and all other laws, whether in any domestic or foreign jurisdiction, that are designed or intended to prohibit, restrict or regulate (i) actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening or distorting of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger or (ii) direct or indirect acquisitions, investments or ownership or control of domestic equities, securities, entities, assets, land or interests, or otherwise to screen investments in sensitive activities from a national security perspective, in each case under this clause (ii), by a foreign Person.

(f) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company Group as of December 31, 2024 set forth in the Company’s Annual Report on Form 10-K filed by the Company with the SEC for the fiscal year ended December 31, 2024.

(g) “Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

(h) “Business Systems” means all computer hardware (whether general or special purpose), Software, databases, servers, workstations, routers, hubs, switches, networks, and all other electronic data processing, information technology and computer systems and equipment (including any outsourced electronic data processing, information technology, or computer systems) that are owned, leased or otherwise controlled by any member of the Company Group.

(i) “Code” means the Internal Revenue Code of 1986.

(j) “Company Board” means the Board of Directors of the Company.

(k) “Company Class A Common Stock” means the Class A Common Stock, par value $0.001 per share, of the Company.

(l) “Company Class B Common Stock” means the Class B Common Stock, par value, $0.001 per share, of the Company.

(m) “Company Common Stock” means the Company Class A Common Stock and Class B Common Stock.

(n) “Company Equity Plans” means the Skechers U.S.A. Inc. 2023 Incentive Award Plan and the Skechers U.S.A. Inc. 2017 Incentive Award Plan.

(o) “Company ESPP” means the Skechers U.S.A. Inc. 2018 Employee Stock Purchase Plan.

(p) “Company Group” means the Company and its Subsidiaries.

(q) “Company Intellectual Property” means all Intellectual Property owned, or purported to be owned, by any member of the Company Group.

(r) “Company Material Adverse Effect” means any change, event, violation, inaccuracy, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred on or prior to the date of determination of the occurrence of the Company Material Adverse Effect, is or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole; provided, however, that none of the following (by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or may, would or could occur (subject to the limitations set forth below):

(i) changes in general economic conditions in the United States or any other country or region in the world, or changes in conditions in the global economy generally;

(ii) changes in conditions in the financial markets, credit markets or capital markets in the United States or any other country or region in the world, including (1) changes in interest rates or credit ratings in the United States or any other country; (2) changes in exchange rates for the currencies of any country; or (3) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) changes in conditions in the industries in which the Company Group generally conducts business;

(iv) changes in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(v) changes in trade regulations, such as the imposition of new or increased trade restrictions, tariffs, trade policies or disputes, or changes in, or any consequences resulting from, any “trade war” or similar actions in the United States or any other country or region in the world;

(vi) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, terrorism (including cyberattacks or cyberterrorism) or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events in the United States or any other country or region in the world;

(viii) any Effect resulting from the announcement of this Agreement or the pendency of the Merger and the transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company Group with employees, labor unions, suppliers, customers, lessors, partners, vendors or any other third Person (other than for purposes of any representation or warranty contained in Section 3.5 or Section 3.6, and the related conditions to the Closing);

(ix) the compliance by any Party with the terms of this Agreement, including any action taken or refrained from being taken pursuant to or in accordance with this Agreement (other than for purposes of any representation or warranty contained in Section 3.5 or Section 3.6, and the related conditions to the Closing);

(x) any action taken or refrained from being taken, in each case which Parent has expressly approved, consented to or requested in writing following the date hereof;

(xi) changes or proposed changes in GAAP or other accounting standards or in any applicable laws or regulations (or the enforcement or interpretation of any of the foregoing);

(xii) changes in the price or trading volume of the Company Common Stock, in and of itself (it being understood that any cause of such change may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred);

(xiii) any failure, in and of itself, by the Company Group to meet (A) any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period; or (B) any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that any cause of any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); and

(xiv) the availability or cost of equity, debt or other financing to the Buyer Parties;

except, with respect to clauses (i), (ii), (vi), (vii) and (xi), to the extent that such Effect has had a disproportionate adverse effect on the Company relative to other companies of a similar size operating in the industries in which the Company Group conducts business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Company Material Adverse Effect.

(s) “Company Preferred Stock” means the Preferred Stock, par value $0.001 per share, of the Company.

(t) “Company PSA” each award of restricted stock of the Company issued under the Company Equity Plans whose vesting is conditioned in full or in part based on achievement of performance goals or metrics.

(u) “Company PSA Consideration” means one Class P Unit (as defined in the A&R Parent LLCA).

(v) “Company RSA” means each award of restricted stock of the Company issued under the Company Equity Plans, other than a Company PSA.

(w) “Company RSU” means each award of restricted stock unit granted under the Company Equity Plans.

(x) “Company Stockholders” means the holders of shares of Company Common Stock.

(y) “Compliant” means, with respect to any applicable Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the Required Information not misleading in light of the circumstances in which it was made and such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements for information customarily included in offerings of high yield debt securities pursuant to Rule 144A under the Securities Act (giving effect to all supplements and updates provided thereto prior to the commencement of the Marketing Period), (ii) with respect to any interim financial statements, such interim financial statements have been reviewed by the Company’s auditors as provided in the procedures specified by the Public Company Accounting Oversight Board in AS 4105 (Reviews of Interim Financial Information) and (iii) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficiently current to satisfy the requirements of Rule 3-12 of Regulation S-X under the Securities Act to permit a registration statement of the Company using such financial statements to be declared effective by the Securities and Exchange Commission on the last day of the Marketing Period and are sufficient to permit the Company’s independent accountants to issue a customary “comfort letter” to the underwriters or initial purchasers in a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act, including as to customary negative assurances and change period comfort in a “Rule 144A for life” issuance of non-convertible high yield debt securities.

(z) “Constructive Disposition” means, with respect to a security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(aa) “Continuing Employees” means each individual who is an employee of the Company Group immediately prior to the Effective Time and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) on and immediately following the Effective Time.

(bb) “Contract” means any (i) written contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense or (ii) other binding agreement, in each case excluding invoices, purchase orders and sales orders issued in the ordinary course of business.

(cc) “Data Security Requirements” means, collectively, all of the following to the extent relating to privacy, data protection, data security, or security breach notification requirements and to the extent applicable to a Company Group entity from time to time: (i) the Company Group’s published privacy policies; (ii) all applicable laws, rules and regulations, including the California Consumer Privacy Act (CCPA) as amended by the California Privacy Rights Act and other subsequent amendments, the Privacy and Electronic Communications Directive (2002/58/EC) (the “ePrivacy Directive”) and the General Data Protection Regulation (2016/679) (the “GDPR”) and any national legislation implementing or supplementing the ePrivacy Directive or the GDPR, the United Kingdom’s Data Protection Act 2018 and the GDPR as it forms part of the laws of England and Wales, Scotland and Northern Ireland by virtue of the European Union (Withdrawal) Act 2018 (to the extent applicable) (“Data Protection Laws”); and (iii) any binding standards (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)).

(dd) “Debt Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide, syndicate or arrange all or any part of the Debt Financing, including the agent and lender parties to any commitment letter (including the Debt Commitment Letter), joinder agreements, credit agreements, indentures, purchase agreements or similar documents entered into in connection therewith, together with their respective former, current and future Affiliates and their and their respective former, current and future Affiliates’ officers, directors, employees, controlling persons, agents and representatives and their respective successors and assigns.

(ee) “DOJ” means the United States Department of Justice or any successor thereto.

(ff) “Election Record Time” means the close of business on the Business Day immediately prior to the date of this Agreement.

(gg) “Environmental Law” means any law or order relating to pollution, the protection of natural resources and the environment (including ambient air, surface water, groundwater or land) or human or worker health and safety, including exposure of any Person with respect to Hazardous Substances or otherwise relating to the production, use, storage, treatment, transportation, recycling, disposal, discharge, release or other handling of any Hazardous Substances, or the investigation, clean-up or remediation thereof.

(hh) “ERISA” means the Employee Retirement Income Security Act of 1974.

(ii) “Exchange Act” means the Securities Exchange Act of 1934.

(jj) “FCPA” means the Foreign Corrupt Practices Act of 1977.

(kk) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ll) “GAAP” means generally accepted accounting principles, consistently applied, in the United States.

(mm) “Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

(nn) “Hazardous Substance” means any substance, material or waste that is characterized or regulated by a Governmental Authority pursuant to any Environmental Law as “hazardous,” “pollutant,” “contaminant,” “toxic” or “radioactive,” or for which liability or standards of conduct may be imposed pursuant to any Environmental Law, including petroleum and petroleum products and by-products, polychlorinated biphenyls, radioactive materials, noise, odor, per- and polyfluoroalkyl substances and asbestos.

(oo) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(pp) “Indebtedness” means any of the following liabilities or obligations: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith); (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities; (iii) liabilities pursuant to or in connection with letters of credit or banker’s acceptances or similar items (in each case whether or not drawn, contingent or otherwise); (iv) liabilities pursuant to capitalized leases; (v) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates; (vi) deferred purchase price liabilities related to past acquisitions; (vii) payment obligations arising in connection with earnouts or other contingent payment obligations under Contracts (other than contingent indemnification obligations that have not matured and as to which no claims have been made, or to the Knowledge of the Company, threatened); and (viii) indebtedness of others guaranteed by the Company Group or secured by any lien or security interest on the assets of the Company Group; provided, that “Indebtedness” shall exclude (A) any liabilities or obligations of the type specified in clauses (i)-(viii) of this definition that is solely between or among members of the Company Group and (B) trade payables in the ordinary course of business.

(qq) “Intellectual Property” means all intellectual property or similar proprietary rights anywhere in the world, whether registered or unregistered, arising under: (i) all patents and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof) (“Patents”); (ii) all copyrights, mask works and design rights (“Copyrights”); (iii) trademarks, service marks, trade dress, trade names, taglines, domain names, social media identifiers (such as an Instagram® Handle) and related accounts, brand names, logos and corporate names, together with all goodwill connected with the use thereof and symbolized thereby (“Trademarks”); (iv) trade secrets, know-how, inventions, processes, procedures, database rights and rights in data, confidential business information and other proprietary information (“Trade Secrets”); (v) rights in Software; and (vi) Internet addresses and other computer identifiers.

(rr) “IRS” means the United States Internal Revenue Service or any successor thereto.

(ss) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of (i) the Company’s Chief Financial Officer or General Counsel, (ii) Director, Tax or (iii) Senior Vice President, Global Controller, in each case after reasonable inquiry of those employees who would reasonably be expected to have actual knowledge of the matter in question.

(tt) “Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, investigation (to the Knowledge of the Company, as used in relation to the Company Group) or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

(uu) “Marketing Period” means the first period of 15 consecutive Business Days (A) commencing on the later of (i) the date on which Parent shall have received all Required Information which is Compliant and (ii) the date on which the conditions set forth in Section 7.1 and Section 7.2 are satisfied (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or, in the case of this clause (ii), if earlier, the date on which Parent in its sole discretion notifies the Company that it intends to commence the Marketing Period and (B) throughout which nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 and Section 7.2 to fail to be satisfied or any Required Information to fail to remain Compliant; provided, that the Marketing Period shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, (A) the auditor of the applicable audited financial statements of the Company shall have withdrawn, or has advised the Company in writing that it intends to withdraw, its audit opinion with respect to any audited financial statements included in the Required Information, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by such firm or another independent public accounting firm of recognized national standing or (B) the Company shall have publicly announced in a Company SEC Report any intention to restate any financial statements included in the Required Information or shall have publicly announced in a Company SEC Report that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall stop and a new period of 15 consecutive Business Days shall not commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced in a Company SEC Report that it has concluded that no restatement shall be required in accordance with GAAP; provided, further that (1) none of November 26, 2025, November 27, 2025 or November 28, 2025 shall be counted as a Business Day for purposes of such 15 consecutive Business Day period (it being understood that the exclusion of such days shall not end or restart such 15 consecutive Business Day period), (2) the Marketing Period shall either be completed on or prior to August 21, 2025 or commence no earlier than September 2, 2025; (3) the Marketing Period shall either be completed on or prior to December 18, 2025 or commence no earlier than January 5, 2026; and (4) the Marketing Period shall either be completed on or prior to February 11, 2026, or commence after the receipt of Compliant audited financial statements of the Company for the fiscal year ending December 31, 2025; provided, further that the Marketing Period in any event shall end on any earlier date on which the Debt Financing is consummated. If at any time the Company shall in good faith reasonably believe that it has provided the Required Information, the Company may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the requirement to deliver the Required Information will be deemed to have been satisfied as of the date of such notice, unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and, within three Business Days after the receipt of such notice from the Company, delivers a written notice to the Company to that effect (stating with specificity which portion of the Required Information the Company has not delivered), following which the Required Information shall be deemed to have been received by Parent as soon as the Company delivers to Parent such specified portion of the Required Information that is Compliant.

(vv) “Material Contract” means any of the following Contracts:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company Group, taken as a whole;

(ii) any material Contract with any of the top 20 suppliers (including manufacturers) or service providers (excluding legal service providers) to the Company Group, taken as a whole, determined on the basis of expenditures by the Company Group, taken as a whole, for the 12 months ended December 31, 2024 and December 31, 2023 (the “Material Suppliers”);

(iii) any material Contract with any of the top 20 customers to the Company Group, taken as a whole, determined on the basis of consolidated revenue received by the Company Group, taken as a whole, for the 12 months ended December 31, 2024 and December 31, 2023 (the “Material Customers,” and together with the Material Suppliers, the “Material Relationships”);

(iv) any Contract containing any covenant or other provision (A) limiting the right of the Company Group to engage in any material line of business or to compete with any Person in any line of business that is material to the Company Group; (B) prohibiting the Company Group from engaging in any business with any Person or levying a fine, charge or other payment for doing so; or (C) containing and limiting the right of the Company Group pursuant to any “most favored nation” or “exclusivity” provisions, in each case that limits in any material respect the operation of the Company Group taken as a whole as currently operated and other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of 90 days or less, or (2) are not material to the Company Group, taken as a whole;

(v) any Contract (A) relating to the disposition or acquisition of assets by the Company Group with a value or purchase price greater than $15,000,000 after the date hereof other than in the ordinary course of business; or (B) pursuant to which the Company Group will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(vi) any Contract pursuant to which a member of the Company Group has been granted from, or grants to, any third party any license or other right (including covenants not to sue, non-assertion agreements or coexistence agreements) with respect to any material Intellectual Property, other than Ordinary Course Licenses;

(vii) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to Indebtedness;

(viii) any Lease;

(ix) any contract providing for property management or similar services;

(x) any Contract providing for indemnification of any officer, director or employee by the Company Group, other than (A) Contracts entered into on substantially the same form as the Company Group’s standard forms previously made available to Parent, and (B) Contracts entered into in the ordinary course of business that include indemnities related to the product or service to be provided by such Contract;

(xi) any Contract that is an agreement in settlement of a dispute that imposes material obligations on the Company Group after the date hereof;

(xii) any Collective Bargaining Agreement; and

(xiii) any Contract that involves a material joint venture entity, limited liability company or legal partnership (excluding, for avoidance of doubt, reseller agreements, sponsorship or endorsement agreements and other commercial agreements that do not involve the formation of an entity with any third Person).

(ww) “Maximum Equity Election Cap” means 29,920,623 shares of Company Common Stock.

(xx) “NYSE” means the New York Stock Exchange and any successor stock exchange.

(yy) “Ordinary Course License” means any of the following: (i) a non-exclusive licenses for commercially available off-the-shelf Software; (ii) non-disclosure agreements entered into in the ordinary course of business that do not include licenses to Intellectual Property rights; (iii) employee, contractor and consultant invention assignment agreements entered into in the ordinary course of business; (iv) non-exclusive licenses entered into in the ordinary course of business that are incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license; (v) non-exclusive licenses or covenants not to assert Intellectual Property granted to customers, service providers, suppliers, distributors, original equipment manufacturers, resellers and value-added resellers in connection with the use, implementation, reproduction, sale or distribution of any of such grantor’s products in the ordinary course of business; (vi) non-exclusive rights to use or otherwise exploit Intellectual Property of any member of the Company Group for the purposes of promoting such member’s products or services; and (vii) permission or rights to identify a member of the Company Group as a party to a business relationship with such third party, such as a customer or reseller of or supplier to such third party.

(zz) “Parent Units” means the limited liability company units of Parent designated as Common Units in the A&R Parent LLCA.

(aaa) “Payoff Deliverables” means customary payoff letters reasonably satisfactory to Parent with respect to the Repaid Indebtedness, which shall provide (i) the total amount required to be paid to fully satisfy the applicable Indebtedness and other obligations thereunder (other than those obligations expressly permitted to survive thereunder) (the “Payoff Amounts”), (ii) wire instructions for payment of such Payoff Amounts and (iii) that upon payment of the Payoff Amounts set forth in such payoff letter, all guarantees and liens, if any, in connection with the applicable Repaid Indebtedness shall be automatically and immediately released and terminated.

(bbb) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other liens or security interests that are not yet delinquent or that are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions and licenses of Intellectual Property); (iv) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (v) liens imposed by applicable law (other than Tax law); (vi) pledges or deposits to secure obligations pursuant to workers’ compensation laws or similar legislation or to secure public or statutory obligations; (vii) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (viii) defects, imperfections or irregularities in title, easements, covenants and rights of way and other similar liens (or other encumbrances of any type) (in each case, unrecorded and of record), in each case that do not adversely affect in any material respect the current use by the Company Group or, with respect to Owned Real Property, value of the applicable property owned, leased, used or held for use by the Company Group; (ix) zoning, building and other similar codes or restrictions which are not violated in any material respect by the current use by the Company Group of the applicable property owned, leased, used or held for use by the Company Group, (x) liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Reports filed as of the date hereof; (x) any other liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business, and that would not, individually or in the aggregate, have a material effect on the Company Group, taken as a whole; (xii) statutory, common law or contractual liens (or other encumbrances of any type) of landlords or liens against the interests of the landlord, sublandlord or owner of any Leased Real Property or other real property leased, subleased or licensed by the Company Group; or (xiii) liens in favor of (including exclusive licenses to) any member of the Company Group.

(ccc) “Person” means any individual, corporation (including any non-profit corporation), limited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(ddd) “Personally Identifiable Information” means all data that identifies an individual or, in combination with any other information or data, is capable of identifying an individual, or which is otherwise defined as ‘personal data,’ ‘personally identifiable information,’ ‘protected health information,’ or similar term under applicable Data Protection Laws.

(eee) “Processed” or “Processing” means to store, collect, copy, process, transfer, transmit, display, access, use, adapt, record, retrieve, organize, structure, erase or disclose, and any actions that are otherwise defined as ‘processed’ or ‘processing’ under applicable Data Protection Laws.

(fff) “Repaid Indebtedness” means the Indebtedness set forth on Section 1.1(fff) of the Company Disclosure Letter.

(ggg) “Representatives” means, with respect to any Person, its directors, officers, employees, consultants, agents, representatives and advisors.

(hhh) “Required Information” means (i) all financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the Securities Act of the Company to consummate the offerings of high yield debt securities contemplated by the Debt Commitment Letter, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made (including all audited financial statements (which, for the avoidance of doubt, will include audited financial statements for and as of the fiscal years ended December 31, 2022, December 31, 2023, and December 31, 2024) and all unaudited financial statements (which will have been reviewed by the Company’s independent public accountants as provided in Statement on Auditing Standards 100)); and (ii)(A) information, financial statements and financial data of the Company and its Subsidiaries that is reasonably requested by Parent in writing and of the type customarily included in an offering memorandum with respect to a private placement of high yield debt securities pursuant to Rule 144A under the Securities Act (including information that would be required by Regulation S-X and Regulation S-K in a registered offering on Form S-1 under the Securities Act to the extent customarily included in such an offering memorandum) or (B) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum), customary “comfort” (including “negative assurance” comfort and change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any high-yield bonds being issued in connection with any portion of the Debt Financing, with respect to the financial information to be included in such offering memorandum. Notwithstanding anything to the contrary in clauses (i) and (ii), nothing will require the Company to provide (or be deemed to require the Company to prepare) any (1) pro forma financial statements; (2) description of all or any portion of the Debt Financing, including any “description of notes”, “plan of distribution” or any other information customarily provided by initial purchasers or underwriters in such offering; (3) risk factors relating to all or any component of the Debt Financing or (4) other information required by Rule 3-05, Rule 3-09, Rule 3-10, Rule 3-16 or Rule 4-08 of Regulation S-X, (5) segment reporting or XBRL exhibits, (6) information required by Item 10, Item 302, Item 402 (including any Compensation Discussion and Analysis required by Item 402(b)) and Item 601 of Regulation S-K and information regarding executive compensation and certain related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, or (7) any other information customarily excluded from an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A).

(iii) “Sanctioned Country” means any country or region or territory that is the target of comprehensive Sanctions (at the time of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea, so-called “Donetsk People’s Republic,” and so-called “Luhansk People’s Republic” regions of Ukraine).

(jjj) “Sanctioned Person” means (i) any Person listed on any U.S., United Kingdom, or European Union Sanctions related list of designated Persons, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons; (ii) the government of a Sanctioned Country or the Government of Venezuela; (iii) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or whether relevant under applicable Sanctions, controlled by a Person or Persons described in clause (i) or (ii); or (iii) any Person located, organized, or ordinarily resident in a Sanctioned Country.

(kkk) “Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union member state or His Majesty’s Treasury of the United Kingdom.

(lll) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(mmm) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(nnn) “Securities Act” means the Securities Act of 1933.

(ooo) “Software” means all computer software (in object code or source code format), associated databases, and related specifications, designs, documentation and materials.

(ppp) “Solvent” means, when used with respect to any Person, that, on a consolidated basis as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the amount of all liabilities of such Person, as of such date, as such amounts are determined in accordance with applicable law governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its debts as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, (iii) such Person will be able to pay its liabilities and debts as they mature and (iv) such Person is not insolvent under applicable law.

(qqq) “Specified Letter” means a pre-consummation letter from the Federal Trade Commission in similar form to that set forth in its blogpost dated August 3, 2021 and posted at this link: https://www.ftc.gov/system/files/attachments/blog_posts/Adjusting%20merger%
20review%20to%20deal%20with%20the%20surge%20in%20merger%20filings/sample_pre-consummation_warning_letter.pdf, or a letter of, and limited to, similar substance from the Federal Trade Commission or DOJ.

(rrr) “Specified Data Breach” means the unauthorized (i) disclosure of Personally Identifiable Information in the possession, custody or control of any member of the Company Group or that is processed on behalf of any member of the Company Group; or (ii) access, use, theft, transmission or transfer of Personally Identifiable Information Processed by or in the possession, custody or control of any member of the Company Group that, in the case of each of clauses (i) or (ii), would reasonably be expected to (A) negatively impact in any material respect, the business, reputation, or results of operation of the Company Group; or (B) result in any member of the Company Group having any material obligation under applicable Data Protection Law to provide notification regarding any of the foregoing to any Person or Governmental Authority.

(sss) “Subsidiary” of any Person means (i) a corporation of which more than 50% of the combined voting power of the outstanding voting equity securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (ii) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, following the Closing, each of the Surviving Corporation and its Subsidiaries will be deemed to be a Subsidiary of Parent.

(ttt) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that is fully financed or has fully committed financing to consummate such Acquisition Transaction on terms that the Company Board has determined in good faith, after consultation with its financial advisor and outside legal counsel, (1) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects of the proposal (including certainty of closing) and the identity of the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and (2) if consummated, would be more favorable, from a financial point of view, to the Company Stockholders (in their capacity as such) than the Merger (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(uuu) “Tax” means any United States federal, state, local and non-United States taxes, assessments and similar governmental charges and impositions in the nature of taxes (including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation and value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes), together with all interest, penalties and additions imposed with respect to such amounts imposed by any Governmental Authority.

(vvv) “Trade Controls” means (i) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (ii) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

(www) “Transaction Litigation” means any Legal Proceeding commenced or threatened by any Person (including any current or former holder of Company Common Stock or any other securities of any member of the Company Group) against a Party or any of its Subsidiaries or any of its or their Representatives or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or any of its or their Representatives, in each case in connection with, arising from or otherwise relating to or regarding the Merger or any other transaction contemplated by this Agreement, including the Support Agreement, including any Legal Proceeding alleging or asserting any misrepresentation or omission in the Information Statement, Registration Statement or any other communications to the Company Stockholders, other than any Legal Proceedings among the Parties related to this Agreement.

(xxx) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement, the Support Agreement, the Guaranty, and the Equity Commitment Letter.

(yyy) “Transfer” means to, directly or indirectly, sell, transfer, assign, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, including by way of Constructive Disposition, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, or similar disposition of, any Company Common Stock owned by a Person or any interest (including a beneficial interest) in any Company Common Stock owned by a Person.

(zzz) “WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 and any similar foreign, state or local law, regulation or ordinance.

1.2 Additional Definitions. The following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section
A&R Parent LLCA	6.20
Advisor	3.3(c)
Agreement	Preamble
AI Technology	3.16(h)
Alternative Acquisition Agreement	5.3(a)
Alternative Financing	6.5(c)
Anti-Corruption Laws	3.26(b)
Bankruptcy and Equity Exceptions	4.12(b)
Buyer Parties	Preamble
Bylaws	3.1
Capitalization Date	3.7(a)
Cash Election	2.7(b)(i)
Cash Election Consideration	2.7(b)(i)
Cash Election Shares	2.7(b)(i)
Certificate of Merger	2.2
Certificates	2.10(c)
Charter	2.5(a)
Chosen Courts	9.10
Closing	2.3
Closing Date	2.3
Collective Bargaining Agreement	3.19(a)
Company	Preamble
Company 401(k) Plan	6.11(f)
Company Board Recommendation	3.3(b)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company EPS PSAs	2.8(b)(ii)
Company Equity Awards	3.7(b)
Company Related Parties	8.3(f)
Company RSA Consideration	2.8(a)
Company RSU Consideration	2.8(c)
Company rTSR PSAs	2.8(b)(ii)
Company SEC Reports	3.9
Company Securities	3.7(c)
Company Termination Fee	8.3(b)(i)
Confidentiality Agreement	9.4
Consent	3.6
Continuation Period	6.11(c)
D&O Insurance	6.10(c)
Debt Commitment Letter	4.12(a)
Debt Financing	4.12(a)
Debt Financing Fee Letter	4.12(a)

Definitive Debt Financing Agreements	6.5(a)
Delayed Consideration	2.8(e)
Detriment	6.2(b)
DGCL	Recitals
Dissenting Company Shares	2.7(e)(i)
EDGAR	3.9
Effective Time	2.2
Election Deadline	2.9(b)(i)(2)
Election Form	2.9(b)(i)
Election Form Mailing Date	2.9(b)(i)
Electronic Delivery	9.13
Employee Plan	3.18(a)
Enforceability Limitations	3.2
Equity Commitment Letter	4.12(a)
Equity Financing	4.12(a)
ERISA Affiliate	3.18(b)
Exchange Agent	2.10(a)
Exchange Fund	2.10(b)
Financing	4.12(a)
Financing Commitment Letters	4.12(a)
Guarantor	4.13
Guaranty	Recitals
Indemnified Persons	6.10(a)
Independent Committee	Recitals
Information Statement	6.4(a)
Information Statement/Prospectus	6.4(a)
Initial Threshold Date	5.3(b)
Intended Tax Treatment	2.14
Intervening Event	5.3(d)(i)
Lease	3.14(b)
Leased Real Property	3.14(b)
Lender Protective Provisions	9.15
Marketing Material	6.6(a)(iv)
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Consideration	2.7(b)
Merger Sub	Preamble
Merger Sub Equity Interests	4.15
Merger Sub Shares	4.15
Mixed Election	2.7(b)(ii)
Mixed Election Cash Consideration	2.7(b)(ii)
Mixed Election Consideration	2.7(b)(ii)
Mixed Election Equity Consideration	2.7(b)(ii)
Mixed Election Shares	2.7(b)(ii)
New Plan	6.11(d)
Non-Election Shares	2.7(b)(iii)
Notice Period	5.3(d)(ii)(3)
Old Plans	6.11(d)
Owned Company Share	2.7(c)
Owned Real Property	3.14(a)

Parent	Preamble
Parent 401(k) Plan	6.11(f)
Parent Damage Cap	8.3(f)
Parent Equity Interests	4.15
Parent Related Parties	8.3(f)
Parent Subsidiaries	4.15
Parent Subsidiaries Equity Interests	4.15
Parent Subsidiaries Shares	4.15
Parent Termination Fee	8.3(c)
Parent Written Consent	6.17
Party	Preamble
Permits	3.20
Prospectus	6.4(a)
Real Property	3.14(b)
Recent SEC Reports	Article III
Registered Company Intellectual Property	3.16(a)
Registration Statement	6.4(a)
Remedies	6.2(b)
Required Amount	4.12(a)
Required Materials	2.9(b)(i)(2)
Requisite Stockholder Approval	3.4
Sublease	3.14(c)
Support Agreement	Recitals
Surviving Corporation.	2.1
Tax Returns	3.17(a)
Termination Date	8.1(c)
Threshold Date	5.3(b)
Uncertificated Shares	2.10(c)
Written Consent	3.4

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) When used herein, references to “ordinary course” or “ordinary course of business” will be construed to mean “ordinary course of business, consistent with past practices of the Company or consistent with the then-current practices in similar circumstances of other companies generally in the industry in which the Company operates.”

(j) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. A reference to “law” will refer to any legislation, statute, law (including common law), ordinance, rule, regulation or stock exchange listing requirement, as applicable, and “order” will refer to any decree, judgment, injunction or other order in any Legal Proceedings by or with any Governmental Authority. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(k) All accounting terms used herein will be interpreted, and all accounting determinations hereunder will be made, in accordance with GAAP. An item arising with respect to a specific representation or warranty will be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent that any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statements that is specifically related to such item; or (ii) such item is specifically set forth on the balance sheet or financial statements or is specifically set forth in the notes thereto (provided, that an amount with respect to such item is included in such notes), in each case of clauses (i) and (ii), if an amount is so shown or set forth on such balance sheet or financial statement or notes thereto, solely to the extent of such amount.

(l) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(m) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(n) The Parties agree that they have been represented by legal counsel during the negotiation and execution of this Agreement and therefore waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(o) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(p) The information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of law or breach of contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement. Nothing in the Company Disclosure Letter constitutes an admission against the Company’s interest or represents the Company’s legal position or legal rights on the matter so disclosed. No reference in this Agreement to dollar amount thresholds will be deemed to be evidence of a Company Material Adverse Effect or materiality.

(q) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 8.5 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

(r) Documents or other information or materials will be deemed to have been “made available,” “furnished,” “provided” or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to the relevant Party prior to the date of this Agreement, including by being posted to a virtual data room managed by the Company at www.dfsvenue.com prior to 5:00 p.m. Eastern time on May 2, 2025 or filed with or furnished to the SEC and available on EDGAR.

(s) References to “writing” mean the representation or reproduction of words, symbols or other information in a visible form by any method or combination of methods, whether in electronic form or otherwise, and including writings delivered by Electronic Delivery. “Written” will be construed in the same manner.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company will cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing and acceptance for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger (the “Closing”) shall take place by the remote exchange of electronic copies of documents and signatures (including by Electronic Delivery) on a date to be agreed upon by Parent and the Company that is no later than (a) the second Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions); or (b) such other time, location and/or date as Parent and the Company mutually agree in writing. Notwithstanding the foregoing or anything to the contrary herein, if the Marketing Period has not ended at the time of the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing), then the Closing will occur on the earlier of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than on two Business Days’ prior written notice to the Company; and (ii) the third Business Day after the final day of the Marketing Period (as may be extended pursuant to the definition of Marketing Period) (subject, in the case of each of (i) and (ii), to the satisfaction or waiver (to the extent permitted hereunder) of all of the conditions set forth in Article VII, other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions), except that if any of the conditions set forth in Article VII are not satisfied or waived (to the extent permitted hereunder) on any such third Business Day, then the Closing will take place on the first Business Day on which all such conditions have been satisfied or waived (to the extent permitted hereunder). The date on which the Closing actually occurs is referred to as the “Closing Date.”

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all (a) of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Surviving Corporation Certificate of Incorporation. At the Effective Time, subject to the provisions of Section 6.10(a), the Amended and Restated Certificate of Incorporation of the Company, as amended (the “Charter”), will be amended and restated in its entirety to read as set forth in Exhibit A attached hereto, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation.

(b) Surviving Corporation Bylaws. At the Effective Time, subject to the provisions of Section 6.10(a), the bylaws of the Company will be amended and restated in their entirety to read as the bylaws of Merger Sub until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

2.6 Directors and Officers.

(a) Directors of the Surviving Corporation. At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Merger Sub as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b) Officers of the Surviving Corporation. At the Effective Time, the initial officers of the Surviving Corporation will be the officers of the Company as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal.

2.7 Effect of Merger on Company Common Stock.

(a) Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of common stock, par value $0.001 per share, of Merger Sub that is outstanding as of immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, and thereupon each certificate representing ownership of such shares of common stock of Merger Sub will thereafter represent ownership of shares of common stock of the Surviving Corporation.

(b) Conversion of Company Common Stock. Subject to Section 2.9(a), at the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of Company Common Stock that is outstanding as of immediately prior to the Effective Time (other than Owned Company Shares or Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(i) each share of Company Common Stock with respect to which an election to receive only cash (a “Cash Election”) has been validly made and not revoked, deemed revoked or lost (“Cash Election Shares”) shall be converted into the into the right to receive cash in an amount equal to $63.00, without interest thereon (the “Cash Election Consideration”);

(ii) each share of Company Common Stock with respect to which an election to receive a mixture of cash and Parent Units (a “Mixed Election”) has been validly made and not revoked, deemed revoked or lost (“Mixed Election Shares”) shall be converted into the right to receive (1) an amount in cash equal to $57.00 (the “Mixed Election Cash Consideration”) and (2) one Parent Unit (the “Mixed Election Equity Consideration” and together with the Mixed Election Cash Consideration, the “Mixed Election Consideration”); and

(iii) each share of Company Common Stock with respect to which a Mixed Election or Cash Election Consideration has not been validly made or has been revoked, deemed revoked or lost before the Election Deadline (“Non-Election Shares”) shall be converted automatically into the right to receive the Cash Election Consideration.

(c) Owned Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Buyer Parties, the Company or the holders of any of the following securities, each share of Company Common Stock that is (A) held by the Company Group; (B) owned by the Buyer Parties; or (C) owned by any direct or indirect Subsidiary of the Buyer Parties as of immediately prior to the Effective Time (each, an “Owned Company Share”) shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Certain Adjustments. The Merger Consideration will be adjusted appropriately (and subject to the terms of the Charter) to reflect the effect of any stock split, reverse stock split, stock distribution or dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to Company Common Stock occurring on or after the date hereof and prior to the Effective Time.

(e) Statutory Rights of Appraisal.

(i) Notwithstanding anything to the contrary set forth in this Agreement, all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time and held by Company Stockholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have properly and validly exercised their statutory rights of appraisal in respect of such shares of Company Common Stock in accordance with Section 262 of the DGCL (such shares being referred to collectively as the “Dissenting Company Shares” until such time as the holder thereof fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the Laws of the State of Delaware with respect to such shares) will not be converted into, or represent the right to receive, the Merger Consideration pursuant to this Section 2.7. Holders of Dissenting Company Shares will be entitled to receive payment of the appraised value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL (and in such case, at the Effective Time the Dissenting Company Shares will no longer be outstanding and will automatically be canceled and cease to exist, and each holder of Dissenting Company Shares will cease to have any rights with regard thereto except such holder’s right to receive the appraised value of such Dissenting Company Shares to the extent afforded by Section 262 of the DGCL), except that all Dissenting Company Shares held by Company Stockholders who shall have failed to perfect or who shall have effectively withdrawn or lost their rights to appraisal of such Dissenting Company Shares pursuant to Section 262 of the DGCL will cease to be Dissenting Company Shares and will thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Cash Election Consideration (unless such holder of Dissenting Company Shares shall thereafter, but prior to the Election Deadline, otherwise make a Mixed Election in accordance with Section 2.9 of this Agreement), without interest thereon, upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such shares of Company Common Stock in the manner provided in Section 2.10.

(ii) The Company will give Parent (A) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company in respect of Dissenting Company Shares; and (B) the opportunity to lead all negotiations and Legal Proceedings with respect to demands for appraisal pursuant to the DGCL in respect of Dissenting Company Shares. The Company may not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle, or approve the withdrawal of, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Section 262 of the DGCL or agree to do any of the foregoing.

2.8 Equity Awards.

(a) Company RSAs. At the Effective Time, by virtue of the Merger, each Company RSA, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such Company RSA, subject to any applicable withholding Taxes payable in respect thereof (the “Company RSA Consideration”).

(b) Company PSAs.

(i) Conversion of Company PSAs. At the Effective Time, by virtue of the Merger, each Company PSA shall be cancelled and replaced with a right to receive the Company PSA Consideration for each share of Company Common Stock subject to such Company PSA (with any performance conditions deemed to be earned as forth in Section 2.8(b)(ii)). Such replacement award shall be subject to (A) the same service-based vesting conditions as were applicable to the replaced Company PSA and (B) all other terms and conditions as were applicable to the corresponding Company PSAs as of immediately prior to the Effective Time (excluding the performance-based vesting terms contained in such Company PSA, and including any accelerated vesting terms upon a qualifying termination of service contained in such Company PSA). Each holder of such a replacement award shall be entitled to have any Tax withholding due upon vesting satisfied by having the minimum number of Class P Units (as defined in the A&R Parent LLCA) withheld having a fair market value, as determined consistent with the value used to calculate the Tax withholding, equal to such Tax withholding obligation, calculated using maximum statutory Tax rates.

(ii) Performance Condition Measurement. Performance for the Company PSAs shall be measured as follows, as reasonably determined in good faith by the Company Board: (A) with respect to any Company PSAs for which performance is measured based on relative total shareholder return (the “Company rTSR PSAs”), based on actual performance through the Effective Time (or, if earlier, based on actual performance through the measurement date of Company rTSR PSAs), (B) with respect to any Company PSAs for which performance is measured based on earnings per share (the “Company EPS PSAs”) and the applicable performance period has not ended as of the Effective Time, based on target performance and (C) with respect to any other Company EPS PSAs for which the performance period has already ended as of the Effective Time, based on actual performance through the measurement date of such Company EPS PSAs.

(c) Company RSUs. At the Effective Time, by virtue of the Merger, each Company RSU, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time and that was granted on or before the date of this Agreement shall be fully vested, cancelled and automatically converted into the right to receive the Cash Election Consideration for each share of Company Common Stock subject to such Company RSU, subject to any applicable withholding Taxes payable in respect thereof (the “Company RSU Consideration”). At the Effective Time, by virtue of the Merger, each Company RSU that is outstanding as of immediately prior to the Effective Time and that was granted after the date of this Agreement shall be treated as set forth in Section 5.2(l) of the Company Disclosure Letter.

(d) Company ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company ESPP) shall take all actions as it deems necessary or appropriate to ensure that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no new offering period shall be commenced after the date of this Agreement, (iv) as of the earlier of the first scheduled purchase date following the date of this Agreement or a date that is no later than the last trading day before the Effective Time, each participant’s then-outstanding share purchase right under the Company ESPP shall be automatically exercised by applying the payroll deductions of each participant holding such rights for the offering period in which the Effective Time occurs to the purchase of Shares at the option price applicable to such purchase right and (v) the Company ESPP shall terminate as of the Effective Time. All Shares purchased pursuant to the Company ESPP shall be treated in accordance with Section 2.8.

(e) Payment. For each Person who becomes entitled to Company RSA Consideration or Company RSU Consideration under this Section 2.8, (i) 100% of the Company RSA Consideration and 50% of the Company RSU Consideration payable to such Person shall be paid within 10 Business Days following the Closing Date, and (ii) the remaining Company RSU Consideration payable to such Person (the “Delayed Consideration”) shall be paid on the earlier of (i) the date that is six months following the Closing Date and (ii) March 15 of the year following the Closing Date, together with interest accrued on such Delayed Consideration, which interest shall accrue from the Closing Date through the payment date at a rate no less than the short-term applicable federal rate (determined in accordance with Section 1274(d) of the Code) for the month in which the Closing occurs, compounded monthly. Parent shall cause the Surviving Corporation or one or more of its Subsidiaries to pay the Company RSA Consideration and the Company RSU Consideration in accordance with this Section 2.8(e).

(f) Further Actions. The Company will pass resolutions approving and take other actions as may be reasonably necessary or required to implement the provisions of this Section 2.8 (including the satisfaction of the requirements of Rule 16b-3(e) promulgated under the Exchange Act). The Company Equity Plans will terminate as of the Effective Time, and the Company will take all action necessary to effect the foregoing.

2.9 Mixed Election Procedures.

(a) Proration. Within five Business Days after the Effective Time, Parent shall cause the Exchange Agent to effect the allocation among holders of Company Common Stock of rights to receive the Mixed Election Consideration and the Cash Election Consideration pursuant to this Section 2.9. If the aggregate number of Mixed Election Shares exceeds the Maximum Equity Election Cap, then:

(i) all Mixed Election Shares of each holder thereof will be converted into the right to receive the Mixed Election Consideration in respect of that number of Mixed Election Shares equal to the product obtained by multiplying (A) the number of Mixed Election Shares held by such holder by (B) a fraction, the numerator of which is the Maximum Equity Election Cap and the denominator of which is the aggregate number of Mixed Election Shares (prior to the conversion contemplated by this Section 2.9(a)(i)), with the remaining number of such holder’s Mixed Election Shares being converted into the right to receive the Cash Election Consideration (as Cash Election Shares); and

(ii) all Non-Election Shares and Cash Election Shares will be converted into the right to receive the Cash Election Consideration.

(b) Election Procedures.

(i) Parent shall (x) prepare a form of election (the “Election Form”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Election Form and such Certificates to the Exchange Agent, and which shall be in such form and shall have such other customary provisions as are reasonably acceptable to the Company) and (y) cause the Exchange Agent to make available and mail the Election Form not less than thirty (30) days prior to the Election Deadline (the “Election Form Mailing Date”) to each record holder of Company Common Stock as of the fifth (5th) Business Day prior to the Election Form Mailing Date. Parent shall make available as promptly as reasonably practicable one or more Election Forms as may be reasonably requested from time to time by all Persons who become holders of Company Common Stock before the Election Deadline, and the Company shall use reasonable best efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein. Each Election Form shall permit holders of Company Common Stock (other than Owned Company Shares and any Dissenting Company Shares) to submit a Mixed Election or Cash Election in accordance with the following procedures.

(1) Each holder of Company Common Stock may specify in a request made in accordance with the provisions of this Section 2.9(b)(i): (A) the number of such holder’s Company Common Stock with respect to which such holder elects to receive the Mixed Election Consideration, (B) the number of such holder’s Company Common Stock with respect to which such holder elects to receive the Cash Election Consideration and (C) the particular Company Common Stock for which such holder desires to make such Mixed Election or Cash Election, as applicable.

(2) Any Mixed Election or Cash Election will be deemed properly made only if the Exchange Agent has received such Mixed Election or Cash Election at its designated office by 5:00 p.m. (Eastern Time) on the date that is five Business Days preceding the anticipated Closing Date (the “Election Deadline”), (A) an Election Form duly completed and validly executed, (B) Certificates representing the Company Common Stock to which such Election Form relates, (C) in the event of any Mixed Election, a validly executed joinder to the A&R Parent LLCA, in a form reasonably satisfactory to Parent, pursuant to which the holder of Company Common Stock agrees to be bound by the terms and conditions of the A&R Parent LLCA, (D) in the event of any Mixed Election, evidence, in a form reasonably satisfactory to Parent, that such holder held the Company Common Stock on which the Mixed Election is made on the Election Record Time and has continuously held such Company Common Stock (and beneficial ownership thereof has not been Transferred) since such time, in each case, not subject to forfeiture, (E) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent) and (F) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Merger Consideration, payable in respect thereof pursuant to Section 2.7 (clauses A – F, collectively, the “Required Materials”). Parent and the Company shall publicly announce the Election Deadline at least five Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Parent and the Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline. Any election made pursuant to this Section 2.9(b)(i) shall have been properly made only if the Exchange Agent shall have received the Required Materials by the Election Deadline.

(ii) Any holder of Company Common Stock may, at any time prior to the Election Deadline, change or revoke such holder’s Mixed Election or Cash Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Mixed Elections or Cash Elections shall automatically be revoked upon the valid termination of this Agreement pursuant to Article VIII. If a Mixed Election is revoked with respect to any Company Common Stock, such Company Common Stock shall be deemed to be a Non-Election Share unless and until a valid Mixed Election in respect of such Company Common Stock is subsequently submitted to the Exchange Agent on or prior to the Election Deadline in accordance with this Section 2.9(b). If the beneficial ownership of a Company Common Stock is Transferred after the Election Record Time, then such Company Common Stock shall automatically be deemed to be a Non-Election Share and any Mixed Election made in respect of such Company Common Stock shall be deemed to be revoked. Certificates will not be returned to the holder unless such holder so requests.

(iii) Subject to the terms of this Agreement and the Election Form, Parent shall have reasonable discretion to determine whether any election has been properly or timely made and to disregard immaterial defects in the Election Form, and any good faith decisions of Parent regarding such matters shall be binding and conclusive. The Exchange Agent may, with the written consent of Parent and the Company, make any rules that are consistent with this Section 2.9(b) for the implementation of Mixed Elections as shall be necessary or desirable to effect such elections in accordance with the terms of this Agreement.

2.10 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing, (i) Parent will select a bank or trust company reasonably acceptable to the Company to act as the exchange agent for the Merger (the “Exchange Agent”); and (ii) Parent and one or more of its Subsidiaries will enter into an exchange agent agreement, in form and substance reasonably acceptable to the Company, with such Exchange Agent.

(b) Exchange Fund. At or prior to the Closing, Parent will deposit (or cause to be deposited), on behalf of Merger Sub, with the Exchange Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Company Common Stock, cash equal to the aggregate cash consideration to which such holders become entitled pursuant to Section 2.7 (provided that no such deposits shall be required to be made with respect to any Dissenting Company Shares). Until disbursed in accordance with the terms and conditions of this Agreement, such cash will be invested by the Exchange Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Exchange Fund”). To the extent that (A) there are any losses with respect to any investments of the Exchange Fund; (B) the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Exchange Fund is unavailable for the prompt payment of the cash amounts contemplated by Section 2.7 for any reason, Parent will, or will cause the Surviving Corporation or another Subsidiary to, promptly replace or restore the amount of cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times fully available for distribution and maintained at a level sufficient for the Exchange Agent to make the payments contemplated by Section 2.7. Any income from investment of the Exchange Fund will be payable, as directed by Parent, to Parent, the Surviving Corporation, or otherwise as Parent directs.

(c) Payment Procedures. Promptly following the Closing (and in any event within three Business Days following the Closing), Parent and the Surviving Corporation will cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) (i) a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Certificates”); or (ii) uncertificated shares of Company Common Stock (other than Dissenting Company Shares and Owned Company Shares, as applicable) (the “Uncertificated Shares”): (A) in the case of holders of Certificates, a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent); and (B) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares, as applicable, in exchange for the Merger Consideration, payable in respect thereof pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, (i) the holders of such Certificates will be entitled to receive in exchange therefor the Cash Election Consideration into which the Company Common Stock represented by such Certificates have been converted pursuant to this Agreement, and the Certificates so surrendered will forthwith be cancelled and (ii) upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the holders of such Uncertificated Shares will be entitled to receive in exchange therefor the Cash Election Consideration into which the Company Common Stock represented by such holder’s transferred Uncertificated Shares have been converted pursuant to this Agreement, and the transferred Uncertificated Shares so surrendered will be cancelled. The Exchange Agent will accept such

Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to cause an orderly exchange thereof in accordance with normal exchange practices. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the cash payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.10(c). Until so surrendered, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Cash Election Consideration (unless such holder of Dissenting Company Shares shall thereafter otherwise make a Mixed Election in accordance with Section 2.9 of this Agreement), without interest thereon, payable in respect thereof pursuant to Section 2.7. Notwithstanding anything to the contrary in this Agreement, no holder of Uncertificated Shares will be required to provide a Certificate or an executed letter of transmittal to the Exchange Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7.

(d) Transfers of Ownership. Subject, in all cases, to the terms and conditions of the Charter in respect of Company Common Stock, if a transfer of ownership of shares of Company Common Stock is not registered in the stock transfer books or ledger of the Company or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered or transferred is registered in the stock transfer books or ledger of the Company, as applicable, only if, in the case of shares of Company Common Stock represented by Certificates, such Certificate is properly endorsed and otherwise in proper form for surrender and transfer, or in the case of Uncertificated Shares, a proper transfer instruction is presented, and in either case the Person requesting such payment has paid to Parent (or as directed by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e) No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Exchange Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Company Common Stock, for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(f) Distribution of Exchange Fund to the Surviving Corporation. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Closing Date, as applicable, will be delivered to the Surviving Corporation (or as directed by the Surviving Corporation) upon demand, and any holders of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Company Common Stock, for exchange pursuant to this Section 2.10 will thereafter look for payment of the Merger Consideration without interest thereon, payable in respect of the shares of Company Common Stock represented by such Certificates or Uncertificated Shares solely to the Surviving Corporation (subject to abandoned property, escheat or similar laws), solely as general creditors thereof, for any claim to the Merger Consideration, to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares two years after the Closing Date, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

2.11 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, (a) all shares of Company Common Stock will no longer be outstanding and will automatically be converted or cancelled and retired, as applicable, in accordance with Section 2.7 and cease to exist; and (b) each holder of Certificates or Uncertificated Shares theretofore representing any shares of Company Common Stock will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, payable therefor in accordance with Section 2.7, or in the case of Dissenting Company Shares, the rights pursuant to Section 2.7(e). The Merger Consideration paid in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.10(c)) be cancelled and exchanged as provided in this Article II.

2.12 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Exchange Agent will issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.7. Parent or the Exchange Agent may, in its discretion and as a condition precedent to the payment of such Merger Consideration, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such customary amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.13 Required Withholding. Each of the Exchange Agent, Parent, the Company, the Surviving Corporation and any other withholding agent will be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement, such amounts as are required to be deducted or withheld therefrom pursuant to any Tax laws. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.14 Intended Tax Treatment. The parties hereto shall treat, for U.S. federal and applicable state and local income Tax purposes, (i) in the case of Company Stockholders who receive the Mixed Election Consideration in the Merger, the transfer of Company Common Stock to Parent by the Company Stockholders (pursuant to the Merger) in exchange for Parent Units and cash, pursuant to a plan with and taken together with the contribution of cash or other property to Parent by the holders of Parent Units, as a transaction described under Section 351(a) of the Code and (ii) in the case of Company Stockholders who receive only Cash Election Consideration in the Merger, the transfer pursuant to the Merger of Company Common Stock for cash, as a sale or exchange governed by Section 1001 of the Code (collectively, the “Intended Tax Treatment”). The parties hereto shall report such transfers for U.S. federal and applicable state and local income Tax purposes in accordance with the Intended Tax Treatment, and no party nor any of their Affiliates shall take any position for U.S. federal income Tax purposes (and applicable state and local Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Authority inconsistent with the Intended Tax Treatment unless required to do so pursuant to a change in applicable law or by a “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law).

2.15 No Dividends or Distributions. No dividends or other distributions with respect to the capital stock of the Surviving Corporation with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Certificates or Uncertificated Shares.

2.16 Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company or Merger Sub, then the directors and officers of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case, pursuant to the Exchange Act on or after January 1, 2022 and prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein of information, factors or risks that are predictive, cautionary or forward-looking in nature) (the “Recent SEC Reports”) (it being (i) understood that any matter disclosed in any Recent SEC Report will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on the face of such disclosure in such Recent SEC Report that it is applicable to such section of the Company Disclosure Letter; and (ii) acknowledged that nothing disclosed in the Recent SEC Reports will be deemed to modify or qualify the representations and warranties set forth in Section 3.7 or Section 3.12(a)(ii)); or (b) subject to the terms of Section 9.12, as set forth in the disclosure letter delivered by the Company to the Buyer Parties on the date hereof (the “Company Disclosure Letter”), the Company hereby represents and warrants to the Buyer Parties as follows:

3.1 Organization; Good Standing. The Company (a) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (b) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. The Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the Charter and the Bylaws of the Company, as amended (the “Bylaws”). The Company is not in violation of the Charter or the Bylaws.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) subject to receiving the Requisite Stockholder Approval, consummate the Merger. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger have been duly authorized and approved by all necessary corporate action on the part of the Company and no additional corporate actions on the part of the Company are necessary to authorize (i) the execution and delivery of this Agreement by the Company; (ii) the performance by the Company of its covenants and obligations hereunder; or (iii) subject to the receipt of the Requisite Stockholder Approval, the consummation of the Merger. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Buyer Parties, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability (A) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally; and (B) is subject to general principles of equity (collectively, the “Enforceability Limitations”).

3.3 Company Board Approval; Fairness Opinion; Anti-Takeover Laws.

(a) Independent Committee Approval. The Independent Committee has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted this Agreement; and (iii) resolved to recommend that the Company Board approve and adopt this Agreement.

(b) Company Board Approval. The Company Board has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, including the Support Agreement, in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved and adopted the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Support Agreement, in accordance with the DGCL upon the terms and conditions set forth herein; and (iii) resolved to recommend that the Company Stockholders adopt this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof.

(c) Fairness Opinion. The Company Board has received the written opinion of Greenhill & Co., LLC (the “Advisor”) to the effect that, as of the date of such opinion, and based upon and subject to the various limitations, qualifications, assumptions and other matters set forth therein, the Cash Election Consideration to be received by the Company Stockholders (other than the Company Stockholders who have entered into the Support Agreement or holders of Owned Company Shares or Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by the Buyer Parties). The Company shall, following the execution of this Agreement by all Parties, furnish an accurate, complete and confidential copy of said opinion letter to Parent solely for informational purposes.

(d) Anti-Takeover Laws. Assuming that the representations of the Buyer Parties set forth in Section 4.6 and Section 4.10 are true and correct, the Company Board has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” law will not be applicable to the Merger, the Support Agreement or the other transactions contemplated by this Agreement or the Support Agreement.

3.4 Requisite Stockholder Approval. Except for the affirmative vote of the holders of a majority of the voting power of the outstanding Company Common Stock entitled to vote thereon, voting together as a single class to adopt and approve this Agreement and the Merger (the “Requisite Stockholder Approval”), no other vote of the holders of any class or series of capital stock of the Company is necessary pursuant to applicable law, the Charter or the Bylaws to adopt and approve this Agreement and consummate the Merger or the other transactions contemplated by this Agreement, including the Support Agreement. The delivery of written consent substantially in the form attached hereto as Exhibit C (the “Written Consent”) to approve and adopt this Agreement and the Merger in accordance with Section 228 and Section 251(c) of the DCGL will satisfy the Requisite Stockholder Approval. Except for the Requisite Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and the consummation of the Merger and any other transactions contemplated by this Agreement.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the Charter or the Bylaws; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) assuming compliance with the matters referred to in Section 3.6 and, in the case of the consummation of the Merger, subject to obtaining the Written Consent and the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any law or order applicable to the Company Group or by which any of its properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company Group, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not have a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No consent, approval, order or authorization of, filing or registration with, or notification to (any of the foregoing, a “Consent”) any Governmental Authority is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) such filings as may be required under the rules and regulations of NYSE, (iv) compliance with any applicable requirements of the HSR Act and any other Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain or make would not have a Company Material Adverse Effect.

3.7 Company Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Class A Common Stock, (ii) 75,000,000 shares of Class B Common Stock and (iii) 10,000,000 shares of Company Preferred Stock. As of 5:00 p.m., Eastern time, on May 2, 2025 (such time and date, the “Capitalization Date”), (A) 130,289,468 shares of Company Class A Common Stock were issued and outstanding; (B) 19,313,651 shares of Company Class B Common Stock were issued and outstanding; (C) no shares of Company Preferred Stock were issued and outstanding; and (D) no shares of Company Common Stock were held by the Company as treasury shares. All outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and free of any preemptive rights. From the Capitalization Date to the date hereof, the Company has not issued or granted any Company Securities other than pursuant to the exercise or settlement of Company Equity Awards granted prior to the date hereof.

(b) Stock Reservation. As of the Capitalization Date, the Company has reserved 4,682,006 shares of Company Common Stock for issuance pursuant to the Company Equity Plans. As of the Capitalization Date, there were outstanding the following (collectively, the “Company Equity Awards”): (i) Company RSAs with respect to 980,677 shares of Company Common Stock, (ii) Company PSAs with respect to 650,778 shares of Company Common Stock (assuming satisfaction of applicable performance criteria at target levels) and 1,301,556 shares of Company Common Stock (assuming satisfaction of applicable performance criteria at maximum levels), (iii) Company RSUs representing the right to receive up to 2,653,056 shares of Company Common Stock and (iv) 3,360,412 shares of Company Common Stock reserved and available for issuance under the Company ESPP. The Company has made available to Parent (or will make available to Parent within 30 Business Days following the date of this Agreement), a current, correct and complete list of outstanding Company Equity Awards, as of May 2, 2025, and with respect to each outstanding Company Equity Award, the name of the holder of such Company Equity Award, the award type and grant date of such Company Equity Award, and the vesting schedule of such Company Equity Award.

(c) Company Securities. Except as set forth in this Section 3.7, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in (including voting debt), the Company; (ii) no outstanding securities of the Company convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iii) no outstanding options, warrants or other rights or binding arrangements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest (including voting debt) in, the Company; (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible, exchangeable or exercisable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, the Company; (v) no outstanding shares of restricted stock, restricted stock units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company (the items in clauses (i), (ii), (iii), (iv) and (v), collectively with the Company Common Stock, the “Company Securities”); (vi) no voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; (vii) except as provided in the Charter or the Bylaws, no obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound; and (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities. The Company is not party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Company Common Stock. The Company does not have a stockholder rights plan in effect.

(d) Other Rights. The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities.

3.8 Subsidiaries.

(a) Subsidiaries. Section 3.8(a) of the Company Disclosure Letter contains a true, correct and complete list of the name, jurisdiction of organization, and schedule of stockholders or equity holders (other than any member of the Company Group) of each Subsidiary of the Company. Each Subsidiary of the Company (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States); and (ii) has the requisite corporate (or similar) power and authority to carry on its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized, validly existing and in good standing would not have a Company Material Adverse Effect. Each Subsidiary of the Company is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States), except where the failure to be so qualified or in good standing would not have a Company Material Adverse Effect. The Company has made available to Parent true, correct and complete copies of the certificates of incorporation, bylaws and other similar organizational documents of each “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X promulgated by the SEC) of the Company, each as amended as of the date hereof. No Subsidiary of the Company is in violation of its charter, bylaws or other similar organizational documents, except for such violations that would not have a Company Material Adverse Effect.

(b) Capital Stock of Subsidiaries. All of the outstanding capital stock of, or other equity or voting interest in, each Subsidiary of the Company (i) has been duly authorized, validly issued and is fully paid and nonassessable; and (ii) to the extent owned directly or indirectly by the Company, is owned free and clear of all liens (other than Permitted Liens) and any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent such Subsidiary from conducting its business as of the Effective Time in substantially the same manner that such business is conducted on the date hereof.

(c) Other Securities of Subsidiaries. There are no outstanding (i) securities convertible into or exchangeable or exercisable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company; (ii) options, warrants or other rights or arrangements obligating the Company Group to acquire from any Subsidiary of the Company, or that obligate any Subsidiary of the Company to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for, shares of capital stock of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company; or (iii) obligations of any Subsidiary of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security, or other similar Contract relating to any capital stock of, or other equity or voting interest (including any voting debt) in, such Subsidiary to any Person other than the Company or one of its Subsidiaries.

(d) Other Investments. Other than equity securities held in the ordinary course of business for cash management purposes, the Company does not own or hold the right to acquire any equity securities, ownership interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any other Person.

3.9 Company SEC Reports. Since January 1, 2022, the Company has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date hereof (the “Company SEC Reports”). Each Company SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Report was filed. True, correct and complete copies of all Company SEC Reports are publicly available in the Electronic Data Gathering, Analysis and Retrieval database of the SEC (“EDGAR”). As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any forms, reports or documents with the SEC.

3.10 Company Financial Statements; Internal Controls; Indebtedness.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company Group filed with the Company SEC Reports (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto or as otherwise permitted by Form 10-Q with respect to any financial statements filed on Form 10-Q); and (ii) fairly present, in all material respects, the consolidated financial position of the Company Group as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of any financial statements filed on Form 10-Q, to normal year-end adjustments). Except as have been described in the Company SEC Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such system was effective. Since January 1, 2022, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(c) Internal Controls. The Company has established and maintains a system of internal accounting controls that are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company Group; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company Group are being made only in accordance with appropriate authorizations of the Company’s management and the Company Board; and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company Group that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company Group. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Reports.

3.11 No Undisclosed Liabilities. The Company Group has no liabilities of a nature required to be reflected or reserved against on a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company Group (including the notes thereto) included in the Company SEC Reports filed prior to the date hereof; (b) arising pursuant to this Agreement or incurred in connection with the Merger; (c) incurred in the ordinary course of business on or after January 1, 2025; or (d) that would not have a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Absence of Company Material Adverse Effect. Since January 1, 2025 through the date of this Agreement, (i) the business of the Company Group has been conducted, in all material respects, in the ordinary course of business and (ii) there has not occurred a Company Material Adverse Effect.

(b) Forbearance. Since January 1, 2025 through the date hereof, the Company has not taken any action that would be prohibited by Section 5.2 (other than subsections 5.2(c), 5.2(l), 5.2(p), 5.2(q) and 5.2(y) (to the extent related to the foregoing subsections)), if taken or proposed to be taken after the date hereof.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts to or by which the Company Group is a party or is bound as of the date hereof (other than any Employee Plans and Material Contracts contemplated by clause (i) of the definition of Material Contract and any Material Contracts listed in Section 3.18(a) of the Company Disclosure Letter), and a true, correct and complete copy of each Material Contract has been made available to Parent.

(b) Validity. Each Material Contract is valid and binding on the Company or each such Subsidiary of the Company party thereto and is in full force and effect, and none of the Company, any of its Subsidiaries party thereto or, to the Knowledge of the Company, any other party thereto is in breach of or default pursuant to any such Material Contract, except in each case as would not have a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to any Material Contract by the Company Group, or, to the Knowledge of the Company, any other party thereto, except for such breaches and defaults that would not have a Company Material Adverse Effect.

(c) Notices from Material Relationships. To the Knowledge of the Company, since the date of the Audited Company Balance Sheet to the date hereof, the Company has not received any notice in writing from or on behalf of any Material Relationship indicating that such Material Relationship (i) intends to terminate, not renew or otherwise materially and adversely modify any Material Contract with such Material Relationship or (ii) has ceased, or will cease, to supply or make available all or substantially all of the products, equipment, goods or services currently supplied to the Company Group by such Material Relationship.

3.14 Real Property.

(a) Owned Real Property. Section 3.14(a) of the Company Disclosure Letter sets forth the address (if any) of each Owned Real Property. Except as would not have a Company Material Adverse Effect, with respect to each Owned Real Property: (i) the Company or Subsidiary (as the case may be) has good and marketable fee simple title to all of its Owned Real Property and tangible assets, free and clear of all liens, except for Permitted Liens; (ii) other than the right of Parent pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; (iii) there is no pending, or to the Knowledge of the Company, threatened in writing condemnation, eminent domain or similar proceedings affecting any of the Owned Real Property; and (iv) neither the Company nor any of its Subsidiaries has leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. For purposes hereof, “Owned Real Property” means all land, together with all buildings, structures, improvements, and fixtures located thereon, owned by the Company or any Subsidiary thereof.

(b) Leased Real Property. Section 3.14(b) of the Company Disclosure Letter contains a true, correct and complete list, as of the date hereof, of all of the existing leases, subleases, licenses or other agreements pursuant to which the Company Group uses or occupies, or has the right to use or occupy, now or in the future, any real property which require the payment of annual base rent in excess of $5,000,000 (such property, the “Leased Real Property,” and each such lease, sublease, license or other agreement, a “Lease,” and together with the Owned Real Property, the “Real Property”). The Company has made available to Parent true, correct and complete (in all material respects) copies of all Leases (including all material modifications, amendments and supplements thereto). With respect to each Lease and except as would not be material to the business of the Company Group, taken as a whole, (i) the Company or one of its Subsidiaries has valid leasehold or subleasehold estates or license, as applicable, in the Leased Real Property, free and clear of all liens (other than Permitted Liens), and (ii) neither the Company Group, nor to the Knowledge of the Company, any other party to a Lease is in material breach of or default pursuant to such Lease. The Real Property constitutes all of the material real property used in connection with the business of the Company.

(c) Subleases. Section 3.14(c) of the Company Disclosure Letter contains a true, correct and complete list of all of the existing material subleases, licenses or similar agreements which require the payment of annual base rent in excess of $5,000,000 (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto, each, a “Sublease”) granting to any Person, other than the Company Group, any right to use or occupy, now or in the future, the Leased Real Property. With respect to each of the Subleases, (i) neither the Company Group, nor to the Knowledge of the Company, any other party to a Sublease is in material breach of or default pursuant to such Sublease that would result in material liability to the Company Group, taken as a whole; and (ii) the other party to such Sublease is not an Affiliate of the Company Group. Except as set forth in Section 3.14(c) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property.

3.15 Environmental Matters. Except as would not have a Company Material Adverse Effect, no member of the Company Group (a) has, in the previous five years, received any notice or report alleging that the Company or any Subsidiary has violated, or has any liability under, any Environmental Law; (b) has transported, produced, processed, manufactured, distributed, sold, generated, used, treated, handled, stored, released or disposed of, or arranged for or permitted the disposal of, or exposed any Person to, any Hazardous Substances in violation of, or in a manner giving rise to liability under, any Environmental Law; (c) is a party to or is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding (i) alleging the noncompliance by the Company Group with any Environmental Law; or (ii) seeking to impose any liability, including responsibility for any investigation, cleanup, removal or remediation, pursuant to any Environmental Law; (d) has, in the previous five years, failed or is failing to comply with any applicable Environmental Law, which compliance includes possession and maintenance of all Permits required under applicable Environmental Laws; or (e) owns or operates, or has owned or operated, any property or facility contaminated by any Hazardous Substance, so as to result in liability to the Company or any Subsidiary under Environmental Law.

3.16 Intellectual Property.

(a) Registered Company Intellectual Property. Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list of all registered or applied-for Patents, Trademarks, Copyrights and domain name registrations, in each case, owned by a member of the Company Group that is the subject of an application, filing or registration by any Governmental Authority or domain name registrar (collectively, the “Registered Company Intellectual Property”). The material items identified on Section 3.16(a) of the Company Disclosure Letter are subsisting with the Governmental Authorities or the applicable internet domain name registrar with which such items are registered or pending and, to the Knowledge of the Company, (i) have not been cancelled or abandoned, and (ii) are valid and enforceable.

(b) Exclusive Ownership and Valid License. Except as would not be material to the business of the Company Group, taken as a whole, the Company or another member of the Company Group (i) exclusively owns the Company Intellectual Property free and clear of all liens (other than Permitted Liens) and (ii) has a valid license or otherwise has sufficient rights to use all other Intellectual Property used in the operation of their businesses as currently conducted.

(c) Proceedings. Within the last three years, there have been no material Legal Proceedings pending or threatened in writing against any member of the Company Group challenging the ownership, validity or enforceability of any material Registered Company Intellectual Property (including any opposition or cancellation proceedings with respect to material Trademarks included in the Registered Intellectual Property). No registration obtained by the Company Group for any of the material Trademarks included in the Registered Company Intellectual Property has been cancelled, abandoned or not renewed except where the Company Group has, in its reasonable business judgment, decided to permit the cancellation, abandonment or non-renewal of such registration.

(d) No Infringement. Except as would not be material to the business of the Company Group, taken as a whole, (i) the Company Group, the Company Group’s products, and the operation of the business of the Company Group, have not infringed, misappropriated or otherwise violated any Intellectual Property of any Person (provided the foregoing representation is to the Knowledge of the Company with respect to Patents), (ii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company Intellectual Property, and (iii) no Legal Proceeding alleging any of the foregoing in this Section 3.16(d) is pending or, to the Knowledge of the Company, threatened in writing against any member of the Company Group.

(e) No Notice of Infringement. Since January 1, 2022, the Company Group has not received written notice from any third Person, or been involved in any Legal Proceeding, alleging that the operation of the business of the Company Group or any of the Company Group’s products infringe, misappropriate, dilute or otherwise violate the Intellectual Property of any third Person, except as would not be material to the business of the Company Group, taken as a whole.

(f) Precautions and Assignment of Exclusive Ownership. Each member of the Company Group has taken commercially reasonable precautions to maintain and protect its Company Intellectual Property, including the confidentiality of its material Trade Secrets or material confidential information, and, to the Knowledge of the Company, there has been no unauthorized uses or disclosures of any such material Trade Secrets or material confidential information. Each employee and independent contractor of any member of the Company Group who has been involved in the development of material Intellectual Property for the Company Group that would not otherwise be owned by a member of the Company Group as a matter of law under a work-for-hire or similar doctrine has assigned to a member of the Company Group ownership of such Intellectual Property.

(g) Patents. Except as would not be material to the business of the Company Group, taken as a whole: (i) all issuance, renewal, maintenance and other payments and all documents or other materials required to be paid or filed with the applicable Intellectual Property office or register to maintain any material Patents or Patent applications included in the Company Intellectual Property have been timely paid in full or filed in a timely manner, as applicable; (ii) each member of the Company Group has complied with all applicable Laws, including any duties of candor to applicable patent offices, in connection with the filing, prosecution and maintenance of the Patents and, to the extent applicable, Patent applications included in the Company Intellectual Property; and (iii) each of the Patents and Patent applications included in the Company Intellectual Property properly identifies each inventor of the claims thereof if required by the applicable Law of the jurisdiction in which such Patent or Patent application is issued or is pending.

(h) AI Technology. Except as would not reasonably be material to the business of the Company Group, taken as a whole, to the extent that the Company Group has engaged in the development of artificial intelligence and machine learning technology (collectively, “AI Technology”), no member of the Company Group has been subject to any Legal Proceeding (pending or, to the Knowledge of the Company, threatened in writing) related to its creation, training, use, promotion, advertisement, testing or provision of AI Technology.

(i) Business Systems. The Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems operate and perform in all material respects as is necessary for the business of the Company Group as currently conducted. The Company Group has implemented since January 1, 2022, and maintains, commercially reasonable security, disaster recovery, and business continuity plans, procedures, and facilities designed to provide substantially continuous monitoring and alerting of material operational problems or issues with the Business Systems in the possession or operational control of the Company Group, except where the failure to implement and maintain such plans, procedures, or facilities would not be material to the business of the Company Group, taken as a whole. In the last two (2) years, with respect to any of the Business Systems, there has not been any (A) unauthorized access or use; or (B) failure that has not been remedied or replaced, except, in the case of the foregoing (A) or (B), as would not be material to the business of the Company Group, taken as a whole. The Business Systems provide the operations of the Company Group, including the internet websites and mobile applications provided to the Company’s customers, with sufficient redundancy and speed to meet industry standards relating to high availability and the Company has no reason to believe that the Business Systems will not operate or will not continue to be accessible to end users on a high availability basis after the Closing Date.

(j) Data Security and Privacy. The Company and each of its Subsidiaries (i) is, and since January 1, 2022 has been, in material compliance with all Data Security Requirements; and (ii) since January 1, 2022, has taken commercially reasonable steps to protect (A) the confidentiality, integrity, availability, and security of its Business Systems that are involved in the Processing of Personally Identifiable Information, in the conduct of the business of the Company and its Subsidiaries as currently conducted; and (B) Personally Identifiable Information Processed by the Company or such Subsidiary or on their behalf from unauthorized use, access, disclosure, theft, and modification, except in each case as would not be material to the business of the Company Group, taken as a whole. As of the date hereof, (i) there are no pending complaints, investigations, inquiries, notices, enforcement proceedings, or actions by or before any Governmental Authority and (ii) since January 1, 2022, no fines or other penalties have been imposed on or written claims for compensation have been received by the Company or any Subsidiary, relating to any Specified Data Breach, in each case except as would not be material to the business of the Company Group, taken as a whole. The Company and each of its Subsidiaries have not since January 1, 2022, (1) experienced any Specified Data Breaches; or (2) been involved in any Legal Proceedings related to or alleging any violation of any Data Security Requirements by the Company Group or any Specified Data Breaches, in each case except as would not be material to the business of the Company Group, taken as whole.

3.17 Tax Matters.

(a) Tax Returns. Except as would not have a Company Material Adverse Effect, each member of the Company Group has (i) timely filed (taking into account valid extensions) all United States federal, state, local and non-United States returns, estimates, information statements and reports (including amendments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed by any of them with the appropriate Governmental Authority (taking into account any valid extensions with respect thereto) and all such Tax Returns are true, complete and correct; and (ii) paid, or has adequately reserved on the face of the Audited Company Balance Sheet (in accordance with GAAP) for the payment of, all Taxes that are due and payable;

(b) Except as would not have a Company Material Adverse Effect, none of the members of the Company Group has executed any waiver, except in connection with any ongoing Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired;

(c) Taxes Paid. Except as would not have a Company Material Adverse Effect, each member of the Company Group has timely paid or withheld with respect to their employees and other third Persons (and paid over any amounts withheld to the appropriate Tax authority) all United States federal and state income taxes, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other similar Taxes required to be paid or withheld;

(d) No Audits. Except as would not have a Company Material Adverse Effect: (i) no audits or other examinations with respect to Taxes of the Company Group are presently in progress or have been asserted or proposed in writing, (ii) no Governmental Authority has given written notice of any intention to assert any deficiency or claim for additional Taxes against the Company Group, (iii) all deficiencies for Taxes asserted or assessed against the Company Group have been fully and timely paid, settled or properly reflected on the Audited Company Balance Sheet; and (iv) in the past three years, none of the members of the Company Group has received a written claim by a Governmental Authority in a jurisdiction where the Company Group does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to tax in that jurisdiction;

(e) No Material Liens. Except as would not have a Company Material Adverse Effect, there are no material pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever for Taxes on the property or assets of any member of the Company Group, except for Permitted Liens;

(f) Spin-offs. In the past two years, none of the members of the Company Group has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment, in whole or in part, pursuant to Section 355 or Section 361(a) of the Code;

(g) No Listed Transaction. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group has engaged in a “listed transaction” as set forth in Treasury Regulations Section 1.6011-4(b)(2);

(h) Tax Agreements. Except as would not have a Company Material Adverse Effect, none of the members of the Company Group (i) is a party to or bound by, or currently has any obligation pursuant to, any Tax sharing, allocation or indemnification agreement or any similar agreement or arrangement, other than any such agreement or obligation solely between and among members of the Company Group, or the primary purpose of which is unrelated to Taxes; or (ii) has any material liability for the Taxes of any Person other than the Company Group pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-United States law) as a transferee or successor;

(i) No Rulings or Agreements. No private letter rulings, technical advance memoranda, closing agreement or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to any member of the Company Group that are binding on any such member in respect of any taxable year for which the statute of limitations has not yet expired;

(j) Foreign Taxation. In the past five years, neither the Company nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to material taxation in any country other than the country of its formation; and

(k) Intended Tax Treatment. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.18 Employee Plans.

(a) Employee Plans. Section 3.18(a) of the Company Disclosure Letter sets forth a current, correct and complete list, as of the date hereof, of all material Employee Plans. For purposes of this Agreement, “Employee Plan” shall mean (collectively) (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA; and (ii) all other material employment, natural person consultant or other service, bonus, stock option, stock purchase or other equity-based, benefit, incentive compensation, profit sharing, savings, retirement, disability, insurance, vacation, deferred compensation, severance, termination, retention, change in control compensation and other similar material fringe, welfare or other employee benefit plans, programs, agreements, contracts, policies or binding arrangements (whether or not in writing) (x) sponsored, maintained or contributed to (or required to be contributed to) by any member of the Company Group; or (y) otherwise with respect to which the Company Group has any material liability, contingent or otherwise, in each case, other than any plan or program maintained by a Governmental Authority to which the Company or its Subsidiaries contribute pursuant to applicable law. With respect to each material Employee Plan, to the extent applicable, the Company has made available to Parent current, correct and complete copies of (A) the most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (B) the most recent determination or opinion letter, if any, from the IRS for any Employee Plan that is intended to qualify pursuant to Section 401(a) of the Code; (C) the plan documents and summary plan descriptions; (D) any related trust agreements, insurance contracts, insurance policies or other Contracts of any funding arrangements; and (E) any notices to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Authority relating to any material unresolved compliance issues in respect of any such Employee Plan during the past two years.

(b) Absence of Certain Plans. Neither the Company nor any other trade or business (whether or not incorporated) that would be treated as a single employer with the Company Group pursuant to Section 414 of the Code (an “ERISA Affiliate”) has, in the last six years, maintained, sponsored or contributed to or currently maintains, sponsors or participates in, or contributes to, or has any material liability or obligation with respect to, (i) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA); (iii) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that otherwise is or was subject to Section 302 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA; or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code).

(c) Compliance. Except as would not have a Company Material Adverse Effect: (i) each Employee Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable law, including the applicable provisions of ERISA, the Code and any applicable regulatory guidance issued by any Governmental Authority; (ii) all required contributions, premiums and other payments relating to the Employee Plans have been timely and accurately made, and no Employee Plan has any unfunded liabilities that have not been fully accrued; (iii) each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualified status, and nothing has occurred that could reasonably be expected to adversely affect such Employee Plan’s qualified status; and (iv) no member of the Company Group has incurred, whether or not assessed, any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(d) Employee Plan Legal Proceedings. As of the date hereof, except as would not be material to the business of the Company Group, taken as a whole, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust pursuant to any Employee Plan, or the plan sponsor, plan administrator or any fiduciary of any Employee Plan with respect to the administration or operation of such plans, other than routine claims for benefits that have been or are being handled through an administrative claims procedure.

(e) No Prohibited Transactions. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any breach of fiduciary duty or non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a material penalty assessed pursuant to Section 502(i) of ERISA or a material Tax imposed by Section 4975 of the Code, in each case applicable to the Company Group or any Employee Plan.

(f) No Retirement Welfare Benefit Plan. No Employee Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar law for which the covered Person pays the full cost of coverage.

(g) No Additional Rights. Except as required by the terms of this Agreement, none of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in, or accelerate the time of payment, funding or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) or benefits becoming due under any Employee Plan; (ii) increase any compensation or benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits under any Employee Plan; or (iv) result in the breach or violation of, any Employee Plan. None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), result in the funding of any grantor, “rabbi” or similar trust pursuant to any Employee Plan.

(h) Section 280G. No payment or benefit payable in connection with the consummation of the Merger (either alone or in connection with any other event) will constitute a parachute payment within the meaning of Section 280G of the Code, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 4999 of the Code.

(i) Section 409A. Each Employee Plan has been maintained, in form and operation, in all material respects in compliance with Section 409A of the Code or an exemption therefrom, and the Company Group has no obligation to gross-up or indemnify any individual with respect to any Tax under Section 409A of the Code.

3.19 Labor Matters.

(a) Union Activities. Except as required by applicable law, the Company Group is not a party to or bound by any collective bargaining agreement, labor union contract or trade union agreement or other Contract with any labor union, works council or other labor organization (each, a “Collective Bargaining Agreement”), and no employees of the Company Group are represented by a labor union, works council or other labor organization with respect to their employment with the Company Group. To the Knowledge of the Company, there are no pending or threatened material activities or proceedings of any labor union, works council, or other labor organization or trade union or group of employees to organize any employees of the Company Group with regard to their employment with the Company Group, and no such material activities or proceedings have occurred within the past two years. No Collective Bargaining Agreement is being negotiated by the Company Group. Except as would not have a Company Material Adverse Effect, there is no strike, lockout, organized slowdown, organized work stoppage, or other material labor dispute against the Company Group pending or, to the Knowledge of the Company, threatened against the Company Group, and no such labor disputes have occurred within the past two years.

(b) Wage and Hour and Legal Compliance. Except as would not have a Company Material Adverse Effect, the Company Group is in compliance, and has complied, with applicable laws and orders with respect to labor and employment (including, but not limited to, applicable laws, statutes, acts, codes, orders, rules and regulations regarding wage and hour, worker classification, immigration, harassment, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, workers’ compensation, labor relations, employee leave issues, affirmative action, unemployment insurance, discrimination or retaliation in employment, employee health and safety, and collective bargaining).

(c) Withholding. Except as would not have a Company Material Adverse Effect, (i) the Company Group has withheld all amounts required by applicable law to be withheld from the wages, salaries and other payments to current and former employees and other service providers of the Company Group, and is not liable for any arrears of wages, salaries or other payments, including under Contract, Company Group policy or law, or any Taxes or any penalty for failure to comply with any of the foregoing, and (ii) no member of the Company Group is liable for any material payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits for employees (other than routine payments to be made in the ordinary course of business).

(d) Sexual Harassment. Since January 1, 2024, except as would not have a Company Material Adverse Effect, there have been no Legal Proceedings related to any allegations of sexual or racial harassment, discrimination, retaliation or other types of misconduct by any employee of the Company Group.

3.20 Permits. Except as would not have a Company Material Adverse Effect, the Company Group holds, to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Authorities that are required for the operation of the business and/or Real Property of the Company Group as currently conducted (“Permits”). The Company Group complies with the terms of all Permits, and no suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except for such noncompliance, suspensions or cancellations that would not have a Company Material Adverse Effect.

3.21 Compliance with Laws. The Company and each of its Subsidiaries is in compliance with all laws and orders that are applicable to the Company Group or to the conduct of the business or operations of the Company Group, except for noncompliance that would not have a Company Material Adverse Effect. No representation or warranty is made in this Section 3.21 with respect to (a) compliance with the Exchange Act, which is exclusively addressed by Section 3.9 and Section 3.10; (b) compliance with Environmental Law, which is exclusively addressed by Section 3.15; (c) compliance with applicable Tax laws, which is exclusively addressed by Section 3.17, Section 3.18 and Section 3.19(c); (d) compliance with ERISA and other applicable laws relating to employee benefits, which is exclusively addressed by Section 3.18; (e) compliance with labor law matters, which is exclusively addressed by Section 3.19; or (f) compliance with trade control laws and anti-corruption laws, which is exclusively addressed by Section 3.26.

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. There are no material Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company Group or, as of the date hereof, against any present or former officer or director of the Company Group in such individual’s capacity as such.

(b) No Orders. As of the date hereof, none of the Company Group is subject to any material order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Company to perform in all material respects its covenants and obligations pursuant to this Agreement.

3.23 Insurance. As of the date hereof, the Company Group has all material policies of insurance covering the Company Group and any of its employees, properties or assets, including policies of property, fire, workers’ compensation, products liability, directors’ and officers’ liability and other casualty and liability insurance, that is customarily carried by Persons conducting business similar to that of the Company Group. As of the date hereof, all such insurance policies are in full force and effect, no notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured thereunder, except for such defaults that would not have a Company Material Adverse Effect.

3.24 Related Person Transactions. Except for the Support Agreement and any indemnification, compensation or other employment arrangements in the ordinary course of business, there are no Contracts, transactions, arrangements or understandings between the Company Group, on the one hand, and any Affiliate (including any director or officer) thereof, but not including any wholly-owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC in the Company’s Form 10-K or proxy statement pertaining to an annual meeting of stockholders.

3.25 Brokers. Except for the Advisor, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company Group or the Company Board, who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other non-hours based fee or commission in connection with the Merger. The Company has made available to Parent copies of all agreements under which such fee, commission, or other like payment is payable and all indemnification and other agreements under which any such fee or commission is payable.

3.26 Sanctions; Trade Controls; FCPA.

(a) The Company Group has conducted its transactions and dealings over the past five years in material compliance with all applicable United States anti-money laundering laws, Sanctions, and Trade Controls.

(b) The Company and each of its Subsidiaries has implemented and maintains in effect written policies and procedures and internal controls reasonably designed to prevent, deter and detect violations of applicable Sanctions, Trade Controls and the FCPA and all other applicable anti-corruption and anti-bribery laws, statutes, regulations, and orders (collectively, “Anti-Corruption Laws”). Over the past five years, the Company Group has not made any voluntary or involuntary disclosure, conducted any internal investigation, or, to the Knowledge of the Company, received any written notice of facts, allegations or circumstances, in each case, relating to an actual or potential violation of Sanctions, Trade Controls, or Anti-Corruption Laws.

(c) As of the date hereof, there are no pending or, to the Knowledge of the Company, threatened Legal Proceedings against the Company Group alleging a violation of any applicable Sanctions, Trade Controls or Anti-Corruption Laws that are applicable to the Company Group. Without limiting the foregoing, during the last five years, the Company Group has been and is in compliance with applicable Sanctions, Trade Controls and Anti-Corruption Laws that are applicable to the Company Group.

(d) No material licenses or approvals pursuant to the Sanctions or Trade Controls are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger.

(e) Neither the Company Group nor, to the Knowledge of the Company, any officer, director, agent, employee or other Person acting on its behalf, has, directly or indirectly, (i) taken any action that would cause them to be in violation of any provision of Anti-Corruption Laws; (ii) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) made, offered or authorized any unlawful payment, or other thing of value, to foreign or domestic government officials or employees; or (iv) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of Anti-Corruption Laws.

(f) Neither the Company Group nor any of its officers, directors or employees, nor to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company Group, is currently, or has been in the past five years: (i) a Sanctioned Person, or (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country, in each case that would result in a material violation of Sanctions.

3.27 Disclosure Documents. None of the information supplied or to be supplied by the Company specifically for inclusion or incorporation by reference in (a) the Information Statement will, at the time such document is first filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Company Common Stock and (b) the Registration Statement will, at the time such document is first filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are being made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by the Company with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of the Company or any Subsidiary of the Company for use therein.

3.28 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, the Equity Commitment Letter and the Guaranty:

(b) neither the Buyer Parties nor any of their Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Buyer Parties, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(i) no Person has been authorized by the Buyer Parties or any of its Affiliates or Representatives to make any representation or warranty relating to the Buyer Parties or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Company Group or any of their respective Affiliates or Representatives as having been authorized by the Buyer Parties or any of its Affiliates or Representatives (or any other Person); and

(ii) the representations and warranties made by the Buyer Parties in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Buyer Parties hereby disclaim any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Company Group or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(c) No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV, the Equity Commitment Letter and the Guaranty, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER PARTIES

The Buyer Parties hereby represent and warrant to the Company as follows:

4.1 Organization; Good Standing.

(a) Parent. Parent (i) is duly organized, validly existing and in good standing pursuant to the laws of its jurisdiction of organization; and (ii) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(b) Merger Sub. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing pursuant to the DGCL; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.

(c) Organizational Documents. Parent has made available to the Company true, correct and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of the Merger Sub, each as amended to date. No Buyer Party is in violation of its certificate of incorporation, bylaws or other similar organizational document.

4.2 Power; Enforceability. Each Buyer Party has the requisite power and authority to (a) execute and deliver this Agreement; (b) perform its covenants and obligations hereunder; and (c) consummate the Merger. The execution and delivery of this Agreement by the Buyer Parties, the performance by each Buyer Party of its respective covenants and obligations hereunder and the consummation of the Merger have been duly authorized, adopted and approved by all necessary action on the part of each Buyer Party and no additional actions on the part of any Buyer Party are necessary to authorize (i) the execution and delivery of this Agreement by each Buyer Party; (ii) the performance by each Buyer Party of its respective covenants and obligations hereunder; or (iii) subject to the adoption of this Agreement by the sole stockholder of Merger Sub, the consummation of the Merger. This Agreement has been duly executed and delivered by each Buyer Party and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each Buyer Party, enforceable against each Buyer Party in accordance with its terms, subject to the Enforceability Limitations.

4.3 Non-Contravention. The execution and delivery of this Agreement by each Buyer Party, the performance by each Buyer Party of its covenants and obligations hereunder, and the consummation of the Merger do not (a) violate or conflict with any provision of the certificate of incorporation, bylaws or other similar organizational documents of the Buyer Parties; (b) violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which any Buyer Party is a party or by which the Buyer Parties or any of their properties or assets may be bound; (c) assuming the consents, approvals and authorizations referred to in Section 4.4 have been obtained and, in the case of the consummation of the Merger, subject to obtaining the Written Consent and the adoption of this Agreement by the sole stockholder of Merger Sub, violate or conflict with any law or order applicable to the Buyer Parties or by which any of their properties or assets are bound; or (d) result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Buyer Parties, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.4 Requisite Governmental Approvals.

(a) No Consent of any Governmental Authority is required on the part of the Buyer Parties or any of their Affiliates (a) in connection with the execution and delivery of this Agreement by each Buyer Party; (b) the performance by each Buyer Party of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Merger, except (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company Group is qualified to do business; (ii) such filings and approvals as may be required by any federal or state securities laws, including compliance with any applicable requirements of the Exchange Act; (iii) such filings as may be required under the rules and regulations of NYSE; (iv) compliance with any applicable requirements of the HSR Act and any other Antitrust and Foreign Investment Laws; and (v) such other Consents the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) Neither Parent nor Merger Sub is a “foreign person” as defined in 31 C.F.R. § 800.224. Neither Parent nor Merger Sub have in place any arrangement that would permit, as a result of the Merger, any “foreign person” to obtain “control,” as defined in 31 C.F.R. § 800.208, of the Company.

4.5 Legal Proceedings; Orders.

(a) No Legal Proceedings. As of the date hereof, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against the Buyer Parties that would, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(b) No Orders. No Buyer Party is subject to any order of any kind or nature that would prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

4.6 Ownership of Company Common Stock. None of the Buyer Parties or any of their respective directors, executive officers, general partners or, to the knowledge of Parent, any of its controlled Affiliates or any employees of the Buyer Parties or any of their controlled Affiliates owns any shares of Company Common Stock.

4.7 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Buyer Parties or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other fee or commission payable by the Company in connection with the Merger.

4.8 Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no liabilities or obligations other than as contemplated by this Agreement.

4.9 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement and the Merger. The vote or consent of the sole stockholder of Merger Sub is the only vote or consent of the capital stock of, or other equity interest in, Merger Sub necessary to approve this Agreement and the Merger.

4.10 Stockholder and Management Arrangements. As of the date hereof, except for any arrangement between Parent or its Affiliates, on the one hand, and the Company Group, on the other hand, in the ordinary course of their ongoing business arrangements, none of Parent or any of its Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company Group (other than Parent and its Affiliates) (a) relating to (i) this Agreement or the Merger; or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Closing; or (b) pursuant to which any (i) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock; (ii) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) such stockholder, director, officer, employee or other Affiliate of the Company Group has agreed to provide, directly or indirectly, equity investment to the Buyer Parties or the Company to finance any portion of the Merger.

4.11 Solvency. Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby, including the Merger, with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) the satisfaction in full (and not waiver) of the conditions set forth in Section 7.1 and (ii) the accuracy in all material respects of the representations and warranties of the Company set forth in Article III, after giving effect to the transactions contemplated hereby, including the payment of the aggregate Merger Consideration in respect of the Merger, the incurrence of any Indebtedness to finance all or a portion of the aggregate Merger Consideration in respect of the Merger, any repayment or refinancing of debt contemplated in connection with the transactions contemplated hereby and the payment of all related fees and expenses, Parent, the Surviving Corporation and the Surviving Corporation’s Subsidiaries, on a consolidated basis, will be Solvent as of the Closing and as of immediately after the consummation of the transactions contemplated hereby.

4.12 Financing.

(a) Letters. As of the date hereof, Parent and Merger Sub have delivered to the Company a true and complete copy of (i) the executed equity commitment letter, dated as of the date hereof, including all exhibits, schedules, annexes and other attachments thereto (the “Equity Commitment Letter”), pursuant to which the Guarantor has agreed to provide equity financing to Parent sufficient, after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub, to enable Parent to pay the Required Amount (the “Equity Financing”) and (ii) the executed debt commitment letter, dated as of the date hereof, including all exhibits, schedules, annexes and other attachments thereto (as amended, amended and restated, supplemented, replaced or otherwise modified from time to time in accordance with Section 6.5(b) hereof, the “Debt Commitment Letter” and, together with the Equity Commitment Letter, the “Financing Commitment Letters”), pursuant to which the Debt Financing Sources party thereto have agreed to provide to Parent (or one or more of its Affiliate party thereto) debt financing in the amounts set forth therein (the “Debt Financing” and, together with the Equity Financing, the “Financing”). As of the date hereof, Parent and Merger Sub have also delivered to the Company a true and complete copy of the fee letter relating to the Debt Financing (as amended from time to time after the date hereof, the “Debt Financing Fee Letter”), in which the only redactions are the fee amounts, “flex” terms and other economic terms, and such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability or termination of the Debt Commitment Letter or reduce the aggregate principal amount of the Debt Financing below the amount required to pay the aggregate cash Merger Consideration in respect of the Merger and any other amounts required to be paid in cash at the Closing in connection with the consummation of the transactions contemplated hereby and to pay all related fees and expenses (including those payable to Representatives) payable by Parent and Merger Sub in connection with the Transactions (such amount collectively, the “Required Amount”), after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub.

(b) Financing Commitment Letters. As of the date hereof, (i) neither of the Financing Commitment Letters has been amended, modified, terminated or withdrawn, and no such amendment, modification, termination or withdrawal is currently contemplated (other than (x) to add lenders, lead arrangers, investors, bookrunners, syndication agents or other entities who have not executed the Debt Commitment Letter as of the date of this Agreement or (y) to give effect to any market “flex” provisions in the Debt Financing Fee Letter), (ii) the Financing Commitment Letters are in full force and effect and constitute the legal, valid and binding obligations of Parent’s Affiliate party thereto and, to the knowledge of Parent, the other parties thereto, subject to the bankruptcy, insolvency, fraudulent transfer, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general principles of equity (the “Bankruptcy and Equity Exceptions”), (iii) the obligation of the Debt Financing Sources and the Guarantor to provide the Financing is subject to no conditions precedent, other than those expressly set forth in the Financing Commitment Letters, (iv) to the knowledge of Parent, assuming the satisfaction of the conditions set forth in Article VII and completion of the Marketing Period, no fact, circumstance or occurrence exists that would reasonably be expected to result in any additional conditions or contingencies that would adversely affect the availability of the Financing and (v) assuming the satisfaction of the conditions set forth in Article VII and completion of the Marketing Period, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach by Parent (or its Affiliate party thereto) under either of Financing Commitment Letters and Parent has no reason to believe that it (or its Affiliate party thereto) will be unable to satisfy the conditions to the funding of the Debt Financing or that the Financing will not be made available to Parent on the Closing Date.

(c) No Impairment. As of the date hereof, other than the Debt Commitment Letter and the Debt Financing Fee Letter, there are no other Contracts, arrangements or side letters to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the Debt Financing required to pay the Required Amount (after giving effect to any cash or other sources of liquidity available to Parent and Merger Sub) that would reasonably be expected to (i) impair the enforceability of the Debt Commitment Letter, (ii) reduce the aggregate amount of the Debt Financing such that the aggregate amount of the Debt Financing would be below the Required Amount, (iii) impose new or additional conditions precedent to the Debt Financing or (iv) otherwise modify any of the conditions precedent to the Financing.

(d) Sufficient Funds. Assuming the satisfaction in full (and not waiver) of all of the conditions to Closing and assuming the Financing is funded in accordance with the Financing Commitment Letters, Parent, Merger Sub and their respective Subsidiaries will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the Required Amount.

(e) Fees Paid. Parent has fully paid, or caused to be paid, any and all commitment fees or other fees required by the terms of the Financing Commitment Letters to be paid on or before the date of this Agreement.

4.13 Guaranty. Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered a duly executed guaranty from 3G Fund VI, L.P., a Cayman Islands exempted limited partnership (“Guarantor”) to the Company. The Guaranty is in full force and effect and constitutes a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as enforceability may be limited by the Bankruptcy and Equity Exceptions, and has not been (and will not be except in accordance with its terms) amended or modified. No event has occurred which, with or without notice, lapse of time or both, could constitute or would reasonably be expected to constitute or result in a default on the part of the Guarantor under such Guaranty.

4.14 Tax Considerations.

(a) Tax Classification of Parent. For U.S. federal income tax purposes, Parent is, and has been at all times since its formation, properly treated as a corporation.

(b) Tax Classification of Merger Sub. For U.S. federal income tax purposes, Parent is, and has been at all times since Merger Sub’s formation, properly treated as the sole regarded owner of Merger Sub. Merger Sub was formed solely to effect the transactions contemplated under this Agreement and does not conduct any other business or operations.

(c) Intended Tax Treatment. Neither Parent, nor Merger Sub or any of their Subsidiaries is aware of the existence of any fact or circumstance, or has taken or agreed to take any action, or knowingly failed to take any action, which fact or circumstance or act or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

4.15 Capitalization of Merger Sub and Parent. As of the Closing Date and immediately prior to Effective Time, (i) the shares of common stock of Merger Sub (the “Merger Sub Shares”) then outstanding will be wholly owned, directly or indirectly, by Parent, (ii) the capital stock of each Subsidiary of Parent, other than Merger Sub (the “Parent Subsidiaries” and the “Parent Subsidiaries Shares”) then outstanding will be wholly owned, directly or indirectly, by Parent and (iii) all Parent Units will be owned (beneficially and of record), directly or indirectly, by 3G Related Parties (as such term is defined in the A&R Parent LLCA). All Parent Units issued at or in connection with the Closing to 3G Related Parties will have economic rights, preferences and privileges identical to, and pari passu with, the Mixed Election Equity Consideration and shall be issued at the same price per security and with the same Capital Account (as such term is defined in the A&R Parent LLCA). Each Parent Unit to be issued as part of the Mixed Election Equity Consideration will be duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights. Except for this

Agreement and as provided in this Agreement or the Equity Commitment Letter: (i) there are no outstanding options, warrants, rights, calls, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Merger Sub Shares or any capital stock equivalent or other nominal interest in Merger Sub (the “Merger Sub Equity Interests”), or the Parent Subsidiaries Shares or any capital stock equivalent or other nominal interest in Parent Subsidiaries (the “Parent Subsidiaries Equity Interests”) or the Parent Units or any capital stock equivalent or other nominal interest in Parent (the “Parent Equity Interests”), pursuant to which Merger Sub, any Parent Subsidiary or Parent, as applicable, is or may become obligated to issue shares of its capital stock or other equity interests or any securities convertible into or exchangeable for, or evidencing the right to subscribe for any Merger Sub Equity Interests, Parent Subsidiaries Equity Interests or Parent Equity Interests, as applicable; and (ii) there are no contracts or commitments to which Merger Sub, any Parent Subsidiary or Parent is a party relating to the sale or transfer of any equity securities or other securities of Merger Sub, Parent Subsidiaries or Parent. Merger Sub, Parent Subsidiaries and Parent were formed solely for the purpose of engaging in the transactions contemplated hereby, and Merger Sub, Parent Subsidiaries and Parent have not conducted any business prior to the date hereof and have no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, the A&R Parent LLCA will be the limited liability company agreement of Parent then in effect until thereafter amended in accordance with its terms.

4.16 Disclosure Documents. None of the information supplied or to be supplied by Parent specifically for inclusion or incorporation by reference in (a) the Information Statement will, at the time such document is first filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the holders of Shares and (b) the Registration Statement will, at the time such document is first filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are being made, not misleading. Notwithstanding the foregoing sentence, no representation or warranty is made by Parent with respect to any information or statement made or incorporated by reference in the Information Statement or Registration Statement that was not supplied by or on behalf of Parent or any Subsidiary of Parent for use therein.

4.17 Exclusivity of Representations and Warranties.

(a) No Other Representations and Warranties. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III:

(i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Merger;

(ii) no Person has been authorized by the Company Group or any of its Affiliates or Representatives to make any representation or warranty relating to the Company Group or any of its businesses or operations or otherwise in connection with this Agreement or the Merger, and if made, such representation or warranty must not be relied upon by the Buyer Parties or any of their respective Affiliates or Representatives as having been authorized by the Company Group or any of its Affiliates or Representatives (or any other Person); and

(iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer Parties or any of their respective Affiliates or Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).

(b) No Reliance. Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that each of Parent and Merger Sub has been provided access for such purposes. Each Buyer Party, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article III, it is not acting (including, as applicable, by entering into this Agreement or consummating the Merger) in reliance on:

(i) any representation or warranty, express or implied;

(ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Buyer Parties or any of their respective Affiliates or Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or

(iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (a) as expressly contemplated by this Agreement or required by applicable law; (b) as set forth in Section 5.1 or Section 5.2 of the Company Disclosure Letter; or (c) as approved by Parent in writing (with email being sufficient) (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will, and will cause each of its Subsidiaries to, (i) maintain its existence in good standing (to the extent applicable) pursuant to applicable law; (ii) subject to the restrictions and exceptions set forth in Section 5.2 or elsewhere in this Agreement, use its commercially reasonable efforts to conduct its business and operations in the ordinary course of business; and (iii) use its respective commercially reasonable efforts to (A) preserve intact its material assets, properties, Contracts or other legally binding understandings, licenses and business organizations; (B) keep available the services of its current officers and key employees; and (C) preserve the current relationships with customers, vendors, distributors, partners (including system integrators, platform partners, referral partners, consulting and implementation partners), lessors, licensors, licensees, creditors, contractors and other Persons with which the Company Group has material business relations.

5.2 Forbearance Covenants. Except (i) as set forth in Section 5.2 of the Company Disclosure Letter; (ii) as approved by Parent in writing (with email being sufficient) (which approval will not be unreasonably withheld, conditioned or delayed); or (iii) as expressly contemplated by the terms of this Agreement or required by applicable law, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will not, and will not permit any of its Subsidiaries, to:

(a) amend the Charter, the Bylaws, or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities, except (A) for the issuance or sale of shares of Company Common Stock in connection with the exercise or settlement (as applicable) of the Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof; or (B) in connection with agreements in effect on the date hereof and made available to Parent (or the form of such agreement has been made available to Parent and any such agreement is substantially identical to such form), including the maximum amount of Company Securities to be issued thereunder;

(d) directly or indirectly acquire, repurchase or redeem any securities, except for (A) repurchases, withholdings, or cancellations of Company Securities pursuant to the terms and conditions of the Company Equity Awards outstanding as of the date hereof in accordance with their terms as in effect on the date hereof; or (B) transactions between the Company and any of its direct or indirect Subsidiaries;

(e) (A) adjust, split, combine or reclassify any shares of capital stock, or issue or authorize or propose the issuance of any other Company Securities in respect of, in lieu of or in substitution for, any shares of its capital stock or other equity or voting interest; (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, or make any other actual, constructive or deemed distribution in respect of any shares of capital stock or other equity or voting interest, except for cash dividends made by any direct or indirect wholly-owned Subsidiary of the Company to the Company, or one of the Company’s other wholly-owned Subsidiaries; (C) pledge or encumber any shares of its capital stock or other equity or voting interest; or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f) (A) incur or assume any Indebtedness except for additional borrowings after the date of this Agreement under the Company Group’s existing credit facilities in the ordinary course of business; or (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness of any other Person, except with respect to Indebtedness of any member of the Company Group;

(g) mortgage or pledge any of its and its Subsidiaries’ assets, tangible or intangible, or create or incur any lien thereupon (other than Permitted Liens), other than in connection with financing transactions permitted by Section 5.2(f) or consented to by Parent;

(h) make any loans, advances or capital contributions to, or investments in, any other Person, except for (1) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company Group’s policies related thereto; and (2) loans, advances or capital contributions to, or investments in, the Company or any direct or indirect Subsidiaries of the Company;

(i) acquire, lease, license, sell, sell and leaseback, abandon, transfer, assign, guarantee, or exchange any assets, tangible or intangible, in each case in excess of $500,000 individually, and other than (1) the sale of products or services of the Company Group in the ordinary course of business; (2) the acquisition, lease or license of products or services by the Company Group in the ordinary course of business (including pursuant to or in connection with the entry into any Lease in the ordinary course of business); and (3) any capital expenditures permitted by (or consented to by Parent under) Section 5.2(p);

(j) encumber or dispose of any Owned Real Property or acquire a fee interest in any material real property in excess of $5,000,000;

(k) sell, assign, transfer, lease, license, sublicense, allow to lapse, abandon, grant a covenant-not-to-assert to a third party with respect to, or otherwise dispose of any material Company Intellectual Property, except for the expiration of any Registered Company Intellectual Property at the end of its statutory term or pursuant to the terms of existing Contracts or the granting of Ordinary Course Licenses;

(l) (A) enter into, adopt, materially amend (including accelerating the vesting, payment or funding), materially modify or terminate any material bonus, profit sharing, compensation, severance, termination, option, appreciation right, performance unit, phantom equity, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment or severance plan, program, agreement, contract, policy or binding agreement or other material Employee Plan in any manner (other than in connection with offer letters entered into in the ordinary course of business with new hires permitted pursuant to clause (D) of this paragraph, provided, that the terms thereof shall not include the granting of any equity or equity-based awards or severance benefits not required by applicable law); (B) increase the compensation of any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group, or pay any special bonus or special remuneration to any director, officer, employee, individual consultant, former employee, individual independent contractor, or other individual service provider of the Company Group (or accelerate the time of payment, funding or vesting of any payment becoming due under) any Employee Plan as in effect as of the date hereof, except in the case of each of (A) and (B), as required by the terms of the applicable Employee Plan; (C) enter into any change in control, severance or similar agreement or any retention or similar agreement with any officer, employee, director, individual independent contractor, individual consultant, or other individual service provider of the Company Group, or (D) hire, terminate (other than for “cause”), furlough or temporarily lay off any employee of the Company Group above the Vice President level;

(m) settle, release, waive or compromise any pending or threatened material Legal Proceeding or other claim against the Company, except for the settlement of any Legal Proceeding or other claim that is (A)(1) reflected or reserved against in the consolidated financial statements of the Company Group as of the end of the most recently completed fiscal quarter of the Company Group included in the Company SEC Reports filed prior to the date hereof and; (2) for solely monetary payments of, net of insurance recovery, no more than $500,000 individually and $2,000,000 in the aggregate; or (B) settled in compliance with Section 6.15;

(n) except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any change in any of its accounting principles or material practices;

(o) (A) make (other than in the ordinary course of business) or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return that could materially increase the Taxes payable by any member of the Company Group; or (E) request any rulings from, or enter into a closing agreement with, any Governmental Authority regarding any material Tax;

(p) incur or commit to incur any material capital expenditure(s) other than consistent with the capital expenditure budget set forth in Section 5.2(p) of the Company Disclosure Letter;

(q) (A) modify, amend or terminate any Material Contract, (B) enter into any Contract that would have been a Material Contract if such Contract was in existence as of the date hereof, or (C) enter into any sale leaseback Contract, in each case, other than in the ordinary course of business;

(r) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice;

(s) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(t) effectuate or announce any closing, employee layoff, furlough, reduction to terms and conditions of employment or other event affecting in whole or in part any site of employment, facility, operating unit or employee that would result in liability of the Company Group under the WARN Act;

(u) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material portion thereof or material equity interest therein or enter into any joint venture, limited liability company or legal partnership or similar arrangement (excluding, for avoidance of doubt, reseller agreements and other commercial agreements that do not involve the formation of an entity with any third Person);

(v) (A) enter into any Collective Bargaining Agreement or agreement or arrangement to form a works council or other Contract with any labor union or other labor organization or works council, except to the extent required by applicable law; provided, that the Company or its applicable Subsidiaries must first, to the extent not prohibited by law, provide Parent and its counsel reasonable advance notice thereof and a reasonable opportunity to review and comment thereon; or (B) recognize or certify any labor union, works council or other labor organization, or group of employees, as the bargaining representative for any employees of the Company Group, except as required by applicable law;

(w) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former employee or independent contractor;

(x) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to Parent’s rights under Section 5.3(d)(i)(2) or Section 5.3(d)(ii)(2); or

(y) enter into, authorize any of, or agree or commit to enter into a Contract to take any of the actions prohibited by this Section 5.2.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the terms of Section 5.3(b), from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company Group will not, will cause its directors, officers and employees not to, and will not instruct, authorize or knowingly permit any of its other Representatives to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition

Proposal; (ii) furnish to any Person (other than to Parent or any designees of Parent) any non-public information relating to the Company Group or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group (other than Parent or any designees of Parent), in any such case with the intent to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any proposal or inquiry that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal to the extent necessary to clarify the terms of the Acquisition Proposal); (iv) approve, endorse or recommend any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). The Company will immediately cease, and will cause its directors, officers and employees to immediately cease, and will use its reasonable best efforts to cause its other Representatives to immediately cease, any and all discussions or negotiations that existed on or prior to the date of this Agreement with any parties conducted heretofore with respect to any Acquisition Proposal. The Company will (A) promptly request the return or destruction of all non-public information concerning the Company Group furnished to any Person that has executed a confidentiality agreement in connection with any Acquisition Proposal; (B) cease providing any further information with respect to the Company Group or any Acquisition Proposal to any such Person or its Representatives; and (C) promptly terminate all access granted to any such Person and its Representatives to any physical or electronic data room. Notwithstanding anything herein to the contrary, the Company will not be required to enforce, and will be permitted to waive any provision of any standstill or confidentiality agreement solely to the extent that (x) such provision prohibits or purports to prohibit a confidential proposal being made to the Company Board or (y) the Company Board has determined that the failure to do so would be inconsistent with its fiduciary duties pursuant to applicable law (disregarding, for this purpose, that the Written Consent has been delivered and is effective).

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Section 5.3, from the date hereof until the date that is the later of (i) twenty calendar days after the date hereof (the “Initial Threshold Date”) or (ii) solely with respect to Persons or groups of Persons that have made an Acquisition Proposal that constitutes, or could reasonably expected to result in, a Superior Proposal, on or before the Initial Threshold Date, forty calendar days after the date hereof (such date, as applicable, the “Threshold Date”), the Company and the Company Board may, directly or indirectly through one or more of their Representatives (including the Advisor), contact the Person or group of Persons making such Acquisition Proposal to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes, or could reasonably be expected to result in, a Superior Proposal, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company Group to, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company Group pursuant to an Acceptable Confidentiality Agreement to any Person or its Representatives that has made or delivered to the Company an Acquisition Proposal after the date hereof, in each case with respect to an Acquisition Proposal that did not result from any material breach of Section 5.3(a); provided, however, that prior thereto, the Company Board has determined in good faith (after consultation with its financial advisor and outside legal counsel) that (i) such Acquisition Proposal either constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal, and (ii) the failure to take the actions contemplated by this Section 5.3(b) would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law; and provided further, however, that the Company will promptly (and in any event within 24 hours) make available to Parent any non-public information concerning the Company Group that is provided to any such Person or its Representatives that was not previously made available to Parent; and provided further, however, that if any such Person or its Representatives is a competitor of the Company Group, the Company Group shall not provide any information that in the good faith determination of the Company constitutes commercially sensitive non-public information to such Person in connection with any actions permitted by this Section 5.3(b) other than in accordance with “clean room” or other similar procedures designed to limit any potential adverse effect on the Company from sharing such information.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as provided by Section 5.3(d), at no time after the date hereof may the Company Board:

(i) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten Business Days after Parent so requests in writing (it being understood that the Company will have no obligation to make such reaffirmation on more than three separate occasions); or (D) take any formal action or make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication), or fail to recommend against any tender or exchange offer (it being understood that the Company Board may refrain from taking a position with respect to an Acquisition Proposal that is a tender or exchange offer until the close of business on the tenth Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of this Section 5.3) (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided, however, that, for the avoidance of doubt, none of (1) the determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal or (2) the delivery by the Company to Parent of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company Group to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, at any time prior to the Threshold Date:

(i) the Company Board may effect a Company Board Recommendation Change in response to any material event or development or material change in circumstances with respect to the Company that (A) was not actually known to, or reasonably expected by, the Company Board as of the date hereof; and (B) does not relate to (1) any Acquisition Proposal; or (2) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date hereof in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying cause of any of the foregoing in this clause (B) may be considered and taken into account) (each such event, an “Intervening Event”), if the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law and if and only if:

(1) the Company has provided prior written notice to Parent at least four Business Days in advance to the effect that the Company Board has (A) so determined; and (B) resolved to effect a Company Board Recommendation Change pursuant to this Section 5.3(d)(i), which notice will specify the applicable Intervening Event in reasonable detail; and

(2) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during such four Business Day period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that the Company Board no longer determines that the failure to make a Company Board Recommendation Change in response to such Intervening Event would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law; or

(ii) if the Company has received a bona fide Acquisition Proposal after the date hereof that the Company Board has concluded in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Company Board may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, in each case if and only if:

(1) the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be (disregarding, for this purpose, that the Written Consent has been delivered and is effective) inconsistent with its fiduciary duties pursuant to applicable law;

(2) the Company Group and its Representatives have complied in all material respects with their obligations pursuant to this Section 5.3 with respect to such Acquisition Proposal;

(3) (i) the Company has provided prior written notice to Parent at least four Business Days in advance (the “Notice Period”) to the effect that the Company Board has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect a Company Board Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(ii) absent any revision to the terms and conditions of this Agreement, which notice will specify the basis for such Company Board Recommendation Change or termination, including the identity of the Person or “group” of Persons making such Acquisition Proposal, the material terms thereof and copies of all relevant documents relating to such Acquisition Proposal; and (ii) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Notice Period, must have negotiated with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; provided, however, that in the event of any material revisions to such Acquisition Proposal, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(3) with respect to such new written notice (it being understood that the “Notice Period” in respect of such new written notice will be three Business Days); and

(4) in the event of any termination of this Agreement in order to cause or permit the Company Group to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal, the Company will have validly terminated this Agreement in accordance with Section 8.1(j), including paying the Company Termination Fee in accordance with Section 8.3(b)(iii).

(5) Notice. From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by the Company or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, the Company or any of its Representatives with respect to an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of this Agreement); and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours) of any modification of the material terms of any inquiry, offer or proposal (including any amendments thereto) and any material changes and developments in the status of any discussions or negotiations.

(e) Certain Disclosures. Nothing in this Agreement will prohibit the Company Board from (i) taking and disclosing to the Company Stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or complying with Rule 14d-9 promulgated under the Exchange Act, including a “stop, look and listen” communication by the Company Board to the Company Stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication); (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; (iii) informing any Person of the existence of the provisions contained in this Section 5.3; or (iv) making any disclosure to the Company Stockholders (including regarding the business, financial condition or results of operations of the Company Group) that the Company Board has determined to make in good faith in order to comply with applicable law, regulation or stock exchange rule or listing agreement, it being understood that any such statement or disclosure made by the Company Board pursuant to this Section 5.3(e) must be subject to the terms and conditions of this Agreement and will not limit or otherwise affect the obligations of the Company Board and the rights of Parent under this Section 5.3, it being understood that nothing in the foregoing will be deemed to permit the Company Board to effect a Company Board Recommendation Change other than in accordance with Section 5.3(d). In addition, it is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by the Company Board, to the extent required by law, that describes the Company’s receipt of an Acquisition Proposal, the identity of the Person making such Acquisition Proposal, the material terms of such Acquisition Proposal and the operation of this Agreement with respect thereto will not, in and of itself, be deemed to be (A) a withholding, withdrawal, amendment, or modification, or proposal by the Company Board to withhold, withdraw, amend or modify, the Company Board Recommendation; (B) an adoption, approval or recommendation with respect to such Acquisition Proposal; or (C) a Company Board Recommendation Change.

(f) Breach by Representatives. The Company will not authorize, direct or knowingly permit any consultant or employee of the Company to breach this Section 5.3, and upon becoming aware of any breach or threatened breach of this Section 5.3 by a consultant or employee of the Company, shall use its reasonable best efforts to stop such breach or threatened breach.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement, including the limitations in Section 6.2(b), the Buyer Parties, on the one hand, and the Company, on the other hand, will use their respective reasonable best efforts to (A) take (or cause to be taken) all actions;

(B) do (or cause to be done) all things; and (C) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case, as are necessary, proper or advisable pursuant to applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by:

(i) causing the conditions to the Merger set forth in Article VII to be satisfied;

(ii) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities and third parties; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case, that are necessary or advisable to consummate the Merger;

(iii) obtaining all consents, waivers and approvals and delivering all notifications pursuant to any Material Contracts in connection with this Agreement and the consummation of the Merger so as to maintain and preserve the benefits to the Surviving Corporation of such Material Contracts as of and following the consummation of the Merger; and

(iv) executing and delivering any Contracts and other instruments that are reasonably necessary to consummate the Merger.

(b) No Omission to Take Necessary Action. In addition to the foregoing, subject to the terms and conditions of this Agreement (including subject to clause (D) of the second sentence of Section 6.2(a)), neither the Buyer Parties, on the one hand, nor the Company, on the other hand, will take any action, or omit to take any action, which action or omission is intended to or has (or would reasonably be expected to have) the effect of preventing, materially impairing, materially delaying or otherwise materially adversely affecting (i) the consummation of the Merger; or (ii) the ability of such Parties to fully perform their obligations pursuant to this Agreement. For the avoidance of doubt, no action by the Company taken in compliance with Section 5.3 will be considered a violation of this Section 6.1.

(c) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, the Company Group will not be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments), the provision of additional security (including a guarantee), or otherwise make any accommodation, commitment or incur any liability or obligation to any third party, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

6.2 Filings.

(a) Filing Under the HSR Act and Any Other Antitrust and Foreign Investment Laws. The Buyer Parties (and their respective Affiliates, if applicable), on the one hand, and the Company (and its Subsidiaries, if applicable), on the other hand, will, to the extent required in the reasonable judgment of counsel to Parent and the Company, (i) file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act within twenty five Business Days following the date hereof; and (ii) make or cause to be made any such filings required under any Antitrust and Foreign Investment Laws and as set out in Section 6.2(a) of the Company Disclosure Letter as promptly as practicable. Each of Parent and the Company will use reasonable efforts to (A) cooperate and coordinate (and cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) promptly supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) promptly supply (or cause the other to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and (D) subject to the limitations set forth in Section 6.2(b), take all action necessary to (1) cause the expiration or termination of the applicable waiting periods (including where applicable, by way of a positive clearance decision) pursuant to the HSR Act and any other applicable Antitrust and Foreign Investment Laws, including requesting early termination of the HSR waiting period; and (2) obtain the required consents pursuant to any other applicable Antitrust and Foreign Investment Laws, in each case as soon as practicable. If any Party or Affiliate thereof receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other applicable Antitrust and Foreign Investment Laws, then such Party will make (or cause to be made), as soon as reasonably practicable and after consultation with the other Parties, an appropriate response to such request.

(b) Required Actions. Notwithstanding any other provision of this Agreement to the contrary, Buyer Parties shall and, shall cause their respective Affiliates to, propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such assets or businesses of, effective as of the Effective Time, the Company or its Subsidiaries, or otherwise offer to take or offer to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Company or its Subsidiaries) (collectively, “Remedies”) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, in each case, as may be required in order to obtain any clearance, consent, approval or waiting period expiration or termination from any Person or Governmental Authority with respect to the Merger and the other transactions contemplated hereby or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger and the other transactions contemplated hereby, in any case, that may be issued by any court or other Governmental Authority, so as to enable the Closing to occur as soon as reasonably possible (and in any event, not later than the Termination Date); provided, however, that Buyer Parties shall not be required to take or agree or commit to take any action, including any Remedies, if doing so would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole (a “Detriment”). Subject to and without limiting this Section 6.2(b), the Company shall, and shall cause its Affiliates and Representatives to, reasonably cooperate, with Parent and its Affiliates on any sale, divestiture, license, hold separate, or other action undertaken or proposed to be undertaken by the Buyer Parties.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company and the Buyer Parties shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed draft notifications, formal notifications, filing, submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties reasonably informed with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any material developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable laws and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or material discussions (whether in person, by telephone or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other Parties reasonable prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may designate any non-public information provided to any Governmental

Authority as restricted to “outside counsel” only and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the non-public information; provided, however, that each of the Company and the Buyer Parties and their respective Affiliates, if applicable, may redact any valuation and related information, or information that is protected by legal privilege, before sharing any information provided to any Governmental Authority with another Party on an “outside counsel” only basis. Notwithstanding anything herein to the contrary, Parent shall have the right to control and (having taken into consideration in good faith all comments, proposals and suggestions made by the Company) direct the process, strategy and determinations with respect to any Antitrust and Foreign Investment Law in connection with the Merger, including in dealing with any Governmental Authority with respect thereto. Neither Parent nor the Company will (and each of the Company and Parent will cause their Subsidiaries and affiliates not to) agree to stay, toll or extend any applicable waiting period under any Antitrust and Foreign Investment Law or enter into or extend a timing agreement with any Governmental Authority, without the prior written consent of the other party.

(d) From the date of this Agreement until the earlier of (i) the valid termination of this Agreement in accordance with its terms and (ii) the satisfaction of the condition set forth in Section 7.1(b), none of the Company, Parent or Merger Sub (or any of their respective Affiliates) shall enter into any agreement, transaction or any agreement to effect any transaction (including any merger or acquisition) that would reasonably be expected to materially and adversely affect or materially delay the Company’s, Parent’s or Merger Sub’s ability to: (i) obtain the timely expiration or termination of the waiting period under the HSR Act, or the authorizations, consents, Orders and approvals required under any other applicable Antitrust and Foreign Investment Laws, applicable to the Transactions; (ii) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other Order that would materially delay or prevent the consummation of the Transactions; or (iii) obtain all other authorizations, consents, Orders and approvals of Governmental Authorities necessary for the consummation of the Transactions in accordance with the terms and conditions of this Agreement.

6.3 Written Consent. Immediately after the execution of this Agreement, in lieu of calling a meeting of the Company Stockholders, the Company shall use reasonable best efforts to obtain the Written Consent. Promptly following the receipt of the Written Consent, the Company will provide Parent with a copy of such Written Consent. In connection with the Written Consent, the Company shall take actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Charter and Bylaws of the Company.

6.4 Information Statement/Prospectus, Registration Statement.

(a) Information Statement/Prospectus and Registration Statement. As promptly as practicable following the execution of this Agreement, Parent shall file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include (i) an information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing the information specified in Schedule 14C under the Exchange Act concerning the Written Consent and the transactions (the “Information Statement”) to be prepared by the Company, and (ii) a prospectus in connection with the registration under the Securities Act of the Parent Units to be issued in connection with the Merger (the “Prospectus,” and with the Information Statement, the “Information Statement/Prospectus”), to be prepared by the Parent with the Company’s reasonable cooperation. Parent and the Company shall cooperate and provide each other Party with a reasonable opportunity to review and comment on the Information Statement/Prospectus and the Registration Statement and any substantive correspondence (including responses to SEC comments), amendments or supplements to the Information Statement/Prospectus or the Registration Statement prior to filing with the SEC, shall consider in good faith any comments on each such document or response that are proposed by each other Party, and shall provide to such other Parties a copy of all such filings made with the SEC.

(b) Effectiveness and Dissemination of Information Statement and Registration Statement. Parent shall use all reasonable best efforts to have the Registration Statement declared effective under the Securities Act, and the Company shall use all reasonable best efforts to have the Information Statement/Prospectus cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Without limiting any other provision herein, the Registration Statement and Information Statement/Prospectus will contain such information and disclosure reasonably requested by Parent so that the Registration Statement conforms in form and substance to the requirements of the Securities Act and the Information Statement/Prospectus conforms in form and substance to the requirements of the Exchange Act. The Company shall use its reasonable best efforts to cause the Information Statement/Prospectus to be mailed to the Company Stockholders as promptly as practicable after the Registration Statement is declared effective.

(c) Furnishing Information. The Company shall provide Parent with such information concerning themselves and their Affiliates as is customarily included in a registration statement or information statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by applicable laws, requested by the SEC or its staff, or as Parent may reasonably request, in each case, sufficiently in advance of the mailing of the Information Statement/Prospectus to be included therein. Prior to the Effective Time, each of the Company and the Buyer Parties agrees to correct any information provided by it for the Information Statement/Prospectus or Registration Statement, as the case may be, which if not corrected would result in the Information Statement/Prospectus or Registration Statement to include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and file with the SEC an appropriate amendment or supplement to such filing describing such information and, to the extent required by applicable law or the SEC or its staff, disseminate any such amendment or supplement to the Company Stockholders.

(d) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Registration Statement or Information Statement/Prospectus, as the case may be, without first providing the other Party a reasonable opportunity to review and comment on such written communication, and each Party will give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(e) Notices. The Company, on the one hand, and Parent, on the other hand, will promptly advise the other, of any receipt of (i) a request by the SEC or its staff for any amendment or revisions to the Information Statement/Prospectus or the Registration Statement, as the case may be; (ii) comments from the SEC or its staff on the Information Statement/Prospectus or the Registration Statement, as the case may be; or (iii) a request by the SEC or its staff for additional information in connection therewith.

6.5 Financing.

(a) Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Debt Financing contemplated by the Debt Commitment Letter on or prior to the Closing Date on the terms and conditions and in the amounts described in the Debt Commitment Letter (including any “flex” provisions) or such other terms and conditions that are not materially less favorable (taken as a whole) to the Company, including (i) maintaining in effect the Debt Commitment Letter and any Definitive Debt Financing Agreements (as defined below) and complying with its obligations thereunder, (ii) satisfying on a timely basis, taking into consideration the timing of the Closing and the completion of the Marketing Period, and in a manner that will not impede the ability of the parties hereto to consummate the Merger promptly upon the Closing Date, all conditions to the funding of the Debt Financing set forth in the Debt Commitment Letter and the Definitive

Debt Financing Agreements that are within its control, (iii) using reasonable best efforts to negotiate and enter into definitive debt financing agreements on the terms and conditions contemplated by the Debt Commitment Letter (including any “flex” provisions) or such other terms and conditions that are not materially less favorable (taken as a whole) to the Company (the “Definitive Debt Financing Agreements”), (iv) if the conditions under the Debt Commitment Letter are satisfied, consummating the Debt Financing and causing the Debt Financing Sources to consummate their Debt Financing at the Closing, (v) complying with its obligations under the Debt Commitment Letter and Definitive Debt Financing Agreements in a timely and diligent manner, taking into consideration the timing of the Closing and the completion of the Marketing Period and (vi) keeping the Company informed on a regular and current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing contemplated by the Debt Commitment Letter and any other financing (including, by, upon reasonable request of the Company, promptly providing to the Company drafts of material definitive agreements for the Debt Financing (and any amendments thereto entered into on or prior to the Closing)) and giving the Company prompt notice of (i) any fact, change, event or circumstance that is reasonably likely to have, individually or in the aggregate, a material and adverse impact on the Debt Financing contemplated by the Debt Commitment Letter, (ii) any breach by any party to the Debt Commitment Letter or Definitive Debt Financing Agreements of which Parent has become aware, (iii) the expiration or termination (or attempted or purported termination, whether or not valid) of the Debt Commitment Letter, (iv) any written or electronic (including email) notice or communication by any Debt Financing Source with respect to any actual or threatened breach, default (or allegation thereof), repudiation by any party to the Debt Commitment Letter or any Definitive Debt Financing Agreement or any refusal to provide, or stated intent that it will not provide, by any Debt Financing Source the full amount of the Debt Financing contemplated by the Debt Commitment Letter for any reason, (v) Parent’s good faith belief, for any reason, that it may no longer be able to obtain all or any portion of any Debt Financing contemplated by the Debt Commitment Letter on the terms and conditions described therein (after giving effect to any flex provisions), or (vi) receipt of any written notice or other written communication from any person with respect to any: (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt Financing Agreement, (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any Definitive Debt Financing Agreement (other than ordinary course negotiations) and (C) the failure of any condition to the Debt Financing to be satisfied. Any breach of the Debt Commitment Letter, the Debt Financing agreements, any Alternative Financing commitment or any Definitive Debt Financing Agreements by Parent or Merger Sub shall be deemed a breach by Parent of this Section 6.5.

(b) Prior to the Closing, Parent shall not, and shall cause its Affiliates not to, agree to or permit any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or Definitive Debt Financing Agreements without the Company’s prior written consent; provided that Parent may, without the Company’s prior written consent: (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Debt Commitment Letter or any Definitive Debt Financing Agreements that would not, and would not reasonably be expected to, (A) reduce the amount of the Debt Financing contemplated by the Debt Commitment Letter, to an amount that will be less than the Required Amount, (B) adversely affect the ability of Parent and Merger Sub to enforce its rights against any other party to the Debt Commitment Letter or the Definitive Debt Financing Agreements, in each case, as so amended, replaced, supplemented or otherwise modified, in each case, in accordance with this Agreement, relative to the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter as in effect on the date hereof, (C) prevent, materially delay or impede the consummation of the Merger, the Debt Financing or the other transactions contemplated by this Agreement upon the satisfaction of the conditions set forth in the applicable Debt Commitment Letter, or (D) impose any new or additional conditions, or otherwise expand any of the conditions, to the availability and funding of Debt Financing as contemplated by the Debt Commitment Letter, and (ii) amend, modify, supplement, restate, assign, substitute or replace the Debt Commitment Letter to add and appoint additional arrangers, bookrunners, underwriters, agents, lenders and similar entities. Upon any such amendment, replacement, supplement, modification or waiver, the terms “Debt Commitment Letter,” “Definitive Debt Financing Agreement,” as applicable, shall mean the Debt Commitment Letter or Definitive Debt Financing Agreement, as applicable, as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification of the Debt Commitment Letter and/or any such waiver of a provision of the Debt Commitment Letter.

(c) If all or any portion of the Debt Financing becomes unavailable, or the Debt Commitment Letter or any of the Definitive Debt Financing Agreements shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, then Parent shall (i) use reasonable best efforts to arrange and obtain, as promptly as practicable, from the same and/or alternative debt or preferred equity financing sources, as applicable, alternative financing in an amount, together with the amount of Financing remaining available and cash and cash equivalent on hand at the Company and its Subsidiaries, sufficient to pay the Required Amount on the Closing Date, in each case, upon terms and conditions not materially less favorable, taken as a whole, than those set forth in the Debt Commitment Letter (including, for the avoidance of doubt, any related “market flex” provisions) (“Alternative Financing”) and (ii) promptly notify the Company of such unavailability and the reason therefor; provided that such reasonable best efforts shall not require Parent to pay more fees, OIDs or incur an increase in pricing than the pricing terms of the Debt Commitment Letter, as in effect on the date of this Agreement, taking into account any flex terms. In the event any Alternative Financing is obtained in accordance with this Section 6.5(c), references in this Agreement to “Debt Financing” shall also be deemed to refer to such Alternative Financing, as appropriate, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter”, “Definitive Debt Financing Agreements” and any other relevant defined term or clause, as applicable, shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, as appropriate, and all obligations of Parent pursuant to this Section 6.5 and all obligations of the Company pursuant to Section 6.6 shall be applicable thereto to the same extent as the Debt Financing.

6.6 Cooperation with Financing.

(a) Cooperation with Financing. Prior to the Effective Time, the Company shall use reasonable best efforts to, and shall cause its Subsidiaries to use reasonable best efforts to, and shall use reasonable best efforts to cause its and their respective Representatives to, provide such cooperation as is reasonably requested by Parent, is necessary in connection with the Debt Financing and customarily provided for borrowers or issuers in financings of the type contemplated by the Debt Commitment Letter (or permanent take-out financing incurred in lieu of the bridge facility contemplated under the Debt Commitment Letter), including reasonable best efforts to:

(i) assist in preparation for and participate (and cause appropriate members of senior management of the Company to assist and participate) in a reasonable number of meetings (including customary one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders of, the Debt Financing), drafting sessions, conference calls, presentations, road shows, due diligence sessions, sessions with rating agencies or other customary financing activities, in each case, which shall be virtual (unless otherwise agreed by the Company) and shall be at reasonable times and locations mutually agreed and with reasonable advance notice, and assist Parent in obtaining ratings in connection with the Debt Financing;

(ii) (A) as promptly as reasonably practicable, furnish Parent with the Required Information (including updating and correcting any Required Information to the extent such Person has knowledge that such Required Information contains any material omission of fact or material misstatement of fact regarding the Company and the Subsidiaries of the Company) and (B) inform Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have Knowledge of any facts as a result of which a restatement of any financial statements to comply with GAAP is probable;

(iii) solely with respect to financial information and data that can be derived from the Company’s historical books and records without undue burden or expense, assist Parent with the preparation of pro forma financial information and pro forma financial statements to the extent necessary or reasonably requested by Parent or the Debt Financing Sources, it being agreed that the Company will not be responsible for any information relating to (A) the proposed aggregate amount of the Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such Financing; (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (C) any financial information related to Parent or any of its Subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(iv) in advance of and prior to the completion of the Marketing Period, assist Parent and the Debt Financing Sources in the preparation of customary bank information memoranda, lender or investor presentations, rating agency presentations, offering memoranda or private placement memoranda and other customary marketing materials in connection with the Debt Financing (collectively, the “Marketing Material”) including delivering upon request of Parent prior to the commencement of the marketing of the Debt Financing (A) customary executed authorization letters to accompany customary Marketing Materials regarding the material accuracy of information contained in such Marketing Materials with respect to the Company and its Subsidiaries and, with respect to any “public version” of such Marketing Materials, the lack of material non-public information with respect to the Company and its Subsidiaries therein and (B) customary executed management representation letters and CFO certificates with respect to the financial information included in the Marketing Materials;

(v) cause the Company’s independent auditors to (A) provide customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to historical consolidated financial information of the Company included in any offering memoranda with respect to any non-convertible high yield debt securities included in the Debt Financing issued on a “Rule 144A for life” basis (including using reasonable best efforts to obtain, to the extent applicable, consents of accountants for use of their reports in any materials relating to the Debt Financing and accountants’ comfort letters, in each case as reasonably requested by Parent or the Debt Financing Sources) and (y) reasonable assistance to Parent in connection with the Parent’s preparation of pro forma financial statements and pro forma information (subject to the same limitations set forth in clause (iii) of this Section (c)) and (B) attend accounting due diligence sessions and drafting sessions;

(vi) at least four (4) Business Days prior to the Closing Date, and to the extent requested by Parent on behalf of the Debt Financing Sources no later than ten (10) Business Days prior to the Closing Date, provide all documentation and other information about the Company and the Subsidiaries of the Company as is reasonably required under applicable “know your customer”, anti-money laundering and beneficial ownership rules and regulations, including the USA PATRIOT Act;

(vii) (A) providing reasonable assistance to facilitate at (but not prior to) the Closing the release of liens on assets of the Company (other than Permitted Liens) that are contemplated by the Debt Commitment Letter to become collateral for the Debt Financing; and (B) assisting in the preparations for the pledging of collateral, including possessory collateral (it being understood that no such pledging of collateral will be effective until at or after the Closing), facilitating the obtaining of guarantees (it being understood that no such guarantees will be effective until at or after the Closing), and assistance in the preparation of any definitive financing documents and other matters ancillary to the Debt Financing as may be reasonably requested by Parent, including by providing access to information that is available to the Company without undue burden or expense for the completion of any schedules or certificates thereto;

(viii) assisting Parent in obtaining any corporate or facility ratings from any ratings agencies contemplated by the Debt Financing;

(ix) (A) furnishing Parent with the Payoff Deliverables (including providing Parent with drafts thereof at least three Business Days prior to the Closing); (B) deliver notices of prepayment and redemption (which may be delivered at Parent’s request in advance of the Closing Date so long as they are contingent upon the occurrence of the Closing) within the time periods reasonably requested by Parent, in its discretion, and take any actions at or prior to the Effective Time reasonably requested by Parent to facilitate any such prepayment and/or redemption and (C) cooperate with any back-stop, “roll-over” or termination of any existing letters of credit under any such agreements (it being understood and agreed that any prepayment and/or redemption are (and shall be) contingent upon the occurrence of the Closing and no actions shall be required which would obligate the Company or its subsidiaries to complete such prepayment or redemption prior to the occurrence of the Closing);

(x) furnish to Parent and the Debt Financing Sources (A) within 50 days after the end of any fiscal quarter that is not a fiscal year end, the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows (which will have been reviewed by the Company’s independent public accountants as provided in SAS 100); and (B) within 75 days after the end of any fiscal year, the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows;

(xi) assist in the preparation and facilitate the execution and delivery (in the case of execution and delivery, solely to the extent any such execution would only be effective on or after the Closing Date) of any definitive financing documentation required in connection with the Debt Financing and the schedules and exhibits thereto, in each case, required to be delivered under such definitive financing documentation, including credit agreements (or joinders thereto), note purchase agreements, engagement letters, fee letters, pledge and security documents, and other definitive financing documents and deliverables (including any Definitive Debt Financing Agreements); and

(xii) assist in the taking of customary corporate and other similar actions, subject to and contingent upon the occurrence of the Closing, reasonably necessary or reasonably requested by Parent to permit the consummation of the Debt Financing on the Closing Date (provided, that such actions will only be required by a director, manager or any equivalent officer or employee of the Company or any Subsidiary of the Company who will continue in such position after the Closing).

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent, (ii) enter into any definitive agreement that is effective prior to the Effective Time (other than customary bank authorization letters (or the equivalent thereof)), (iii) give any indemnities in connection with the Financing that are effective prior to the Effective Time, (iv) take any action that, would unreasonably interfere with the conduct of the business of the Company Group or create an unreasonable risk of damage or destruction of any property or assets of the Company Group, (v) deliver or cause the delivery of any legal opinions, or (vi) deliver any certificate or authorization letter that it reasonably believes in good faith, contains any untrue certifications. In addition, notwithstanding anything to the contrary in this Section 6.6, (A) the persons who are officers or directors of any member of the Company Group shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing (except to the extent they continue in such capacity immediately after the Closing), (B) no action, liability or obligation of the Company Group or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Financing will be effective until the Effective Time, and none of the Company Group will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time (other than customary representation letters, CFO certificates and bank authorization letters (or the equivalent thereof) including with respect to the presence or absence of material non-public information and the accuracy of the information contained in the disclosure and marketing materials related to the Debt Financing); (C) any bank information memoranda and high-yield offering prospectuses or memoranda required in relation to the Financing will contain disclosure reflecting the Surviving Corporation or its Subsidiaries as the obligor; (D) no officer or Representative of the Company Group shall be required to deliver any certificate or opinion or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative, (E) the Company Group shall not be required to take any action that would reasonably be expected to (x) cause any representation or warranty in this Agreement to be breached by Company or any of its Subsidiaries or conflict with the organizational documents of Company or any of its Subsidiaries or with any law, or (z) result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which Company or any of its Subsidiaries is a party, (F) the Company Group shall not be required to provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege of Company or any of its Affiliates, and (G) the Company Group shall not be required to prepare or deliver any financial statements or information that are not available to it and prepared in the ordinary course of its financial reporting practice. The Company shall have the right to review and comment on marketing materials used in connection with the arrangement of the Debt Financing prior to the dissemination of such materials to potential lenders or other counterparties to any proposed financing transaction (or filing with any Governmental Authority).

(c) Updates. The Company will use its reasonable best efforts, and will cause each of its Subsidiaries to use its respective reasonable best efforts, to update any Required Information provided to Parent and the Debt Financing Sources as may be necessary so that such Required Information (i) is Compliant, (ii) meets the applicable requirements set forth in the definition of “Required Information” and (iii) would not, after giving effect to such update(s), cause the Marketing Period to cease pursuant to the definition of “Marketing Period.” For the avoidance of doubt, Parent may, to most effectively access the financing markets, require the cooperation of the Company and its Subsidiaries under this Section 6.6 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing Date; provided, that, for the avoidance of doubt, (A) Parent shall have notified the Company that it is commencing the Marketing Period on a date certain (in accordance with clause (A)(ii) of the definition thereof) in connection with the each such attempt to access the financing markets, in which case a Marketing Period shall be deemed to commence on such date specified for such attempt and (B) to the extent a Marketing Period is successfully completed in accordance with the definition thereof (regardless of whether all or any portion of the Debt Financing was successfully allocated to investors or lenders during such Marketing Period), the Marketing Period shall not be applicable as to any subsequent attempt to access the markets. The Company agrees to (i) file all reports on Form 10-K and Form 10-Q, and to the extent required to include financial information pursuant to Item 9.01 thereof, Form 8-K and (ii) use reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Commitment Letters, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and the Company does not unreasonably object) to include in a customary offering memorandum for the Debt Financing, then, the Company shall file such Current Report on Form 8-K.

(d) Reimbursement. After any valid termination of this Agreement, promptly upon request (but in any event within 30 days thereafter) by the Company, Parent will reimburse the Company for any documented and reasonable out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company Group in connection with the cooperation of the Company Group contemplated by this Section (c) provided that the Company Group (and not Parent) shall be responsible for any amounts that would otherwise have been incurred in the absence of the transactions contemplated by this Agreement.

(e) Indemnification. The Company Group and their respective Representatives will be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Financing pursuant to this Agreement or the provision of information utilized in connection therewith, in each case, other than as a result of (i) information relating to the Company Group provided expressly for use in connection with the Financing that is determined to be materially false or misleading or (ii) fraud, bad faith, gross negligence or willful misconduct by or on behalf of such Person.

(f) Logos. The Company hereby consents to the use of its logos solely in connection with the Debt Financing; provided, that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent and Merger Sub prior to the date of this Agreement.

(g) No Financing Condition. Notwithstanding anything in this Agreement to the contrary, each of Parent and Merger Sub understands and acknowledges and agrees that obtaining the Financing is not a condition to the obligations of the parties to consummate the Merger in accordance with the terms and provisions of this Agreement.

6.7 Anti-Takeover Laws. The Company and the Company Board will (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize or make inapplicable the effect of such statute or regulation on the Merger.

6.8 Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Closing, the Company will afford Parent and its Representatives reasonable access during normal business hours, upon reasonable advance notice, to the properties, books and records and personnel of the Company Group, in each case, for purposes that are, in good faith, actually related to, the consummation of the Transactions or Parent’s or its Affiliates’ integration and post-Closing operational planning, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable law or regulation requires the Company Group to restrict or otherwise prohibit access to such documents or information; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access to a Contract to which the Company Group is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (d) access would result in the disclosure of any trade secrets of third Persons; or (e) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand. Nothing in this Section 6.8 will be construed to require the Company Group or any of its Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 will be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company Group or create a risk of damage or destruction to any property or assets of the Company Group. Any access to the properties of the Company Group will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive testing. Notwithstanding anything to the contrary in this Agreement, the Company may satisfy its obligations set forth above by electronic means if physical access is not permitted under applicable law. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.8, other than any information that has been made, is or becomes available to Parent or any of its Representatives by or from the Company or any of its Representatives in the ordinary course of their ongoing business arrangements consistent with past practice, including in connection with Parent’s preparation of its consolidated financial statements or its public reporting obligations, or that Parent receives or has a right to receive in connection with any franchise, development or other commercial agreement by and between Parent or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand. All requests for access pursuant to this Section 6.8 must be directed to the General Counsel of the Company, or another Person designated by the Company.

6.9 Section 16(b) Exemption. The Company will take all actions reasonably necessary to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company Group pursuant to any indemnification agreements between a member of the Company Group and any of its current or former directors or officers (and any person who becomes a director or officer of a member of the Company Group prior to the Effective Time) (collectively, the “Indemnified Persons”) or employees for any acts or omissions by such Indemnified Persons or employees occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause the certificates of incorporation, bylaws, and other similar organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Charter, the Bylaws and the other similar organizational documents of the Subsidiaries of the Company, as applicable, as of the date hereof. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any adverse manner except as required by applicable law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable law or pursuant to any indemnification agreements with the Company and any of its Subsidiaries in effect on the date hereof, each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as an Affiliate, director, officer, employee or agent of the Company Group or its Affiliates to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time; and (ii) the Merger, as well as any actions taken by the Company or the Buyer Parties with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered any of the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, (A) the Surviving Corporation will have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Corporation, on behalf of itself and its Affiliates, will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto); (B) each Indemnified Person will be entitled to retain his or her own counsel, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; (C) the Surviving Corporation will advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding to the fullest extent permitted under applicable law, whether or not the Surviving Corporation elects to control the defense of any such Legal Proceeding; and (D) no Indemnified Person will be liable for any settlement of such Legal Proceeding effected without his or her prior written consent (unless such settlement relates only to monetary damages for which the Surviving Corporation is entirely responsible). Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates will settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such Legal Proceeding. Any determination required to be made with respect to whether the conduct of any Indemnified Person complies or complied with any applicable standard will be made by independent legal counsel selected by the Surviving Corporation (which counsel will be reasonably acceptable to such Indemnified Person), the fees and expenses of which will be paid by the Surviving Corporation.

(c) D&O Insurance. During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain in effect the Company’s directors’ and officers’ liability insurance in effect on the date hereof (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are equivalent to those of the D&O Insurance. In satisfying its obligations pursuant to this Section 6.10(c), the Surviving Corporation will not be obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof. The Company may purchase a prepaid “tail” policy with respect to the D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s directors’ and officers’ liability insurance carrier on the date hereof on terms (including with respect to coverage, conditions, retentions, limits and amounts) that are no less favorable than those of the D&O Insurance so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for so long as such “tail” policy is in full force and effect.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns will (i) consolidate with or merge into any other Person and not be the continuing or surviving corporation or entity in such consolidation or merger; or (ii) transfer all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns will assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person. Each of the Indemnified Persons or other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if such person were a Party. The rights of the Indemnified Persons (and other persons who are beneficiaries pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives)) pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such persons may have pursuant to (i) the Charter and the Bylaws; (ii) the similar organizational documents of the Subsidiaries of the Company; (iii) any and all indemnification agreements entered into with the Company Group; or (iv) applicable law (whether at law or in equity).

(f) Joint and Several Obligations. The obligations of the Surviving Corporation, Parent and their respective Subsidiaries pursuant to this Section 6.10 will be joint and several.

(g) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company Group for any of its directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Acknowledgement. Parent hereby acknowledges and agrees that a “change in control” (or similar phrase) within the meaning of each of the Employee Plans, as applicable, will occur as of the Effective Time.

(b) Existing Arrangements. Subject to this Section 6.11, from and after the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) honor all of the Employee Plans in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing, nothing will prohibit the Surviving Corporation from in any way amending, modifying or terminating any such Employee Plans in accordance with their terms or if otherwise permitted pursuant to applicable law.

(c) Employment; Benefits. As of the Closing, the Surviving Corporation or one of its Subsidiaries will continue to employ the employees of the Company Group as of the Effective Time. From and after the Effective Time until the first anniversary of the Effective Time (or, if earlier, the termination date of an applicable Continuing Employee), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable) that is no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time and (ii)

short-term (annual or more frequent) cash incentive compensation or commission opportunities that are no less favorable than the short-term (annual or more frequent) cash incentive compensation or commission opportunities provided to such Continuing Employee immediately prior to the Effective Time. From and after the Effective Time until December 31, 2026 (or, if earlier, the termination date of an applicable Continuing Employee) (the “Continuation Period”), the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with all other employee compensation and benefits (other than defined benefit pension, nonqualified deferred compensation, post-employment or retiree health or welfare, change in control, retention or equity-based benefits) that are substantially comparable in the aggregate to those provided to such Continuing Employees immediately prior to the Effective Time (subject to the same exclusions). During the Continuation Period, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide severance benefits to eligible employees in accordance with the Company’s severance agreements, plans, guidelines and practices as set forth in Section 6.11(c) of the Company Disclosure Letter, which have been made available to Parent prior to the date hereof. Notwithstanding the foregoing, nothing in this Section 6.11 shall obligate the Surviving Corporation and its Subsidiaries to continue the employment of any Continuing Employee for any specific period.

(d) New Plans. To the extent that a benefit plan is made available to any Continuing Employee at or after the Effective Time, the Surviving Corporation and its Subsidiaries will (and Parent will cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company Group prior to the Effective Time for purposes of eligibility to participate, vesting and for purposes of future vacation accrual and determining severance amounts, except that (i) such service need not be credited to the extent that it would result in duplication of coverage or benefits, (ii) such service shall only be credited to the same extent and for the same purpose as such service was credited under an analogous Employee Plan, and (iii) no service shall be required to be credited under any plan that provides for equity or equity-based (other than in respect of the Company PSA Consideration), defined benefit pension, deferred compensation or post-employment or retiree welfare benefits. In addition, and without limiting the generality of the foregoing, the Surviving Corporation shall use commercially reasonable efforts to ensure that (A) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all employee benefit plans sponsored by the Surviving Corporation and its Subsidiaries (other than any plan that provides for equity or equity-based compensation) to the extent that coverage pursuant to any such plans (the “New Plan”) replaces coverage previously provided under a comparable Employee Plan in which such Continuing Employee participates immediately before the Effective Time (such plans, the “Old Plans”); and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, (x) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, and (y) the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year ending on the Closing Date to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance, co-pay, offsets and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time, and will not be subject to accrual limits or other forfeiture and will not limit future accruals (except to the extent that such limits or forfeitures applied under the Employee Plans in effect as of the date hereof).

(e) No Third Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of its Subsidiaries to terminate any Continuing Employee for any reason; (ii) require Parent, the Surviving Corporation or any of their respective Subsidiaries to continue any particular Employee Plan or other compensation or benefit plan or arrangement, or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third party beneficiary rights in any Person; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(f) 401(k) Plan Termination. If Parent provides written notice to the Company no later than ten Business Days prior to the Effective Time that the 401(k) Plan shall be terminated, the Company Board (or the appropriate committee thereof) shall take actions necessary to terminate the Company 401(k) Plan (the “Company 401(k) Plan”), such termination to be effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If Parent provides such written notice to the Company, no later than two days prior to the Closing Date, the Company shall provide Parent with evidence that the Company 401(k) Plan has been terminated pursuant to resolutions of the Company Board (effective as of the day immediately preceding the Closing Date), the form and substance of which shall be subject to reasonable review and comment by Parent. If the Company 401(k) Plan is terminated pursuant to this Section, (i) Parent shall, effective as of the Closing Date, offer participation in Parent’s tax qualified defined contribution plan (the “Parent 401(k) Plan”) to each Continuing Employee who was an active participant in the Company 401(k) Plan as of the date of its termination and who satisfies the eligibility requirements of the Parent 401(k) Plan, and (ii) if elected by such Continuing Employee in accordance with applicable Law, Parent shall permit the Parent 401(k) Plan to, following the Closing Date, accept a “direct rollover” to such Parent 401(k) Plan of the account balances (including any participant loans) of such Continuing Employee.

6.12 Obligations of the Buyer Parties and the Company. Parent will take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations pursuant to this Agreement and to consummate the Merger upon the terms and subject to the conditions set forth in this Agreement. Each of the Buyer Parties will be jointly and severally liable for any breach of this Agreement by any Buyer Party (or, following the Closing, the Surviving Corporation) or any other failure by any Buyer Party (or, following the Closing, the Surviving Corporation) to perform and discharge any of its respective covenants, agreements and obligations pursuant to this Agreement.

6.13 Notification of Certain Matters.

(a) Notification by the Company. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company will give prompt notice to Parent upon becoming aware that any representation or warranty made by it in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy, or failure would reasonably be expected to cause any of the conditions to the obligations of the Buyer Parties to consummate the Merger set forth in Section 7.2(a) or Section 7.2(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of the Buyer Parties to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to Parent pursuant to this Section 6.13(a).

(b) Notification by Parent. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, Parent will give prompt notice to the Company upon becoming aware that any representation or warranty made by the Buyer Parties in this Agreement has become untrue or inaccurate in any material respect, or of any failure by the Buyer Parties to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement, in each case if and only to the extent that such untruth, inaccuracy or failure would reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the Merger set forth in Section 7.3(a) or Section 7.3(b) to fail to be satisfied at the Closing, except that no such notification will affect or be deemed to modify any representation or warranty of the Buyer Parties set forth in this Agreement or the conditions to the obligations of the Company to consummate the Merger or the remedies available to the Parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided to the Company pursuant to this Section 6.13(b).

(c) Impact of Non-Compliance. The Company’s or the Buyer Parties’ failure to comply with this Section 6.13 will not be taken into account for purposes of determining whether any conditions set forth in Article VII to consummate the Merger have been satisfied or whether any termination rights set forth in Article VII are available.

6.14 Public Statements and Disclosure. The initial press release concerning this Agreement and the Merger of the Company, on the one hand, and the Buyer Parties, on the other hand, will each be reasonably acceptable to the other Party. Thereafter, the Company (other than with respect to the portion of any communication relating to a Company Board Recommendation Change), on the one hand, and the Buyer Parties, on the other hand, will use their respective reasonable best efforts to consult with the other Parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar Persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Merger or the transactions contemplated by this Agreement, except that the Company will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable law, regulation or stock exchange rule or listing agreement; (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent with the previous press releases, public disclosures or public statements made jointly by the Parties (or individually if approved by the other Party); (iii) to the extent related to a Superior Proposal, Intervening Event or Company Board Recommendation Change; or (iv) with respect to any actual Legal Proceeding between the Company or its Affiliates, on the one hand, and the Buyer Parties and their Affiliates, on the other hand.

6.15 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation (including by providing copies of all pleadings with respect thereto) and keep Parent reasonably informed with respect to the status thereof. The Company will (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.15, “participate” means that Parent will be kept apprised of proposed strategy and other material decisions and filings with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.16 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company will cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable law and the rules and regulations of NYSE to cause (a) the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Company Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.17 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent will cause the sole stockholder of Merger Sub to execute and deliver to Merger Sub and the Company a written consent approving the Merger in accordance with the DGCL (the “Parent Written Consent”). Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or which it or any of its Subsidiaries has the power to cause to be voted, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption, including all adjournments, recesses or postponements thereof; provided that, such agreement to vote in favor of the adoption of this Agreement shall terminate, and Parent and its Subsidiaries shall have no obligation with respect thereto, in the event that the Company Board effects a Company Board Recommendation Change.

6.18 Tax Matters.

(a) Neither Parent nor the Company shall, nor shall they permit their respective Subsidiaries to, take any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying for the Intended Tax Treatment; provided, however, the parties acknowledge and agree, that if the Merger fails to qualify for the Intended Tax Treatment solely as a result of a change in applicable law after the date of this Agreement, neither party shall be considered in breach of this Section 6.18(a) as a result of taking the actions after such change in applicable law contemplated by this Agreement; provided, further, that in the event of such change in applicable law, the parties shall reasonably cooperate to facilitate the transaction utilizing an alternative structure that leaves the Parent, Company and Company Stockholders in substantially the same economic and tax position had the Merger qualified for the Intended Tax Treatment. Parent and the Company shall report, and shall cause their respective Subsidiaries to report the Merger consistent with the Intended Tax Treatment and none of the parties nor any of their respective Subsidiaries shall take any position for U.S. federal income Tax purposes (and applicable state and local Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Authority inconsistent with the Intended Tax Treatment, unless required by a change in applicable law or by a “final determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law).

(b) If a tax opinion is required in connection with the declaration of effectiveness of the Registration Statement, each of Parent and the Company will use its reasonable best efforts and cooperate with one another to obtain such opinion, with such opinion to be prepared by Latham & Watkins LLP as tax counsel to the Company (or by Paul, Weiss, Rifkind, Wharton & Garrison LLP, so long as the opinion provided by Paul, Weiss, Rifkind, Wharton & Garrison LLP is at least at a “should” level). Each of Parent and the Company shall deliver to Latham & Watkins LLP (or Paul, Weiss, Rifkind, Wharton & Garrison LLP) customary Tax representation letters regarding such tax opinion, which are satisfactory to such applicable tax counsel, dated and executed as of the date of the Registration Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by Latham & Watkins LLP (or Paul, Weiss, Rifkind, Wharton & Garrison LLP) in connection with the preparation and filing of the Registration Statement. Parent and the Company shall use reasonable best efforts to provide such other information as reasonably requested by the applicable tax counsel for purposes of providing the tax disclosure in the Registration Statement.

(c) Each party acknowledges and agrees that its obligations to effect the transactions are not subject to the receipt by the Company of a tax opinion with respect to the Intended Tax Treatment.

(d) On or prior to the Closing, the Company shall provide Parent with a certificate, dated within thirty days of the Closing Date and sworn under penalty of perjury, in the form and substance required under Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c), certifying that the Company is not, and has not been (for the applicable period described in Section 897(c)(1)(A)(ii) of the Code), a United States real property holding corporation, together with a notice to be mailed (together with a copy of the certificate) to the Internal Revenue Service in accordance with Treasury Regulation Section 1.897-2(h)(2).

6.19 Repaid Indebtedness. The Company shall use reasonable best efforts to deliver Payoff Deliverables with respect to the Repaid Indebtedness (giving due regard to local market practice in connection with the repayment in full and termination of commitments of a debt facility in the applicable jurisdiction), at least one Business Day prior to the Closing.

6.20 Parent LLCA. At the Closing, Parent shall amend and restate the limited liability company agreement of Parent in its entirety to read as set forth in Exhibit B attached hereto (the “A&R Parent LLCA”) and the A&R LLCA shall become the limited liability company agreement of Parent until thereafter amended in accordance with its terms.

6.21 Support Agreement. Prior to the Closing, the Company (a) without prejudice to the Company’s rights to terminate this Agreement pursuant to Article VIII, shall not agree to or permit any termination, amendment, replacement, or other modification of or supplement to, or waive any of its rights under, the Support Agreement and (b) shall take all available action to enforce all of its rights under the Support Agreement.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of the Buyer Parties and the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions:

(a) Written Consent. The Company will have received the Written Consent.

(b) Antitrust and Foreign Investment Laws Clearance. (i) The waiting period (and any extensions thereof) applicable to the Merger pursuant to the HSR Act will have expired or otherwise been terminated (including by way of a positive clearance decision) and (ii) the approvals, clearances or expirations of waiting periods under any other applicable Antitrust and Foreign Investment Laws as set forth on Section 6.2(a) of the Company Disclosure Letter will have occurred or been obtained.

(c) No Prohibitive Laws or Injunctions. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, nor will any action have been taken by any Governmental Authority of competent jurisdiction, and no statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger, that, in each case, prohibits, makes illegal, or enjoins the consummation of the Merger. For the avoidance of doubt, the receipt of a Specified Letter by the Buyer Parties or the Company shall not be the basis for concluding that any conditions set forth in this Article VII to consummate the Merger have not been satisfied.

(d) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Legal Proceedings for that purpose shall have commenced or been threatened in writing by the SEC, unless subsequently withdrawn.

(e) Information Statement/Prospectus. The Information Statement/Prospectus shall have been mailed to the Company Stockholders and at least 20 Business Days shall have elapsed from the date of completion of such mailing.

7.2 Conditions to the Obligations of the Buyer Parties. The obligations of the Buyer Parties to consummate the Merger will be subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by Parent:

(a) Representations and Warranties.

(i) Other than the representations and warranties listed in Section 7.2(a)(ii) and Section 7.2(a)(iii), the representations and warranties of the Company set forth in this Agreement will be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for such failures to be true and correct that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(ii) The representations and warranties set forth in Section 3.1 (other than the second sentence thereof), Section 3.2, Section 3.3(d), the last two sentences of Section 3.7(a), the last sentence of Section 3.7(b), Section 3.7(c) (other than the first sentence thereof), Section 3.7(d) and Section 3.12(a)(ii) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all material respects as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all material respects as of such earlier date); and (B) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects (without disregarding such Company Material Adverse Effect or other materiality qualifications) as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct in all respects as of such earlier date).

(iii) The representations and warranties set forth in Section 3.7(a) (other than the last two sentences thereof), Section 3.7(b) (other than the last sentence thereof), the first sentence of Section 3.7(c), and Section 3.25 will be true and correct in all respects as of the Closing Date (in each case (A) without giving effect to any Company Material Adverse Effect or other materiality qualifications; and (B) except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty will be true and correct as of such earlier date), except for any inaccuracies that are de minimis in nature and amount.

(b) Performance of Obligations of the Company. The Company will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Officer’s Certificate. The Buyer Parties will have received a certificate of the Company, validly executed for and on behalf of the Company and in the name of the Company by a duly authorized executive officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) Company Material Adverse Effect. No Company Material Adverse Effect will have occurred after the date hereof that is continuing.

(e) No Detriment. No approval or clearance set forth on Section 7.1(b) shall have been granted subject to the imposition of a Detriment.

7.3 Conditions to the Obligations of the Company to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to applicable law) of each of the following conditions, any of which may be waived exclusively by the Company:

(a) Representations and Warranties.

(i) Other than the representations and warranties set forth in Section 4.14(c) and Section 4.15, the representations and warranties of the Buyer Parties set forth in this Agreement will be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except for (i) any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement; and (ii) those representations and warranties that address matters only as of a particular date, which representations will have been true and correct as of such particular date, except for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the Merger or the ability of the Buyer Parties to fully perform their respective covenants and obligations pursuant to this Agreement.

(ii) The representations and warranties of the Buyer Parties set forth in Section 4.14(c) will be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date, other than to the extent the failure of such representations and warranties to be true and correct as of the Closing (A) is a result of a change in applicable law after the date of this Agreement, (B) does not cause the Merger to fail to qualify for the Intended Tax Treatment, it being understood and agreed that such failure of such representations and warranties to be true and correct as of the Closing will not be considered to cause the Merger to fail to so qualify if Paul, Weiss, Rifkind, Wharton & Garrison LLP opines that the Merger “should” qualify for the Intended Tax Treatment based on customary Tax representation letters which shall be delivered by Parent and the Company which are satisfactory to such counsel, it being further understood that if Parent proposes an alternative structure that could be utilized in lieu of the current transaction structure that leaves all of the Company’s stockholders in substantially the same economic and tax position had the Merger qualified for the Intended Tax Treatment, Parent and the Company shall use reasonable best efforts to implement such alternative structure or (C) is a result of any action taken by the Company, its Affiliates or the Company Stockholders.

(iii) The representations and warranties of the Buyer Parties set forth in Section 4.15 will be true and correct in all respects as of the date hereof and as of the Closing Date as if made and at and as of the Closing Date, except for any inaccuracies that are de minimis in nature and amount.

(b) Performance of Obligations of the Buyer Parties. The Buyer Parties will have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by the Buyer Parties at or prior to the Closing.

(c) Officer’s Certificate. The Company will have received a certificate of the Buyer Parties, validly executed for and on behalf of the Buyer Parties and in the respective names of the Buyer Parties by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time by mutual written agreement of Parent and the Company;

(b) by either Parent or the Company, at any time prior to the Effective Time if (i) any permanent injunction or other judgment or order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger will be in effect, or any action has been taken by any Governmental Authority of competent jurisdiction, that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, rule, regulation or order will have been enacted, entered, enforced or deemed applicable to the Merger that prohibits, makes illegal or enjoins the consummation of the Merger, except that the right to terminate this Agreement pursuant to this Section 8.1(b) will not be available to any Party that has failed to use its reasonable best efforts to resist, appeal, obtain consent pursuant to, resolve or lift, as applicable, such injunction, action, statute, rule, regulation or order (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(c) by either Parent or the Company, at any time prior to the Effective Time if the Closing has not occurred by 11:59 p.m., Eastern time, on November 4, 2025 (the “Termination Date”); provided, that, (x) (i) if the Effective Time has not occurred by such date by reason of nonsatisfaction of the condition set forth in Section 7.1(b) or Section 7.1(c) (solely to the extent that the applicable law or Order arises under the Antitrust and Foreign Investment Laws) and (ii) all other conditions in Article VII have theretofore been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or (to the extent permitted by law) waived, the Termination Date will be automatically extended to February 4, 2026 (and all references to the Termination Date herein shall be as so extended); provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to (i) (A) Parent if the Company has the valid right to terminate this Agreement pursuant to Section 8.1(h); or (B) the Company if Parent has the valid right to terminate this Agreement pursuant to Section 8.1(f); and (ii) any Party whose action or failure to act (which action or failure to act constitutes a breach by such Party of this Agreement) has been the primary cause of, or primarily resulted in, either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the Termination Date; or (2) the failure of the Closing to have occurred prior to the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); and (y) in the event the Marketing Period has commenced but has not completed as of the time of the Termination Date, the Termination Date may be extended (or further extended) by Parent in its sole discretion by providing written notice thereof to the Company at least one Business Day prior to the Termination Date until four Business Days after the then-scheduled expiration of the Marketing Period;

(d) by Parent, if the Written Consent shall not have been delivered to Parent by the Company by 11:59 p.m., Eastern Time on May 5, 2025;

(e) by the Company, if the Parent Written Consent shall not have been delivered to Merger Sub and the Company by 11:59 p.m., Eastern Time on May 5, 2025;

(f) by Parent, if the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, Parent will not be entitled to terminate this Agreement pursuant to this Section 8.1(f) prior to the delivery by Parent to the Company of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (ii) the right to terminate this Agreement pursuant to this Section 8.1(f) will not be available to Parent if it is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(g) by Parent at any time prior to the Threshold Date if (i) the Company Board has effected a Company Board Recommendation Change or (ii) the Company Board or the Company has breached in any material respect its obligations under Section 5.3 and, in the case of this clause (ii), such breach is not curable or, if curable is not cured prior to the earlier of (A) the fifth Business Day after written notice thereof is given by Parent to the Company and (B) the date that is three Business Days prior to the Termination Date;

(h) by the Company, if the Buyer Parties have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.1 or Section 7.3, except that (i) if such breach or failure to perform is capable of being cured by the Termination Date, the Company will not be entitled to terminate this Agreement pursuant to this Section 8.1(h) prior to the delivery by the Company to Parent of written notice of such breach, delivered at least 45 days prior to such termination (or such shorter period of time as remains prior to the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(h) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement if such breach or failure to perform has been cured prior to such termination and (ii) that the right to terminate this Agreement pursuant to this Section 8.1(h) will not be available to the Company if it is then in breach of any provision of this Agreement or has failed to perform or comply with, or there is any inaccuracy of, any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach, failure to perform or inaccuracy would give rise to the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(i) by the Company, if (i) the Marketing Period has ended and all of the conditions set forth in Section 7.1 or Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger at the Closing at the time required pursuant to Section 2.3, (iii) the Company has irrevocably notified Parent in writing that (y) the Company is ready, willing and able to consummate, and will consummate, the Merger and (z) all conditions set forth in Section 7.1 and Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is irrevocably waiving any unsatisfied conditions set forth in Section 7.1 and Section 7.3 and (iv) Parent or Merger Sub fail to consummate the Merger within three Business Days of the receipt of the notice contemplated by clause (iii) of this sentence; or

(j) by the Company, at any time prior to the Threshold Date if (i) the Company has received a Superior Proposal; (ii) the Company Board has authorized the Company to enter into a definitive Alternative Acquisition Agreement to consummate the Acquisition Transaction contemplated by that Superior Proposal; (iii) the Company has complied in all material respects with Section 5.3 with respect to such Superior Proposal; and (iv) concurrently with such termination the Company pays the Company Termination Fee due in accordance with Section 8.3(b).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties setting forth in reasonable detail the provision of Section 8.1 pursuant to which this Agreement is being terminated and the facts and circumstances forming the basis for such termination pursuant to such provision.

(b) Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, manager, stockholder, director, officer, employee, Affiliate, agent or other representative of such Party) to the other Parties, as applicable, except that the Confidentiality Agreement, Section 6.6(d), Section 6.6(e), Section 6.14, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement in accordance with their respective terms. Notwithstanding the foregoing, but subject to this Section 8.2(b) and Section 8.3, nothing in this Agreement will relieve any Party from any liability for any willful and material breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Section 8.3 or as otherwise expressly provided herein, all fees and expenses incurred in connection with this Agreement and the Merger will be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation will be responsible for all fees and expenses of the Exchange Agent.

(b) Company Payments.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(d) or Section 8.1(f); (B) at the time of such termination, the Company is not then able to terminate this Agreement pursuant to Section 8.1(b) and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination was the Closing Date; (C) following the execution and delivery of this Agreement and prior to the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(f), as applicable, an Acquisition Proposal for an Acquisition Transaction has been publicly announced or publicly disclosed and not withdrawn or otherwise abandoned; and (D) within one year following the termination of this Agreement pursuant to Section 8.1(d) or Section 8.1(f), as applicable, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction which is ultimately consummated, then the Company will concurrently with the consummation of such Acquisition Transaction pay or cause to be paid to Parent (or as directed by Parent) an amount equal to $339,883,891 (the “Company Termination Fee”). For purposes of this Section 8.3(b)(i), all references to “15%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%”.

(ii) If this Agreement is validly terminated pursuant to Section 8.1(g), then the Company must promptly (and in any event within two Business Days) following such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(iii) If this Agreement is validly terminated pursuant to Section 8.1(j), then the Company must prior to or concurrently with such termination pay or cause to be paid to Parent (or as directed by Parent) the Company Termination Fee.

(c) Parent Payments. If this Agreement is validly terminated by (i) the Company pursuant to Section 8.1(h) or Section 8.1(i) or (ii) Parent pursuant to Section 8.1(c) and at such time the Company had the right to terminate this Agreement pursuant to Section 8.1(h) or Section 8.1(i), then Parent shall promptly, but in no event later than two Business Days after termination of this Agreement, pay to (or cause to be paid to) the Company an amount equal to $534,103,258 (the “Parent Termination Fee”).

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company or Parent be required to pay the Company Termination Fee or Parent Termination Fee, as applicable, on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Payments; Default. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and the Merger, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to Section 8.3(b) or Parent fails to promptly pay any amount due pursuant to Section 8.3(c) and, in order to obtain such payment, Parent or Merger Sub, on the one hand, or the Company, on the other hand, commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof or Parent for the amount set forth in Section 8.3(c) or any portion thereof, the Company will pay to Parent (or as directed by Parent) or Parent will pay to the Company (or as directed by the Company), as the case may be, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount or portion thereof at the annual rate of 5% plus the prime rate as published in The Wall Street Journal in effect on the date that such payment or portion thereof was required to be made through the date that such payment or portion thereof was actually received, or a lesser rate that is the maximum permitted by applicable law. All payments under this Section 8.3 shall be made by the Company to Parent (or as directed by Parent) or Parent to the Company (or as directed by the Company), as the case may be, by wire transfer of immediately available funds to an account designated by Parent in writing to the Company.

(f) Parent Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, subject in all respects to Section 8.2(b) and this Section 8.3, and subject to the Company’s right prior to the valid termination of this Agreement to obtain specific performance and equitable relief rights in accordance with Section 9.8, (i) the Company’s right to receive payment of the Parent Termination Fee pursuant to Section 8.3(c), any interest and other amounts payable pursuant to Section 8.3(e) and the amount of any indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e) shall be the sole and exclusive monetary damages remedy of the Company or any of its Affiliates or representatives (collectively, the “Company Related Parties”) against (A) Parent, (B) Merger Sub, (C) any of their respective former, current or future officers, directors, partners, stockholders, equity holders, managers, members and Affiliates (the Persons described in the foregoing clauses (A), (B) and (C), collectively, the “Parent Related Parties”) and (D) Debt Financing Sources, in each case, for any breach, loss suffered as a result of the failure of the transactions contemplated hereby to be consummated or for a breach or failure to perform or comply with (in any case, whether willfully, intentionally, knowingly or otherwise) the terms of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty, the failure of the transactions contemplated hereby to be consummated or otherwise relating to or arising out of this Agreement, the Equity Commitment Letter, the Debt Commitment Letter, the Guaranty or the transactions contemplated hereby, (ii) upon payment of the Parent Termination Fee (or damages in an amount up to the Parent Damage Cap), none of the Parent

Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except (x) monetary damages awarded by a court of competent jurisdiction for a breach of the Confidentiality Agreement by the Parent Related Party thereto and (y) any interest and other amounts payable pursuant to Section 8.3(e) and the amount of any indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e). Notwithstanding anything to the contrary in this Agreement or any other Transaction Documents or otherwise, but subject in all respects to Section 9.16 (including the limitations set forth therein), the maximum aggregate liability, whether in equity or at law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of the Parent Related Parties collectively (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages, or monetary damages in lieu of specific performance) (1) under this Agreement or other Transaction Document or otherwise, (2) in connection with the failure of the Merger or any other transaction contemplated hereby to be consummated or (3) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any other Transaction Document or otherwise, shall not exceed an amount equal to the sum of the Parent Termination Fee and any interest and other amounts payable pursuant to Section 8.3(e) and indemnification and expense reimbursement payable pursuant to Section 6.6(d) and Section 6.6(e), and, if in order to obtain such payment under this Section 8.3, Parent commences a Legal Proceeding that results in a judgment against the Company for the amount set forth in Section 8.3(b) or any portion thereof, (i) Parent’s reasonable and documented out-of-pocket costs (including attorneys’ fees) in connection with any such Legal Proceeding and any interests payable thereon (the “Parent Damage Cap”). In no event shall the Company Related Parties seek, directly or indirectly, to recover against the Parent Related Parties, or compel payment by the Parent Related Parties of, any damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of the Parent Damage Cap (except for monetary damages in connection with claims in connection with rights under the Confidentiality Agreement).

8.4 Amendment. Subject to applicable law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of the Buyer Parties and the Company (pursuant to authorized action by the Company Board), except that in the event that the Company has received the Written Consent, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

8.5 Extension; Waiver. At any time and from time to time prior to the Effective Time, any Party may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable; (b) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable law, waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company and the Buyer Parties contained in this Agreement will terminate at the Closing, except that any covenants that by their terms survive the Closing will survive the Closing in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

(a)	if to the Buyer Parties to:

Beach Acquisition Co Parent, LLC

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

Attention:	Asna Afzal
Email:	[***]

with a copy (which will not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019

Attention:	Scott A. Barshay
Laura C. Turano
Dotun Obadina
Email:	sbarshay@paulweiss.com
lturano@paulweiss.com
dobadina@paulweiss.com

(b)	if to the Company (prior to the Effective Time) to:

Skechers U.S.A., Inc.

228 Manhattan Beach Boulevard

Manhattan Beach, California 90266

Attention:	General Counsel
Email:	[***]

with a copy (which will not constitute notice) to:

Latham & Watkins LLP

10250 Constellation Blvd., Suite 1100

Los Angeles, California 90067

Attention:	Steven B. Stokdyk
Joshua M. Dubofsky
Andrew Clark
Email:	Steven.Stokdyk@lw.com
Josh.Dubofsky@lw.com
Andrew.Clark@lw.com

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or email address through a notice given in accordance with this Section 9.2, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties, except that following the Effective Time (a) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement, including by Parent transferring its interests in Merger Sub, (i) in connection with a merger or consolidation involving the Buyer Parties or other disposition of all or substantially all of the assets of the Buyer Parties or the Surviving Corporation; or (ii) to any of their respective Affiliates; and (b) the Buyer Parties will have the right to assign all or any portion of their respective rights and obligations pursuant to this Agreement to the lenders party to Parent’s credit facilities from time to time (including for purposes of creating a security interest herein or otherwise assign as collateral in respect of obtaining financing to consummate the transactions contemplated by this Agreement), it being understood that, in each case, such assignment will not impede or delay the consummation of the Merger or otherwise materially impede the rights of the holders of shares of Company Common Stock and Company Equity Awards pursuant to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon and will inure to the benefit of the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Notwithstanding anything contained in this Agreement to the contrary, Parent or Merger Sub may assign this Agreement to any Subsidiary of Parent or Merger Sub or to any Debt Financing Source (including, for the avoidance of doubt, any permitted successor or assign thereof) to Parent or any Subsidiary or Affiliate thereof as security for obligations to such Debt Financing Source in respect of the financing arrangements entered into in connection with the transactions contemplated hereby and any refinancings, extensions, refundings or renewals thereof; provided, that no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder and no such assignment is reasonably expected to prevent, materially delay or materially impede the consummation of the transactions contemplated hereby.

9.4 Confidentiality. The Buyer Parties and the Company hereby acknowledge that Parent and the Company have executed that certain confidentiality agreement dated as of December 19, 2024 (the “Confidentiality Agreement”), that will continue in full force and effect in accordance with its terms. Each of the Buyer Parties and their respective Representatives will hold and treat all documents and information concerning the Company Group furnished or made available to the Buyer Parties or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of the Buyer Parties agree to be bound by, and to cause their Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto. Notwithstanding the foregoing, Parent shall be permitted to disclose any non-public or other confidential information provided by the Company Group or their respective Affiliates pursuant to this Section to rating agencies and prospective lenders and investors during syndication of the Debt Financing contemplated by the Debt Commitment Letter, subject to customary confidentiality undertakings, which shall, in any event, require “click through” or other affirmative action by the recipient acknowledging the confidentiality of such information.

9.5 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Equity Commitment Letter, the Guaranty, the Confidentiality Agreement and the Company Disclosure Letter, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Notwithstanding anything to the contrary in this Agreement, the Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

9.6 Third Party Beneficiaries. Except as set forth in Section 6.10, this Section 9.6 and Section 9.15, the Parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by Section 6.10; (b) if a court of competent jurisdiction has declined to grant specific performance and has instead granted an award of damages, then the Company may enforce such award and seek additional damages on behalf of the holders of shares of Company Common Stock and Company Equity Awards (which the Buyer Parties acknowledge and agree may include damages based on a decrease in share value or lost premium); (c) if any of the Buyer Parties wrongfully terminate or willfully breach this Agreement, then, following the termination of this Agreement, the Company may seek damages and other relief (including equitable relief) on behalf of the holders of shares of Company Common Stock and Company Equity Awards (which the Buyer Parties acknowledge and agree may include damages based on a decrease in share value or lost premium); and (d) from and after the Closing, the rights of the holders of shares of Company Common Stock and Company Equity Awards, to receive the consideration set forth in Article II. The rights granted pursuant to clause (c) of the second sentence of this Section 9.6 will only be enforceable on behalf of the holders of shares of Company Common Stock and Company Equity Awards by the Company, in its sole and absolute discretion, as agent for such holders, and it is understood and agreed that any and all interests in such claims will attach to such shares of the Company Common Stock and Company Equity Awards, and subsequently transfer therewith and, consequently, any damages, settlements or other amounts recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith and) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to such holders as of any date determined by the Company; or (B) retained by the Company for the use and benefit of the Company Group in any manner that the Company deems fit.

9.7 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.8 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Although the Company may pursue both a grant of specific performance and monetary damages, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and monetary damages (including any monetary damages in lieu of specific performance).

(b) Specific Performance.

(i) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement, the Equity Commitment Letter or the Guaranty (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement, the Equity Commitment Letter or the Guaranty) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement, the Equity Commitment Letter or the Guaranty and to enforce specifically the terms and provisions hereof; and (B) the right of specific enforcement is an integral part of this Agreement and the Merger and without that right, neither the Company nor the Buyer Parties would have entered into this Agreement. It is explicitly agreed that the Company shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing the Buyer Parties’ obligations to consummate the Merger.

(ii) The Parties agree not to raise any objections to (A) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches of this Agreement, the Equity Commitment Letter or the Guaranty by the Company, on the one hand, or Parent, on the other hand; and (B) the specific performance of the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants, obligations and agreements of the Buyer Parties pursuant to this Agreement, the Equity Commitment Letter or the Guaranty. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance or any other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement, the Equity Commitment Letter or the Guaranty and to enforce specifically the terms and provisions of this Agreement, the Equity Commitment Letter or the Guaranty will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security.

(iii) Notwithstanding the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, the Company will be entitled to an injunction, specific enforcement and other equitable relief requiring Parent or Merger Sub to consummate the Merger on the terms and conditions in this Agreement (including to cause Parent to exercise its rights to enforce the obligations of Guarantor under the Equity Commitment Letter in order to cause the Equity Financing to be funded in accordance with and subject to the terms and conditions set forth in the Equity Commitment Letter) if, and only if, (i) all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied or waived and remain so satisfied or waived and Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.3, (ii) the Debt Financing has been funded or will be funded at the Closing if the amounts under the Equity Commitment Letter are funded at the Closing (for purposes of this clause (ii), if any amounts committed under the Debt Commitment Letter have been funded into escrow, such amounts will not be considered funded until released from escrow), and (iii) the Company has irrevocably confirmed in a written notice to Parent that (x) all conditions set forth in Section 7.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it has irrevocably waived any unsatisfied conditions set forth in Section 7.3 and (y) if specific performance is granted and the Financing is funded at the Closing, it is ready, willing and able to close the Merger. For the avoidance of doubt, notwithstanding anything in this Agreement to the contrary, under no circumstances will the Company, directly or indirectly, be entitled to receive both a grant of injunction, specific performance or other equitable remedy to consummate the Closing, on the one hand, and payment of the Parent Termination Fee pursuant to Section 8.3(c), on the other hand.

9.9 Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware. Any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction.

9.10 Consent to Jurisdiction. Each of the Parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable law, and nothing in this Section 9.10 will affect the right of any Party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Buyer Parties and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

9.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

9.13 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.14 No Limitation. It is the intention of the Parties that, to the extent possible, unless provisions are mutually exclusive and effect cannot be given to both or all such provisions, the representations, warranties, covenants and closing conditions in this Agreement will be construed to be cumulative and that each representation, warranty, covenant and closing condition in this Agreement will be given full, separate and independent effect and nothing set forth in any provision herein will in any way be deemed to limit the scope, applicability or effect of any other provision hereof.

9.15 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, the Company, on behalf of itself, its Affiliates and the other Company Group, hereby (a) agree that any suit, action, audits, investigations, examinations, inquiries or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such suit, action, audits, investigations, examinations, inquiries or proceeding to the exclusive jurisdiction of such court, (b) agree that any such suit, action, audits, investigations, examinations, inquiries or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), (c) agree not to bring or support any suits, claims, charges, actions, audits, investigations, examinations or inquiries of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) irrevocably waive, to the fullest extent that they may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action, audits, investigations, examinations, inquiries or proceeding in any such court, (e) knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable law trial by jury in any suit, action, audits, investigations, examinations, inquiries or proceeding brought against any Debt Financing Source in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agree that none of the Debt Financing Sources will have any liability or obligation to the Company Group or their respective Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (g) agree that the Debt Financing Sources are express third-party beneficiaries of, and may enforce, Section 8.3(f), the last sentence of Section 9.3 and this Section 9.15 (collectively, the “Lender Protective Provisions”), and (h) agree that the Lender Protective Provisions (including the defined terms used in any Lender Protective Provision to the extent directly relevant to the Debt Financing Sources in such Lender Protective Provision)

shall not be amended, waived or otherwise modified, in each case, in any way that is adverse to the Debt Financing Sources without the prior written consent of Debt Financing Sources party to the Debt Commitment Letter. Notwithstanding anything to the contrary herein, nothing in this Agreement shall impact the rights of Parent, Merger Sub and their respective Affiliates, or the obligations of the Debt Financing Sources, under the Debt Commitment Letter, the Debt Financing Fee Letter or any Definitive Debt Financing Agreements.

9.16 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, the Parties agree and acknowledge that this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated by this Agreement or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith may only be made against the entities that are expressly identified as parties hereto, and no Parent Related Parties (other than those expressly identified as parties hereto or as parties to the Equity Commitment Letter or the Guaranty) shall have any liability for any obligations or liabilities to the parties to this Agreement or for any claim (whether in tort, contract or otherwise, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other law, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws), based on, arising out of or relating to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby and thereby or any breach (whether willful, intentional, unintentional or otherwise) of any representation, warranty, covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

BEACH ACQUISITION CO PARENT, LLC

By:	/s/ Daniel Schwartz
Name: Daniel Schwartz
Title: Authorized Signatory

BEACH ACQUISITION MERGER SUB, INC.

By:	/s/ Daniel Schwartz
Name: Daniel Schwartz
Title: Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

SKECHERS U.S.A., INC.

By:	/s/ John Vandemore
Name: John Vandemore
Title: Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

[Intentionally Omitted]

Exhibit B

[Intentionally Omitted]

Exhibit C

[Intentionally Omitted]

Exhibit 10.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS EITHER (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, OR DISCLOSURE OF SUCH INFORMATION WOULD CONSTITUTE A CLEARLY UNWARRANTED INVASION OF PERSONAL PRIVACY. REDACTED INFORMATION IS MARKED WITH A [***]. CERTAIN SCHEDULES OR SIMILAR ATTACHMENTS HAVE BEEN OMITTED FROM THIS EXHIBIT IN ACCORDANCE WITH ITEM 601(a)(5) of REGULATION S-K.

AMENDED AND RESTATED LIMITED

LIABILITY COMPANY AGREEMENT

dated as of

[•]

of

BEACH ACQUISITION CO PARENT, LLC

i

EXHIBITS

Exhibit A	Member Information

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

This AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Beach Acquisition Co Parent, LLC, a Delaware limited liability company (the “Company”), is made as of [•] (the “Effective Date”), by and among (i) 3G Fund VI, L.P., a Cayman Islands exempted limited partnership (“3G Holdco”), (ii) the other Members listed on Exhibit A hereto (together with any Permitted Transferee thereof who becomes a Member in accordance with the terms of this Agreement, collectively, the “Legacy Members”1 and, together with 3G Holdco, the “Initial Members”), (iii) solely for the purposes of Section 4.08, Section 5.01, Section 5.02, Section 9.09, Section 11.01 and Article 13, [•]2, as the representative of the Legacy Members (the “Legacy Member Representative”), (iv) the Company, and (v) each other Person who at any time becomes a Member in accordance with the terms of this Agreement and the Act.

RECITALS

WHEREAS, the Company was formed as a Delaware limited liability company on April 28, 2025, by filing of the Certificate of Formation (as amended or otherwise modified from time to time, the “Certificate of Formation”) with the Secretary of State of the State of Delaware pursuant to the provisions of the Act and was governed by that certain Limited Liability Company Agreement of the Company dated as of April 28, 2025 (the “Pre-Closing Limited Liability Company Agreement”);

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated as of May 4, 2025 (as amended from time to time, the “Merger Agreement”), by and between the Company, Beach Acquisition Merger Sub, Inc. and Skechers U.S.A., Inc. (“Marten PubCo”), (a) the Company acquired all of the issued and outstanding Equity Securities of Marten PubCo and certain stockholders of Marten PubCo elected to exchange their Equity Securities in Marten PubCo for the number of Units set forth in Exhibit A hereto, which receipt of Units by certain stockholders of Marten PubCo, taken together with the contributions of cash or other property by 3G Holdco in exchange for Units, was intended to be treated as a contribution under Section 351(a) of the Code, and, in connection therewith, (b) the Legacy Members, by a majority-in-interest of Units held by all Legacy Members as of the Effective Date, elected [•] to serve as the Legacy Member Representative in accordance with the terms of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the closing of the transactions contemplated by the Merger Agreement has been consummated; and

WHEREAS, the parties hereto desire that this Agreement amends, restates and supersedes in its entirety the Pre-Closing Limited Liability Company Agreement.

[1]	Note to Draft: Legacy Members will include holders of Class P Units.
[2]

Note to Draft: To be the Legacy Member who receives nominations from a majority of existing Company shares in respect of which a Mixed Election was validly made and not revoked, deemed revoked or lost.

NOW, THEREFORE, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged and agreed, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS; INTERPRETIVE PRINCIPLES

Section 1.01 Definitions. In this Agreement, except where the context otherwise requires:

“3G Director” has the meaning ascribed to it in Section 5.01(b).

“3G Holdco” has the meaning ascribed to it in the Preamble.

“3G Members” means (a) 3G Holdco, and (b) any Affiliate of 3G Holdco and any Continuation Fund that is issued or acquires Units from any Person after the date hereof in accordance with the terms of this Agreement (including, for the avoidance of doubt, with respect to any Continuation Fund, in accordance with Section 9.08).

“3G Related Parties” has the meaning ascribed to it in Section 13.14.

“Act” means the Delaware Limited Liability Company Act.

“Additional Member” has the meaning ascribed to it in Section 9.03(a).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person; provided, further, that an Affiliate of any Person shall also include (a) for the purposes of Section 10.03(a) and Section 10.04, any Person that directly or indirectly owns more than 10% of the Interests of such Person, (b) in the case of a partnership, any general partner of such partnership, (c) in the case of a trust, any trustee or beneficiary of such trust and (d) in the case of an individual, any member of the Family Group of such individual. Notwithstanding the foregoing, (i) for purposes of this Agreement, neither any 3G Member nor any of its Subsidiaries shall be considered Affiliates of any member of the Company Group or of the Legacy Members, and (ii) no pooled investment vehicle or fund (other than the 3G Members, but including any secondary fund or affiliated continuation fund or similar vehicle (collectively, “Continuation Funds”)), nor any portfolio company in which such entities or any 3G Member directly or indirectly hold investments, shall be considered an Affiliate of any 3G Member or its Subsidiaries; provided, that solely for purposes of (A) Section 4.08(c) (other than clauses (ii) and (iii) thereof) and the definition of “Related Person Transaction”, (B) Section 9.07 and (C) solely to the extent such term is used in Section 9.06(h) or Section 9.07(a), the definition of “Change of Control”, each such Continuation Fund or portfolio company shall be considered an Affiliate of the 3G Members and their respective Subsidiaries.

“Agreement” means this Amended and Restated Limited Liability Company Agreement, as the same may be amended from time to time in accordance with the terms hereof.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Appraiser” has the meaning ascribed to it in Section 9.09(c).

“Board” means the board of directors of the Company.

“Business Day” means each day that is not a Saturday, Sunday or other day on which the Federal Reserve Bank of New York is closed.

“Capital Account” has the meaning ascribed to it in Section 3.05(a).

“Capital Contributions” means Initial Capital Contributions and any additional Capital Contributions.

“Certificate of Formation” has the meaning ascribed to it in the Recitals.

“Change of Control” means, whether in a single transaction or series of related transactions (a) any merger, consolidation, recapitalization or reorganization of the Company with any other Person (other than a Member or one or more of its Affiliates), (b) a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person or group of Persons (other than a Member or one or more of its Affiliates) or (c) any other transaction or series of related transactions which results in any Person or group of Persons (other than a Member or one or more of its Affiliates) obtaining ownership of 50% or more of the voting power of the Company; provided, that for purposes of a “Liquidity Transaction” pursuant to Section 9.09, the reference to “50%” in this subsection (c) will be deemed to refer to “100%.”

“Chosen Courts” has the meaning ascribed to such term in Section 13.12.

“Class P Unit” means any Unit designated as a Class P Unit and having the rights and obligations set forth herein with respect thereto.

“Closing Date” has the meaning ascribed to such term in the Merger Agreement.

“Code” means the United States Internal Revenue Code of 1986.

“Common Unit” means any Unit designated as a Common Unit and having the rights and obligations set forth herein with respect thereto.

“Company” has the meaning ascribed to it in the Preamble.

“Company Auditors” means the independent certified public accountants of the Company, as may be engaged by the Company from time to time.

“Company Business” means (a) the design, development, marketing, retailing, and wholesaling of footwear, apparel and accessories through wholesale and direct-to-consumer channels, and (b) all other business activities conducted by the Company and its Subsidiaries from time to time.

“Company Group” means the Company, each Subsidiary of the Company and each other Person that is controlled directly or indirectly by the Company.

“Company Offeror” shall mean (a) the Company, (b) any successor to the Company or any surviving entity resulting from a merger, consolidation or other business combination involving the Company or any wholly owned Subsidiary, (c) any Subsidiary that is a holding company for all or substantially all of the operating assets of the Company Group, (d) any other entity the securities of which are exchanged for Units in anticipation of an IPO, or (e) any holding company the direct or indirect assets of which are interests in the Company.

“Company Securities” means any Securities of the Company.

“Confidential Information” means any information concerning the Company or any Persons that are or become its Subsidiaries or the financial condition, business, operations or prospects of the Company or any such Subsidiaries in the possession of or furnished to any Member (including by virtue of its present or former right to designate a Director); provided, that the term “Confidential Information” does not include information that (a) is or becomes generally available to the public other than as a result of a disclosure by a Member or its Affiliate or its and their respective directors, officers, employees, stockholders, members, partners, agents, counsel, investment advisers or other representatives (all such persons being collectively referred to as “Representatives”) in violation of this Agreement or other agreements, (b) was available to such Member on a non-confidential basis prior to its disclosure to such Member or its Representatives by the Company, (c) becomes available to such Member on a non-confidential basis from a source other than the Company Group, another Member, its Affiliates or its Representatives after the disclosure of such information to such Member or its Representatives by the Company, which source is (at the time of receipt of the relevant information) not, to such Member’s knowledge, bound by a confidentiality agreement with (or other confidentiality obligation to) the Company or another Person, or (d) is independently developed by such Member without reference to, or use of, any Confidential Information and without violating any confidentiality agreement with, or other obligation of secrecy to, the Company.

“control” means the power to direct the management and policies of a Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Covered Persons” has the meaning ascribed to it in Section 10.02(a).

“Deferral” has the meaning ascribed to it in Section 9.09(b)(iii).

“Deferral Period” has the meaning ascribed to it in Section 9.09(b)(iii).

“Director” has the meaning ascribed to it in Section 5.01(a).

“Drag-Along Rights” has the meaning ascribed to it in Section 9.07(a).

“Drag-Along Sale” has the meaning ascribed to it in Section 9.07(a).

“Drag-Along Sale Notice” has the meaning ascribed to it in Section 9.07(b).

“Effective Date” has the meaning ascribed to it in the Preamble.

“Election Notice” has the meaning ascribed to it in Section 9.09(b).

“Electronic Delivery” has the meaning ascribed to it in Section 13.16.

“Encumbrance” means any charge, claim, community or other marital property interest, right of first option, right of first offer or refusal, mortgage, pledge, lien, retention of title, usufruct, attachment, easement or other encumbrance or any agreement to create any of the foregoing. “Encumber” shall have a correlative meaning.

“Equity Securities” means, with respect to any Person, (a) any capital stock, partnership interests, limited liability company interests, units or any other type of equity interest, or other indicia of equity ownership (including profits interests), including, in the case of the Company, Units (collectively, “Interests”), (b) any security convertible into or exercisable or exchangeable for, with or without consideration, any Interests (including any option to purchase such convertible security) or (c) any security carrying any warrant or right to subscribe to or purchase any security described in clause (a) or (b).

“Exchange Act” means the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

“Fair Market Value” means the price that a willing buyer not Affiliated with the seller and under no compulsion to buy would pay in an arm’s-length transaction with a willing seller not Affiliated with the buyer and under no compulsion to sell (and, in the case of any Units, determined without discount for minority interests, lack of marketability, lack of liquidity or applicable restrictions on Transfer).

“Family Group” means, with respect to a natural Person, (a) the spouse, parents, siblings and lineal descendants (including children by adoption and step children) of such Person, and in any such case, any trust or other estate planning-related entity formed in connection with the bona fide estate planning activities of such Person: (i) the beneficiaries of which may only include such Person, and the spouse, parents, parents-in-law, siblings and lineal descendants (including children by adoption and step children) of such Person and (ii) with respect to which such Person is the sole trustee or custodian; or (b) any limited liability company or partnership: (i) with respect to which one hundred percent (100%) of the outstanding equity interests are beneficially solely owned by the applicable Person or the spouse, parents, siblings, parents-in-law and lineal descendants (including children by adoption and step children) of such Person, (ii) with respect to which one or more Persons referred to in the preceding clause (i) are the sole manager(s) or managing member(s) or general partner(s), as the case may be, and otherwise have the sole power to direct or cause the direction of management and policies of such limited liability company or partnership, whether through the ownership of voting securities, by contract or otherwise and (iii) which is not formed for the purpose of circumventing the requirements of the transfer restrictions set forth in this Agreement.

“Fiscal Year” has the meaning ascribed to it in Section 7.01.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Approval” means any authorization, consent, waiver, order and approval of any Governmental Authority, including any applicable waiting periods associated therewith.

“Governmental Authority” means any government, governmental or regulatory entity or body, department, commission, bureau, council, board, agency or instrumentality, and any court, tribunal, arbitrator or arbitral body (public or private) or judicial body, in each case whether federal, state, county or provincial, and whether local or foreign.

“Information Waiver” has the meaning ascribed to it in Section 10.02(b).

“Initial Capital Contribution” has the meaning ascribed to it in Section 3.01.

“Initial Members” has the meaning ascribed to it in the Preamble.

“IPO” shall mean (a) an initial registered offering of Equity Securities of the Company or Equity Securities of any Company Offeror to the public pursuant to an effective registration statement (other than on Form S-4 to the extent not involving a special purpose acquisition company or S-8 or, in each case, any successor form) under the Securities Act where such public offering is broadly distributed and pursuant to which one or more classes of Units or the common stock or other Equity Securities of such Company Offeror are listed on The New York Stock Exchange or the Nasdaq Stock Market, either of their respective successors, or any other national securities exchange, (b) the listing on The New York Stock Exchange or the Nasdaq Stock Market, either of their respective successors, or any other national securities exchange in connection with the registration of Equity Securities of the Company or Equity Securities of any Company Offeror by means of an effective registration statement under the Securities Act or the Exchange Act that registers such shares or Equity Securities without an underwritten public offering of such shares or (c) any business combination pursuant to which the Company is merged into, or otherwise combines with, a special purpose acquisition company, or a subsidiary thereof, listed on The New York Stock Exchange or the Nasdaq Stock Market, either of their respective successors, or any other national securities exchange, and the Equity Securities of the Company outstanding immediately prior to such transaction continue to represent, or are converted into or exchanged for shares of capital stock (or securities convertible into or exchangeable for shares of capital stock) that represent, immediately following such combination, a majority, by voting power, of the capital stock of (i) the surviving or resulting corporation or (ii) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such combination or consolidation, the parent corporation of such surviving or resulting corporation.

“Legacy Class B Member” means a Legacy Member who, prior to the Effective Date, held Class B common stock of Marten PubCo.

“Legacy Member” has the meaning ascribed to it in the Preamble.

“Legacy Member Representative” has the meaning ascribed to it in the Preamble.

“Legal Proceeding” means any claim, action, charge, audit, lawsuit, litigation, investigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority, arbitrator, mediator or other tribunal.

“Liquidating Agent” has the meaning ascribed to it in Section 12.04(a).

“Liquidity Option” has the meaning ascribed to it in Section 9.09(b)(ii).

“Liquidity Transaction” shall mean an IPO or a Change of Control.

“Liquidity Transaction Triggering Notice” has the meaning ascribed to it in Section 9.09(a).

“Marten PubCo” has the meaning ascribed to it in the Recitals.

“Member” means, at any time, for as long as he, she or it holds any Units, (a) the Initial Members and (b) any other Person who, after the date of this Agreement, is admitted to the Company as a Member in accordance with the terms of this Agreement.

“Member Percentage” means, with respect to any Member as of any time, the percentage of outstanding Units owned by such Member at such time. For the avoidance of doubt, each Class P Unit shall be equivalent to 2.9655 Common Units for purposes of calculating Member Percentages. The sum of the Member Percentages of all Members shall at all times equal 100%.

“Officer(s)” has the meaning ascribed to it in Section 5.05.

“Permitted Transfer” has the meaning ascribed to it in Section 9.02(a).

“Permitted Transferee” means, with respect to: (a) in the case of any Legacy Member that is an individual, (i) any trust or estate planning-related entity, the sole beneficiaries of which are such Legacy Member or such Legacy Member’s Family Group (provided, that during the period that any such trust or legal entity holds any right, title or interest in any Units, the Legacy Member has the sole power to control the management and policies of such trust or entity) or Successor-in-Interest, or (ii) any member of such Member’s Family Group; and (b) in the case of any Legacy Member that is not an individual, (i) any Person that is an Affiliate of such Member, or (ii) to the holders of equity interests in such Legacy Member as part of a distribution by such Person in accordance with its organizational documentation; provided, that, in each case, at the time of a Transfer of Company Securities to a Permitted Transferee, such Permitted Transferee agrees for the benefit of the other parties hereto to re-Transfer the subject Company Securities back to the Transferring Member (or to Transfer the subject Company Securities to another Permitted Transferee of the Transferring Member) prior to such Permitted Transferee ceasing to be Permitted Transferee of the applicable Person as described in clauses (a) and (b) above.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Limited Liability Company Agreement” has the meaning ascribed to it in the Recitals.

“Preemptive Rights Exercise Notice” has the meaning ascribed to it in Section 4.07(b).

“Proposed Fair Market Value” has the meaning ascribed to it in Section 9.09(c).

“Purchase Option” has the meaning ascribed to it in Section 9.09(b)(i).

“Quorum” has the meaning ascribed to it in Section 5.03(c).

“Related Person Transaction” means any transaction or agreement between any member of the Company Group, on the one hand, and any 3G Member (or any Affiliates thereof, or any entity or fund that is indirectly controlling, controlled by, or under common control with any 3G Member or its Affiliates) on the other hand, other than (i) customary agreements, transactions or arrangements entered into with independent directors, officers, employees or unaffiliated consultants in the ordinary course of business on arm’s-length terms and approved by the Board, (ii) any issuance of Equity Securities in accordance with Section 4.07, (iii) customary director indemnification and expense reimbursement agreements and arrangements in the ordinary course of business, (iv) any agreement, transaction or arrangement (other than one relating to the issuance of securities) entered into in the ordinary course of business on an arm’s length basis and approved by the Board, (v) any other agreement, transaction or arrangement the terms of which a nationally recognized investment banking firm has opined are fair to the Company and its Subsidiaries, taken as a whole, from a financial point of view in a written opinion delivered to the Board, (vi) any incurrence of expenses pursuant to Section 13.02 of this Agreement, and (vii) any other transaction, reimbursement or advancement expressly permitted by the terms of this Agreement.

“Representative Expenses” has the meaning ascribed to such term in Section 4.08(b).

“Representatives” has the meaning ascribed to such term in the definition of “Confidential Information.”

“RG” shall mean Robert Greenberg.

“Secondary Indemnitors” has the meaning ascribed to it in Section 6.03(f).

“Securities” means, with respect to any Person, (a) any Equity Securities or (b) any debt securities.

“Securities Act” means the Securities Act of 1933 and the rules and regulations promulgated thereunder.

“Specified Legacy Member” means (a) any Legacy Member who is a Legacy Class B Member and (b) any Legacy Member who is (i) an executive officer or (ii) an employee above the Senior Vice President level, in each case, of Marten PubCo or any of its Subsidiaries as of the date of the Merger Agreement or the Effective Date.

“Subject Units” has the meaning ascribed to it in Section 9.09(a).

“Subsidiary” of any Person means (a) a corporation of which more than 50% of the combined voting power of the outstanding voting Equity Securities of such corporation is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries of such Person; (b) a partnership of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership; (c) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, is the manager or managing member and has the power to direct the policies, management and affairs of such limited liability company; or (d) any other Person (other than a corporation, partnership or limited liability company) in which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and the power to direct the policies, management and affairs thereof.

“Successor-in-Interest” means, with respect to any Member that is a natural Person, the legal representative, administrator, trustee, curator, heir, legatee, successor, assignee, successor-in-interest or other Person who has either legal title or has been conferred, by a court of competent jurisdiction, primary representative or administrative responsibility with respect to, such Person’s Units as a result of such Person’s death or incompetence (as declared by a court of competent jurisdiction) or as otherwise required by Applicable Law (including by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree or other court order relating to the division or partition of property between spouses) as determined by a court of competent jurisdiction.

“Support Agreement” has the meaning set forth in the Merger Agreement.

“Tag-Along Notice” has the meaning ascribed to it in Section 9.06(a).

“Tag-Along Notice Period” has the meaning ascribed to it in Section 9.06(c).

“Tag-Along Offer” has the meaning ascribed to it in Section 9.06(b).

“Tag-Along Portion” means, with respect to any Member and for any Tag-Along Sale, (i) the Units owned by such Member immediately prior to such Tag-Along Sale, multiplied by (ii) a fraction (A) the numerator of which is the number of Units proposed to be Transferred by the Tag-Along Seller in such Tag-Along Sale and (B) the denominator of which is the aggregate number of Units owned by the Tag-Along Seller immediately prior to such Tag-Along Sale.

“Tag-Along Right” has the meaning ascribed to it in Section 9.06(c).

“Tag-Along Sale” has the meaning ascribed to it in Section 9.06(a).

“Tag-Along Seller” has the meaning ascribed to it in Section 9.06(a).

“Tagging Person” has the meaning ascribed to it in Section 9.06(c).

“Transfer” means, with respect to any Company Securities, (a) when used as a verb, to sell, assign, dispose of, exchange, pledge, Encumber, hypothecate or otherwise transfer such Company Securities or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction), or agree or commit to do any of the foregoing and (b) when used as a noun, a direct or indirect sale, assignment, disposition, exchange, pledge, Encumbrance, hypothecation, or other transfer of such Company Securities or any participation or interest therein or any agreement or commitment to do any of the foregoing; provided, that an Upstairs Transfer shall not constitute a “Transfer”. “Transferred” and “Transferring” shall have correlative meanings.

“Unit(s)” has the meaning ascribed to it in Section 2.01(b).

“Unwinding Event” has the meaning ascribed to it in Section 9.02(b).

“Upstairs Transfer” means a Transfer of Equity Securities of any 3G Member by any limited partner or other passive investor thereof; provided, that such Transfer (a) is not directed or coordinated by a 3G Member, and (b) is not undertaken for the purpose of circumventing the requirements of Section 9.06.

Section 1.02 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated, and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.” When used herein, the phrase “the date hereof” means “the date of this Agreement.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such entity.

(i) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. A reference to “order” will refer to any decree, judgment, injunction or other order in any Legal Proceedings by or with any Governmental Authority. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time, and any exhibits, schedules, annexes, statements of work, riders and other documents attached thereto.

(j) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(k) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following May 18 is June 18 and one month following May 31 is July 1). When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period will be excluded. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(l) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party hereto because of the authorship of any provision of this Agreement.

(m) Except as otherwise expressly set forth in this Agreement, references to “pro rata” in this Agreement mean on a pro rata basis in accordance with the Member Percentages.

ARTICLE 2

ORGANIZATIONAL MATTERS AND GENERAL PROVISIONS

Section 2.01 Formation.

(a) The Company was formed as a Delaware limited liability company on April 28, 2025 by the filing of the Certificate of Formation with the Secretary of State of the State of Delaware pursuant to the provisions of the Act on April 28, 2025.

(b) The Company shall initially have two classes of units, designated, respectively, as Common Units and Class P Units (collectively, the “Units” and each, a “Unit”). Each Common Unit shall be entitled to one vote. The Class P Units shall have the same rights and obligations as the Common Units; provided, that each Class P Unit shall be equivalent to 2.9655 Common Units and may be subject to service-based or performance-based vesting criteria as may be set forth in the applicable award agreement pertaining to such Class P Unit. A Unit shall for all purposes be personal property.

(c) Upon the execution and delivery of this Agreement or a counterpart to this Agreement, each Initial Member shall hold the number of Units set forth opposite the name of such Member on Exhibit A in the columns entitled “Number of Common Units” and “Number of Class P Units”, respectively.

(d) This Agreement amends, restates and supersedes in its entirety the Pre-Closing Limited Liability Company Agreement.

Section 2.02 Name. The name of the Company as of the date hereof is “Beach Acquisition Co Parent, LLC” and its business shall be carried on in this name with such variations and changes or in such other trade names as the Board reasonably deems necessary or appropriate. Subject to the terms and conditions of this Agreement, the Board shall have the power at any time to change the name of the Company in its reasonable discretion.

Section 2.03 Principal Place of Business. The principal place of business of the Company shall be located at 600 Third Avenue, 37th Floor, New York, NY 10016, or such other location as determined by the Board. The Company may also maintain such other office or offices at such other locations as the Board may reasonably determine from time to time.

Section 2.04 Registered Agent. The Company’s registered agent and office in the State of Delaware shall be Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808.

Section 2.05 Purpose and Powers of the Company.

(a) The Company is formed for the object and purpose of engaging in any and all lawful activities permitted under the Act.

(b) Subject to the terms and conditions of this Agreement, the Company shall have the power and authority to take any and all actions that limited liability companies may take under the Act and that are necessary, appropriate, proper, advisable, incidental or convenient to or for the furtherance of the purposes set forth in this Section 2.05. Without limiting the foregoing, the Company may in furtherance of its business and operations carry out its objectives and accomplish its purposes as principal or agent, directly or indirectly, alone or with associates, or as a member, stockholder, partner or participant in any firm, association, trust, corporation, partnership or other entity.

(c) The Company shall do all things necessary to maintain its limited liability company existence separate and apart from each Member and any Affiliate of any Member, including holding regular meetings of the Board and maintaining its books and records on a current basis separate from that of any Affiliate of the Company.

Section 2.06 Term. The term of the Company commenced on the date the Certificate of Formation was filed in the office of the Secretary of State of the State of Delaware and shall continue in full force and effect in perpetuity; provided, that this Agreement may be terminated and the Company may be dissolved in accordance with the provisions of this Agreement and the Act.

Section 2.07 Filings; Qualification in Other Jurisdictions. The Company shall prepare, following the execution and delivery of this Agreement, any documents required to be filed or, in the Board’s or an authorized executive officer’s view, appropriate for filing under the Act, and the Company shall cause each such document to be filed in accordance with the Act, and, to the extent required by Applicable Law, to be filed and recorded, or notice thereof to be published, in the appropriate place in each jurisdiction in which the Company may hereafter establish a place of business. The Board may cause or authorize an executive officer to cause the Company to be qualified or registered under assumed or fictitious name statutes or similar Applicable Laws in any jurisdiction in which the Company transacts business where the Company is not currently so qualified or registered. Each executive officer shall execute, deliver and file any such documents (and any amendments or restatements thereof) necessary for the Company to accomplish the foregoing. The Board may appoint any other authorized persons to execute, deliver and file any such documents.

Section 2.08 Company Property. All property of the Company, both tangible and intangible, shall be deemed to be owned by the Company as an entity. A Member has no interest in specific Company property.

Section 2.09 Transactions with Members and Directors. Subject to the terms and conditions of this Agreement (including Section 4.08), any Member or Director may lend money to, borrow money from, act as a surety, guarantor or endorser for, guarantee or assume one or more obligations of, provide collateral for, and transact other business with the Company and, subject to Applicable Law and the terms and conditions of this Agreement, shall have the same rights and obligations with respect to such matter as a Person who is not a Member or Director, and any Member and the members, shareholders, partners and Affiliates thereof shall be able to transact business or enter into agreements with the Company to the fullest extent permissible under the Act.

ARTICLE 3

CAPITAL CONTRIBUTIONS

Section 3.01 Capital Contributions. In connection with the transactions contemplated by the Merger Agreement, Each of the Initial Members has made or is deemed to have made (or one or more of their Affiliates has made or is deemed to have made) certain capital contributions to the Company as of the Closing Date (the “Initial Capital Contributions” and such capital contribution made by each Initial Member, its “Initial Capital Contribution”). No Member shall be required or entitled to make any additional Capital Contributions, or to make any loans or any other extension of credit, to the Company for any reason.

Section 3.02 Issuance of Units.

(a) All Units in respect of the Initial Capital Contributions have been duly authorized and issued, and the authorization and issuance of such Units is hereby ratified. No additional Units shall be issued by the Company after the date of this Agreement in respect of any Initial Capital Contributions.

(b) Subject to Section 4.07 and any other terms and provisions of this Agreement, the Board may authorize the Company to issue additional Units or create and issue new series, types or classes of equity interests in the Company with such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as the Board may reasonably determine, and authorize obligations, evidences of indebtedness or other securities or interests of the Company convertible or exchangeable into Units or other equity interests in the Company and warrants, options or other rights to purchase or otherwise acquire Units or other equity interests in the Company, in each case, to any Person in such amounts and on such terms as so approved by the Board. The Company may issue whole or fractional Units or other equity interests in the Company. In the event the Company issues any equity interests (other than Units that are authorized for issuance in this Agreement at such time) in accordance with the terms of this Agreement, this Agreement will be appropriately amended to reflect the terms of such other equity interests and the issuance thereof.

Section 3.03 Certificates. Unless and until the Board shall determine otherwise, the Units shall be uncertificated and recorded in the books and records of the Company. In the sole discretion of the Board or a duly authorized committee thereof, any or all of the issued and outstanding Units may be represented by certificates.

Section 3.04 Withdrawal of Capital.

(a) No Member shall be entitled to withdraw any part of its Capital Contributions or to receive any distribution from the Company, except as expressly provided herein. Under circumstances requiring the return of any Capital Contribution, no Member shall have the right to demand or receive property other than cash. No Member shall have the right to cause the sale of any Company asset. No Member shall have any right to receive any salary or draw with respect to its Capital Contributions or for services rendered on behalf of the Company or otherwise in its capacity as a Member.

(b) No Member shall have any liability for the return of the Capital Contributions of any other Member. Except as otherwise required by Applicable Law, no Member shall be required to make up a deficit or negative balance in its Capital Account (including upon and after dissolution of the Company). No Member shall have priority over any other Member either as to the return of the amount of such Member’s Capital Contributions or as to any allocation of any item of income, gain, loss, deduction or credit of the Company (except to the extent granted by Company Securities hereinafter approved by the Board pursuant to Section 3.02(b)).

Section 3.05 Maintenance of Capital Accounts.

(a) The Company shall maintain a separate capital account for each Member (each, a “Capital Account”).

(b) Upon a Transfer of the Units of any Member in accordance with the terms of this Agreement, the transferee Member shall succeed to the Capital Account of the Transferring Member which is attributable to such Units.

Section 3.06 No Interest. No interest shall be paid on Capital Contributions or on the balance in a Member’s Capital Account.

ARTICLE 4

CERTAIN RIGHTS AND OBLIGATIONS OF MEMBERS

Section 4.01 Members. The Members of the Company and their respective Units, Member Percentages, and addresses and other contact information for the purposes of Section 13.15 are listed on Exhibit A attached hereto. The Board shall amend Exhibit A from time to time promptly following any changes in any of such information in accordance with the terms of this Agreement. The Members shall have only such rights and powers as are granted to them pursuant to the express terms of this Agreement and, unless otherwise provided herein, the Act.

Section 4.02 No Action on Behalf of the Company. No Member (in its capacity as such) shall have any authority to take any action on behalf of or in the name of the Company, or to enter into any commitment or obligation binding upon the Company, except for actions expressly authorized by the terms of this Agreement or by resolution of the Board in accordance with this Agreement.

Section 4.03 No Right to Withdraw. Except in connection with the Transfer of Units in accordance with the terms of this Agreement such that the Transferring Member no longer holds any Units, no Member shall have any right to voluntarily resign or otherwise withdraw from the Company, and any such resignation or withdrawal or attempted resignation or withdrawal shall be null and void. A resigning Member shall not be entitled to a distribution of the fair value of its Interests under Section 18-604 of the Act.

Section 4.04 Member Approval Rights. Except as otherwise expressly set forth in this Agreement or as required by Applicable Law, the Members shall have no right to vote on any matter and hereby expressly waive any right to vote that can be waived.

Section 4.05 Partition. Each Member waives any and all rights that it may have to maintain an action for partition of the Company’s property.

Section 4.06 Liability. Except as otherwise set forth herein or in the Merger Agreement, or as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member, Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company or for any losses of the Company solely by reason of being a Member or acting as a Director or Officer.

Section 4.07 Preemptive Rights.

(a) Other than for issuances of Equity Securities contemplated in Section 4.07(f), subject to applicable securities laws, the Company shall give the Members written notice (an “Issuance Notice”) of any proposed issuance by the Company of any Equity Securities at least fifteen Business Days prior to the proposed issuance date. The Issuance Notice shall specify the price at which such Equity Securities are to be issued and the other material terms of the issuance (including the terms of the Equity Securities proposed to be issued) and the number of Equity Securities each Member is entitled to subscribe for in accordance with this Section 4.07(a). Subject to Section 4.07(f), each of the Members shall be entitled to subscribe for (or to cause its Permitted Transferees to subscribe for) up to its respective Member Percentage of the Equity Securities proposed to be issued, at the price and on the terms specified in the Issuance Notice.

(b) If any Member desires to subscribe for or to have any of its Permitted Transferees subscribe for any or all of its Member Percentage of the Equity Securities specified in the Issuance Notice, it shall deliver a written notice to the Company (each a “Preemptive Rights Exercise Notice”) of its election to subscribe for such Equity Securities within ten Business Days of receipt of the Issuance Notice. The Preemptive Rights Exercise Notice shall specify the number (or amount) of Equity Securities to be subscribed for by such party or its Permitted Transferees and shall constitute exercise by such party of its rights under this Section 4.07 and a binding agreement of such party or such party’s applicable Permitted Transferees to subscribe for, at the price and on the terms specified in the Issuance Notice, the number (or amount) of Equity Securities specified in the Preemptive Rights Exercise Notice, with such subscription and issuance to be consummated as promptly as reasonably practicable. If, at the termination of such ten Business Day period, any Member shall not have delivered a Preemptive Rights Exercise Notice to the Company, such party shall be deemed to have waived all of its rights under this Section 4.07 with respect to the subscription for such Equity Securities.

(c) The Company shall have sixty days from the date of the Issuance Notice to consummate the proposed issuance of any or all of such Equity Securities that the Members have not elected to subscribe for at a price equal to or greater than the price specified in the Issuance Notice and otherwise upon terms that are not less favorable to the Company than those specified in the Issuance Notice; provided, that, if any Governmental Approvals are required in connection with such issuance, such sixty-day period shall be extended until the expiration of five Business Days following the date on which all Governmental Approvals are obtained and any applicable waiting periods under Applicable Law have expired or been terminated, but in no event will such period be extended for more than an additional ninety days. If the Company proposes to issue any such Equity Securities after such sixty-day (or longer, as permitted by the preceding sentence) period, it shall again comply with the procedures set forth in this Section 4.07.

(d) At the consummation of the issuance of such Company Securities the Company shall amend Exhibit A to reflect such issuance.

(e) Notwithstanding anything contained in this Section 4.07, the closing date of any proposed issuance of Equity Securities to which this Section 4.07 applies may, in the Company’s discretion, occur prior to the delivery of the Issuance Notice or prior to the expiration of the fifteen Business Day period contemplated by Section 4.07(a); provided, that in such case each Member shall (other than those who elected to purchase the Equity Securities on such closing date) continue to have the right to exercise its rights under this Section 4.07 by delivering an exercise notice within ten Business Days after receipt of the Preemptive Rights Exercise Notice pursuant to Section 4.07(b) to acquire from the Company the number and type of Equity Securities at the price and on the terms specified in the Preemptive Rights Exercise Notice; provided further, that in lieu of the Company issuing such Equity Securities, such Member may, in the Board’s discretion, receive such Equity Securities in a secondary offering from the Members who elected to purchase the Equity Securities on such closing date (pro rata from such Members).

(f) Notwithstanding the foregoing and any other provision of this Section 4.07, no Member shall be entitled to subscribe for Equity Securities under this Section 4.07 in connection with issuances of Equity Securities (i) to employees of the Company or any of its Subsidiaries pursuant to employee benefit plans, incentive equity plans or other arrangements approved by the Board in accordance with the terms of this Agreement, (ii) to any Person that is not a Member or a Permitted Transferee thereof as consideration in any acquisition, investment, merger, amalgamation, consolidation or other strategic transaction (such as a joint venture, marketing or distribution arrangement, or technology transfer or development arrangement) approved by the Board in accordance with this Agreement or (iii) in respect of any split, distribution or recapitalization of the Company, each of which must be offered, on a pro rata, pari passu basis, to each Member with respect to such Member’s Units. Subject to Section 4.07(e), the Company shall not be obligated to consummate any proposed issuance of Equity Securities, nor be liable to any Member if the Company has not consummated any proposed issuance of Equity Securities, pursuant to this Section 4.07 for whatever reason, regardless of whether it shall have delivered an Issuance Notice or received any Preemptive Rights Exercise Notices in respect of such proposed issuance.

(g) This Section 4.07 shall not apply in connection with, and shall terminate upon, an IPO.

Section 4.08 Legacy Member Representative.

(a) The parties hereby agree that it is desirable to designate the Legacy Member Representative to act on behalf of each of the Legacy Members in respect of Section 9.09 and Section 13.04 (including the full power and authority on each Legacy Member’s behalf to execute and deliver on behalf of such Legacy Member any amendment or waiver hereto, and to do each and every act and exercise any and all rights which such Legacy Members are permitted or required to do or exercise under Section 9.09 and Section 13.04). The Legacy Member Representative shall initially be [•], until his resignation, removal, death, incapacity, illness or other inability to act (or in the case of a Legacy Member Representative that is a non-natural Person, bankruptcy or dissolution of such Person). The Legacy Member Representative may resign at any time by written notice to the Board, and the Legacy Member Representative may be removed upon the prior written consent of a majority in interest of the Units held by all of the Legacy Members. In the event of the resignation, removal, death, incapacity, illness or other inability to act of the Legacy Member Representative (or in the case of a Legacy Member Representative that is a non-natural Person, bankruptcy or dissolution of such Person), a successor to such position shall be a Legacy Member designated by the consent of a majority in interest of the Units held by all of the Legacy Members, and such successor shall be subject to the approval of the 3G Holdco. The Legacy Member Representative shall have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith. The designation of the Legacy Member Representative shall not be affected by the death, incapacity, illness or other inability to act of any of the Legacy Members (or in the case of a Legacy Member that is a non-natural Person, bankruptcy or dissolution of such Person). Notwithstanding anything to the contrary in this Agreement, effective immediately at such time as the Legacy Members cease to own any Company Securities, (i) the designation of the Legacy Member Representative hereunder shall terminate and the Legacy Member Representative shall be deemed to be removed without any further action by any party, and (ii) the Legacy Members shall no longer be entitled to designate or appoint a Legacy Member Representative pursuant to this Section 4.08.

(b) The Board and the 3G Members shall be entitled to rely on any actions taken by the Legacy Member Representative without independent inquiry into the capacity of the Legacy Member Representative to so act and shall have no liability to the Legacy Members in connection therewith. All actions, notices, communications and determinations by or from the Legacy Member Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Legacy Members. Neither the Legacy Member Representative nor any of its agents or representatives shall have any liability to the Legacy Members with respect to actions taken or omitted to be taken by the Legacy Member Representative in such capacity (or any of its officers, directors, employees, agents or representatives in connection therewith), except with respect to the Legacy Member Representative’s gross negligence or willful misconduct. Neither the Legacy Member Representative nor any of its agents or representatives shall have any liability to the Company or the Board as a result of serving in such capacity or otherwise under this Agreement, except with respect to the Legacy Member Representative’s gross negligence or willful misconduct. The Legacy Member Representative shall not be required to follow any direction from the Legacy Members, and shall be under no obligation to take any action in its capacity as Legacy Member Representative based upon any direction from the Legacy Members. The Legacy Member Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Legacy Member Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Legacy Member Representative (for itself and its officers, directors, employees, agents and representatives) shall be entitled to full reimbursement for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Legacy Member Representative in such capacity (or any of its agents or representatives in connection therewith), and to full indemnification against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Legacy Member Representative (except for those arising out of the Legacy Member Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims, in each case from the Legacy Members on a pro rata basis (collectively, the “Representative Expenses”). The Company may (x) deduct from, and set off against, any distribution or other amount otherwise due or payable to a Legacy Member (or former Legacy Member) by the Company pursuant to this Agreement, the amount of any Representative Expenses on a pro rata basis, and (y) pay to the Legacy Member Representative such amount of deducted Representative Expenses to an account specified in writing by the Legacy Member Representative. The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Legacy Member Representative or any Legacy Member for any purpose of applicable law. Neither the Legacy Member Representative nor any of its Affiliates shall owe any fiduciary or other duty to any Legacy Member.

(c) Notwithstanding Section 5.01 or anything else contained in this Agreement to the contrary, the Company shall not, and shall cause its Subsidiaries not to (as applicable): (i) enter into or modify (including by waiver of any material rights or acceleration of any material obligations of the Company Group) any Related Person Transaction, (ii) redeem or repurchase, or consummate any split, combination, subdivision, reclassification or other recapitalization transaction with respect to, any outstanding Units or other Equity Securities of the Company, other than on a pro rata, pari passu basis in respect of all such Units and other Equity Securities (other than in respect of repurchases of Equity Securities from service providers of the Company Group upon cessation of service), (iii) declare or make any distributions of cash or other property to the Members other than on a pro rata, pari passu basis in respect of all Units held by the Members, or (iv) enter into or consummate any merger or similar transaction which constitutes a Change of Control that does not comply with Section 9.08 as if such merger or other transaction were a Drag-Along Sale, in each case of the foregoing clauses (i) through (iv), without the prior written consent of the Legacy Member Representative.

ARTICLE 5

BOARD AND OFFICERS

Section 5.01 Board.

(a) The property, affairs and business of the Company shall be managed by or under the direction of the Board (which shall be deemed the “manager” of the Company for all purposes under the Act), except as otherwise expressly provided in this Agreement and in accordance with Applicable Law. The Board shall be made up of the number of natural Persons (who need not be Members) (each, a “Director”) as specified in this Agreement. No Director shall have any rights or powers beyond the rights and powers granted to such Director in this Agreement or as follows from the Act or the Certificate of Formation; provided, that each Director shall have the rights enjoyed by directors of corporations incorporated in the State of Delaware under Section 220(d) of the Delaware General Corporation Law as if the Company was a “corporation” and the Director was a “director”, in each case, under that Section. All actions of the Company to be taken on or on behalf of the Company shall require the approval of a majority of votes cast at a meeting of the Board. The Board may delegate its authority to manage the property, affairs and business of the Company to one or more committees of the Board consisting of one or more Directors.

(b) The Board shall be made up of such number of Directors as may be determined by the 3G Holdco. For so long as a Legacy Member Representative is serving in such capacity, the Legacy Member Representative shall serve as a Director, and the 3G Holdco shall be entitled to appoint the remaining Directors (each, a “3G Director”) to the Board.

(c) Each Director shall hold such position until his or her successor is appointed or until his or her earlier death, disability, resignation or removal by, as applicable, the 3G Holdco or the Legacy Members.

(d) The Board, by taking action in accordance with this Article 5, shall have the power, discretion and authority on behalf and in the name of the Company to carry out any and all of the objects and purposes of the Company contemplated by this Agreement and to perform or authorize all acts which it may reasonably deem necessary or advisable in connection therewith.

(e) Each Director will serve without compensation from the Company. Each Director shall be entitled to reimbursement for reasonable and necessary documented out-of-pocket expenses incurred by such Director during the course of conducting the Company’s business.

(f) No Director (acting in his or her capacity as such) shall have any right or authority to act on behalf of or to bind the Company with respect to any matter except pursuant to a resolution authorizing such action, which resolution is duly adopted by the Board by the affirmative vote required for such matter pursuant to the terms of this Agreement.

Section 5.02 Removal and Resignation.

(a) Notwithstanding anything in this Agreement to the contrary, the 3G Holdco shall at all times have the exclusive right to remove, with or without cause, any 3G Director designated by the 3G Holdco, upon the giving of written notice to such 3G Director and the Board.

(b) Any Director may resign by written notice to the Board. Unless otherwise specified therein, a Director’s resignation shall take effect upon delivery. Vacancies created on the Board resulting from the death, disability, resignation or removal of a 3G Director shall be filled by the 3G Holdco, with such appointment to become effective immediately upon delivery of written notice of such appointment to the other Members and the Company. Vacancies created on the Board resulting from the death, disability, resignation or removal of the Legacy Member Representative shall be filled by the appointment of a successor Legacy Member Representative in accordance with Section 4.08, with such appointment to become effective immediately upon delivery of written notice of such appointment to the 3G Members and the Company.

Section 5.03 Meetings.

(a) Meetings of the Board or any committee thereof shall be held at such place, date and time as the Board or committee may reasonably designate. Special meetings of the Board or any committee thereof may be called at any time by any Director in accordance with the terms of this Section 5.03.

(b) Notice of such meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given to each applicable Director by telephone, electronic mail or facsimile no less than three Business Days before the date of the meeting. Notice of any meeting may be waived by any Director. Presence at the meeting shall constitute waiver of any deficiency of notice, except when such Director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not called or convened in accordance with this Agreement.

(c) The presence in person or by proxy of a number of Directors equal to a majority of the Board or any committee thereof, as applicable, shall constitute a quorum for the conduct of business at any meeting of the Board or committee (a “Quorum”). If a Quorum shall not be present at any such meeting, the Directors present shall adjourn the meeting and promptly give notice of when it will be reconvened.

(d) Members of the Board may participate in a meeting of the Board or any committee thereof by means of a conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear, and be heard by, one another. Participation in a meeting pursuant to this Section 5.03(d) shall constitute presence in person at such meeting pursuant to Section 5.03(c) and shall constitute a waiver of any deficiency of notice, except when such Director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not called or convened in accordance with this Agreement.

(e) Each Director shall be entitled to cast one vote with respect to each matter brought before the Board (or any committee thereof of which such Director is a member) for approval. Except as otherwise provided by this Agreement, the affirmative vote of a majority of the Directors in attendance at any meeting at which a Quorum is present shall be required to authorize any action by the Board or committee and shall constitute the action of the Board or committee for all purposes.

(f) The Board or any committee thereof may establish other reasonable provisions and procedures relating to the governance of its meetings that are not in conflict with the terms of this Agreement.

Section 5.04 Action Without a Meeting. Notwithstanding Section 5.01 and Section 5.03, on any matter requiring an approval or consent of the Board under this Agreement or the Act, the Board or any committee thereof may take such action without a meeting, without notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors constituting the Board. Approval of any such action by email confirmation shall constitute consent in writing for purposes of this Section 5.04.

Section 5.05 Officers; Designation and Election of Officers; Duties. The Board may, from time to time, employ and retain Persons as may be necessary or appropriate for the conduct of the Company’s business (subject to the supervision and control of the Board), including employees, agents and other Persons (any of whom may be a Member or Representative) who may be designated as officers of the Company, with titles including

“chief executive officer,” “chief financial officer,” “president,” “vice president,” “treasurer,” “secretary,” “general counsel,” “chief compliance officer” and “director,” as and to the extent authorized by the Board (each, an “Officer” and collectively, the “Officers”). Any number of offices may be held by the same Person. In the Board’s reasonable discretion, the Board may choose not to fill any office for any period as it may deem advisable. Officers need not be Members. Any officers so designated shall have such authority and perform such duties as the Board may, from time to time, delegate to them. The Board may assign titles to particular Officers. Each Officer shall hold office until his successor shall be duly designated or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

Section 5.06 Removal of Officers; Vacancies. Any Officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Board. The acceptance by the Board of a resignation of any Officer shall not be necessary to make such resignation effective, unless otherwise specified in such resignation. Any Officer may be removed as such, either with or without cause, at any time by the Board or any authorized committee thereof. Vacancies may be filled by approval of the Board or any authorized committee thereof. Designation of any Person as an Officer by the Board shall not in and of itself vest in such Person any contractual or employment rights with respect to the Company.

Section 5.07 Other Powers and Duties. Except as provided in this Agreement, the Officers of the Company shall have such authority and perform such duties in the management of the Company as may be reasonably prescribed by the Board and, to the extent not so prescribed, as generally pertain to their respective offices in a company formed under the laws of the State of Delaware, subject to the control of the Board or any authorized committee thereof.

Section 5.08 Officers as Agents; Reliance by Third Parties.

(a) The Officers, to the extent of their powers set forth in this Agreement or in a resolution of the Board or authorized committee thereof, are agents of the Company for the purpose of the Company’s business, and the actions of the officers taken in accordance with such powers shall bind the Company.

(b) Any Person dealing with the Company may rely upon a certificate signed by any officer as to: (i) the identity of any Member, Director or Officer; (ii) the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by Members, the Board or Officers or in any other manner germane to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company; (iv) the authenticity of any copy of this Agreement and amendments hereto; (v) any act or failure to act by the Company or as to any other matter whatsoever involving the Company or, solely with respect to the activities of the Company, any Member; and (vi) the authority of the Board, any Officer, or any employee or agent of the Company.

ARTICLE 6

EXCULPATION AND INDEMNIFICATION

Section 6.01 No Fiduciary Duties.

(a) To the fullest extent permitted by Applicable Law and except as expressly contemplated by this Agreement (including Section 10.03), no Member, Officer, or Director shall have any duty (including any fiduciary duty) otherwise applicable at Applicable Law or in equity to the Company, any Member, any Director or to any other Person with respect to or in connection with the Company or the Company’s business or affairs and no implied duties, covenants, functions, responsibilities, liabilities or obligations of any Member, Officer or Director in his capacity as such shall be read into this Agreement except as required by Applicable Law.

(b) Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party, the Board (or any committee thereof) is permitted or required to take any action or to make a decision or determination, each Director shall take such action or make such decision or determination in its sole and absolute discretion, unless another standard is expressly set forth herein or therein. Whenever in this Agreement or any other agreement contemplated herein the Board (or any committee thereof) is permitted or required to take any action or to make a decision or determination in its “sole discretion” or “discretion,” with “complete discretion” or under a grant of similar authority or latitude, each Director shall be entitled to consider such interests and factors as such Director desires (including, the interests of such Director’s appointing Members, Affiliates, employer, partners and their Affiliates).

(c) Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Board (or any committee thereof) is permitted or required to take any action or to make a decision or determination in its “good faith” or under another express standard, each Director shall act under such express standard and, to the extent permitted by Applicable Law, shall not be subject to any other or different standards imposed by this Agreement or any other agreement contemplated herein or to which the Company is a party, and, notwithstanding anything contained herein to the contrary, so long as such Director does not with such action breach the implied covenant of good faith and fair dealing (in each case, as determined by a court of competent jurisdiction), the resolution, action or terms so made, taken or provided by the Board (or any committee thereof) shall not constitute a breach of this Agreement or any other agreement contemplated herein or impose liability upon such Director or any of such Director’s appointing Members, Affiliates, employees, agents or representatives and shall be final, conclusive and binding on the Company and the Members. With respect to any action taken or decision or determination made by any Director or the Board (or any committee thereof), it shall be presumed that each Director and the Board (or such committee thereof) acted in good faith and in compliance with this Agreement and Applicable Law and any Person bringing, pleading or prosecuting any claim with respect to any action taken or decision or determination made by the Board (or any committee thereof) shall have the burden of overcoming such presumption by clear and convincing evidence; provided, that for the avoidance of doubt, this sentence shall not be deemed to increase or place any duty (including any fiduciary duty) on the Board or its Directors. In all actions taken by the Board, the Board and each Director shall have all of the protections and defenses afforded boards of directors (and their members) of Delaware corporations, including protections under case law and the “business judgment rule.”

(d) To the extent that, at Applicable Law, in equity, or pursuant to this Agreement, any Member, Director or Officer owes any duties (including fiduciary duties) and liabilities relating thereto to the Company, such Member, Director or Officer shall be entitled to rely in good faith on the provisions of this Agreement and on information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, profits or losses of the Company or any facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid) of the following other Persons or groups: one or more Officers or employees of the Company, any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company or the Board; or any other Person who has been selected by or on behalf of the Company, or the Board, in each case, as to matters which such Member, Director or Officer reasonably believes to be within such other Person’s competence. Neither the amendment nor repeal of this Section 6.01, nor the adoption of any other provision to this Agreement, nor, to the fullest extent permitted by the Act, the Certificate of Formation or any modification of Applicable Law, shall eliminate or reduce the effect of this Section 6.01 in respect of any acts or omissions occurring prior to such amendment, repeal, adoption or modification.

(e) Notwithstanding any duty otherwise existing at Applicable Law or in equity, to the fullest extent permitted by Applicable Law, no Director shall have any duty to disclose to the Company or the Board Confidential Information of the Member that designated such Director or any of their respective Affiliates in such Director’s possession, even if it is material and relevant information to the Company or the Board and, in any case, such Director shall not be liable to the Company or the other Members or their Affiliates for breach of any duty (including the duty of loyalty or any other fiduciary duties) as a Director by reason of such lack of disclosure of such Confidential Information; provided, that such Director believes in good faith that its disclosure of such information would be prohibited by a confidentiality agreement with, or fiduciary duty to, another Person or under competition laws or other Applicable Law.

(f) This Section 6.01 shall not in any way affect, limit or modify any Officer’s or employee’s liabilities or obligations under any employment agreement, consulting agreement, confidentiality agreement, noncompete agreement, nonsolicit agreement or any similar agreement with the Company or any of its Subsidiaries.

Section 6.02 Exculpation.

(a) Notwithstanding any other provisions of this Agreement, whether express or implied, and to the fullest extent permitted by Applicable Law, none of the Members, Directors, or any officers, directors, stockholders, partners, members, employees, representatives or agents of any of the foregoing, nor any officer, employee, representative or agent of the Company or any of its Affiliates (each, a “Specified Person” and collectively, the “Specified Persons”) nor any former Specified Person of any member of the Company Group shall be liable to the Company or its Subsidiaries or to any other Person that is a party hereto or is otherwise bound hereby for any expenses, losses, damages or claims arising from such Specified Person’s act or failure to act with respect to or in connection with the Company Group or the Company Group’s business or affairs (without prejudice to rights and remedies available for breaches of this Agreement or the Merger Agreement, in accordance with the terms of such agreement if applicable), except in the case of such Specified Person’s fraud, bad faith, willful misconduct or gross negligence (as determined by a court of competent jurisdiction). A Specified Person shall not, to the fullest extent permitted by Applicable Law, be liable to the Company or any Member or any other Person that is a party hereto or is otherwise bound hereby, for any expenses, losses, damages or claims incurred in relation to the affairs of the Company solely in such Specified Person’s capacity as such, except in the case of such Specified Person’s fraud, bad faith, willful misconduct or gross negligence (as determined by a court of competent jurisdiction).

(b) Notwithstanding the foregoing, other than in the case of fraud, bad faith, willful misconduct or gross negligence (as determined by a court of competent jurisdiction), no Specified Person shall have any liability hereunder for any punitive damages or any damages that are not reasonably foreseeable.

(c) The Company shall also have the power to exculpate, to the same extent set forth in this Section 6.02, employees of the Company or its Subsidiaries who are not Specified Persons and agents of the Company or its Subsidiaries.

Section 6.03 Indemnification.

(a) Each Specified Person and any former Specified Person of any member of the Company Group (and the heirs, executors or administrators of such Person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such Person is or was an Specified Person, in each case, acting in their capacities as such, and such action, suit or proceeding relates to an act or omission of such Specified Person acting in its capacity as such, shall, except to the extent caused by such Specified Person’s fraud, bad faith, willful misconduct or gross negligence (as determined by a court of competent jurisdiction), be indemnified and held harmless by the Company to the fullest extent permitted by Applicable Law (including indemnification for acts or omissions constituting negligence or breach of duty); provided, that the foregoing indemnification shall not be available to a Member in the case of an action, suit or proceeding brought by a Member or its Affiliates or any other party to this Agreement against such Member or its Affiliates.

(b) The right to indemnification conferred in this Section 6.03 shall also include the right to be paid by the Company the expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition to the fullest extent authorized by Applicable Law; provided, that the payment of such expenses in advance of the final disposition of an action, suit or proceeding shall be made only upon delivery to the Company of an undertaking by or on behalf of the applicable Specified Person to repay all amounts so paid in advance if it shall ultimately be determined that such Specified Person is not entitled to be indemnified under this Section 6.03 or otherwise.

(c) The rights to indemnification and advancement conferred in this Section 6.03 constitute contract rights.

(d) Notwithstanding the foregoing provisions of this Section 6.03, the Company shall indemnify an Specified Person in connection with a proceeding (or part thereof) initiated by such Specified Person only if such proceeding (or part thereof) was authorized by the Board; provided, however, that an Specified Person shall be entitled to reimbursement of his or her reasonable and documented counsel fees with respect to a proceeding (or part thereof) initiated by such Specified Person to enforce his or her right to indemnity or advancement of expenses under the provisions of this Section 6.03 to the extent that the Specified Person is successful on the merits in such proceeding (or part thereof).

(e) The Company shall also have the power to indemnify and hold harmless, to the same extent set forth in this Section 6.03, employees of the Company or its Subsidiaries who are not Specified Persons and agents of the Company or its Subsidiaries.

(f) The Company and the Members hereby acknowledge that each Specified Person may have certain rights to indemnification, advancement of expenses or insurance provided by third parties other than the Company and any of its direct or indirect Subsidiaries (such third parties collectively, the “Secondary Indemnitors”). The Company and the Members hereby agree and acknowledge that the Company is the indemnitor of first resort with respect to the Specified Persons in connection with their rights to indemnification and advancement of expenses set forth in this Section 6.03 (i.e., the Company’s obligations to the Specified Persons are primary and any obligation of the Secondary Indemnitors to advance expenses or to provide insurance or indemnification for the same expenses or liabilities incurred by the Specified Persons are secondary). The Company and the Members further agree that no payment by the Secondary Indemnitors on behalf of the Specified Persons with respect to any claim for which the Specified Persons are entitled to indemnification or advancement from the Company shall affect the foregoing and the Secondary Indemnitors shall have a right of contribution or to be subrogated to the extent of such payment to all of the rights of recovery of the Members in their capacities as Specified Persons against the Company.

(g) The Company may, by action of the Board, provide indemnification to such officers, employees and agents of the Company or other Persons who are or were serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise to such extent and to such effect as the Board shall reasonably determine to be appropriate.

Section 6.04 Survival. Notwithstanding any provision of this Agreement to the contrary, the provisions of this Article 6 shall survive the termination, voluntary or involuntary, of the status of a Member as such, the termination, voluntary or involuntary, of the status of any Specified Person or other Person as to whom the provisions of this Article 6 apply as such and the termination of this Agreement or dissolution of the Company.

Section 6.05 Entry Into Force. The provisions of this Article 6 shall be applicable to any action, suit or proceeding commenced after the date of this Agreement against any Specified Person arising from any act or omission of such Specified Person acting in its capacity as such, whether occurring before or after the date of this Agreement. No amendment to or repeal of this Article 6, or, to the fullest extent permitted by Applicable Law, any amendment of Applicable Law, shall have any effect on the rights provided under this Article 6 with respect to any act or omission occurring prior to such amendment or repeal.

Section 6.06 No Exclusivity. The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article 6 on the Board shall not be exclusive of any other rights to which any Person may be entitled (including under a separate indemnification agreement for each of the Directors), including any right under policies of insurance that may be purchased and maintained by the Company or others, with respect to claims, issues or matters in relation to which the Company would not have the power to indemnify such Person under the provisions of this Article 6. Such rights shall not prevent or restrict the power of the Company to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements or other arrangements (including creation of trust funds or security interests funded by letters of credit or other means) reasonably approved by the Board (whether or not any of the Members, Directors or Officers shall be a party to or beneficiary of any such agreements or arrangements); provided, however, that any provision of such agreements or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article 6 or Applicable Law.

Section 6.07 Assets for Indemnification. Any indemnity under this Article 6 shall be provided solely out of, and only to the extent of, the Company’s assets, and no Member or Affiliate of any Member shall be required directly to indemnify any Specified Person pursuant to this Article 6.

Section 6.08 Covered Parties. None of the provisions of this Article 6 shall be deemed to create any rights in favor of any Person other than Specified Persons and any other Person to whom the provisions of this Article 6 expressly apply. The parties acknowledge and agree that the Specified Persons are intended third-party beneficiaries of this Agreement, and this Agreement shall inure to the benefit of and be enforceable by them and their successors and assigns.

ARTICLE 7

ACCOUNTING, TAX, FISCAL AND LEGAL MATTERS

Section 7.01 Fiscal Year. The fiscal year of the Company shall end on December 31 of each year or on such other day as may be fixed from time to time by resolution of the Board (the “Fiscal Year”).

Section 7.02 Bank Accounts. In the absence of instructions from the Board to the contrary, an authorized officer of the Company shall determine the institution or institutions at which the Company’s bank accounts will be opened and maintained, the types of accounts, and the Persons who will have authority with respect to the accounts and the funds therein.

Section 7.03 Books of Account and Other Information. The Company shall prepare and maintain, at its principal place of business, separate books of account for the Company that shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received and all income derived in connection with the operation of the Company’s business in accordance with GAAP consistently applied, and, to the extent inconsistent therewith, in accordance with this Agreement. All questions of accounting shall be determined by the Board or a committee or officer authorized by the Board to make such determination.

Section 7.04 Auditors. The Company Auditors shall be such firm of certified independent public accountants as shall be selected by the Board in its reasonable discretion and in accordance with the provisions of this Agreement.

Section 7.05 Certain Tax Matters.

(a) Subject to Section 7.05(b), all decisions regarding tax elections and other tax-related decisions required to be made by the Company or any of its Subsidiaries shall be made by the Board.

(b) It is the intention of the Company to be treated as a corporation for U.S. federal income tax purposes. Neither the Company, the Board nor the Members (i) shall make or change any election to treat the Company other than as a corporation for U.S. federal income tax purposes or (ii) otherwise make any change to the Company which could cause the Company to be treated other than as a corporation for U.S. federal income tax purposes.

ARTICLE 8

OWNERSHIP AND DISTRIBUTIONS

Section 8.01 Member Percentages of the Members. The Member Percentage of each Member shall be indicated on Exhibit A, as amended from time to time.

Section 8.02 Distributions. The Board may (but shall not be obligated to) direct the Company to make distributions to the Members at any time or from time to time, and in amounts of any of the Company’s assets available therefor, as determined by the Board in its sole and absolute discretion to be appropriate. All distributions shall be made to the Members on a pro rata basis.

Section 8.03 Distributions in Kind. No Member has any right to demand or receive property other than cash.

Section 8.04 Limitations on Distributions. Notwithstanding anything in this Agreement to the contrary, no distribution shall be made in violation of the Act or other Applicable Law.

ARTICLE 9

TRANSFER RESTRICTIONS AND ADDITIONAL MEMBERS

Section 9.01 Restrictions on Transfers. Subject to Section 9.06, any 3G Member may Transfer or permit a Transfer of (whether by merger, operation of law or otherwise and whether in a single transaction or a series of related transactions) any Units held by it. Subject to Section 9.02(d), prior to an IPO or Change of Control, the Legacy Members and their Permitted Transferees may not Transfer or permit a Transfer of (whether by merger, operation of law or otherwise and whether in a single transaction or a series of related transactions) any Units held by it (other than to a Permitted Transferee) without the consent of the 3G Holdco (such consent to be provided in the 3G Holdco’s sole discretion).

Section 9.02 Permitted Transferees.

(a) Notwithstanding anything in this Agreement to the contrary, any Legacy Member may at any time Transfer any of its Units, directly or indirectly, to any Permitted Transferee following at least five Business Days’ advance notice to the other Members but without the consent of any Person (a “Permitted Transfer”); provided, that (i) the Transferring Legacy Member shall give notice to the Company of such intention to make such a Transfer not less than ten Business Days prior to such Transfer becoming effective, which notice shall state the name and address of the Permitted Transferee to whom such transfer is proposed, the relationship of the Permitted Transferee to such Transferring Legacy Member and the number of Units proposed to be transferred to the Permitted Transferee, (ii) the Permitted Transferee shall have agreed in writing to be bound by and subject to the terms of this Agreement in accordance with Section 9.03(a), (iii) any Transfer to the Permitted Transferee is in compliance with the Securities Act and any other applicable securities or “blue sky” laws, (iv) such Transfer has been made subject to the transfer-back requirements pursuant to Section 9.02(b) and (v) the Transferring Legacy Member certifies that it shall remain jointly and severally liable with the Permitted Transferee vis-à -vis the other parties for any breach by the Permitted Transferee of any provision of this Agreement; provided, further, that (x) prior to January 2, 2026, any Permitted Transfer must be a Transfer of all (but not less than all) of such Legacy Member’s Units to one Person and (y) no Transfer shall be permitted that is reasonably expected to result in the Company having to be registered under the Securities Act or the Exchange Act.

(b) If, while a Permitted Transferee holds any Company Securities, a Permitted Transferee ceases to qualify as a Permitted Transferee in relation to the initial Transferring Member from whom or which such Permitted Transferee or any previous Permitted Transferee of such initial Transferring Legacy Member received such Company Securities (an “Unwinding Event”), then the relevant initial Transferring Legacy Member:

(i) shall forthwith notify the other Members and the Company of the pending occurrence of such Unwinding Event; and

(ii) shall take all actions necessary prior to such Unwinding Event to effect a Transfer of all the Company Securities held by the relevant Permitted Transferee either back to such Legacy Member or, pursuant to this Section 9.02, to another Person which qualifies as a Permitted Transferee of such initial Transferring Legacy Member.

(c) For the avoidance of doubt, a Transfer to a Permitted Transferee shall not relieve the Transferring Legacy Member of its obligations to the Company.

(d) Any Legacy Member may Transfer any or all of its Units (as applicable), directly or indirectly, in (i) a Tag-Along Sale in which the Tag-Along Right of such Legacy Member are exercised in accordance with Section 9.06, (ii) a Drag-Along Sale in which the Drag-Along Rights are exercised in accordance with Section 9.07 or (iii) in accordance with the terms and conditions of clause (iv) of Section 4.08(c) or Section 9.09 and, to the extent applicable, Section 9.08.

Section 9.03 Additional Members.

(a) In connection with a direct Transfer of Units, each such Person who receives Units in accordance with, and as permitted by, the terms of this Agreement, in each case, who is not already a Member, shall, in addition to complying with the requirements of the last sentence of Section 13.08, execute and deliver this Agreement or a counterpart of this Agreement and agree in writing to be bound by the terms and conditions of this Agreement that were applicable to the Transferring Member (including the restrictions on Transfer contained in this Article 9), and, in the case of a transferee of Units, shall thereupon be admitted as an additional Member of the Company (an “Additional Member”).

(b) Each Person who is issued new Units in accordance with the terms of this Agreement and who is not already a Member shall execute and deliver this Agreement or a counterpart of this Agreement and agree in writing to be bound by the terms and conditions of this Agreement, and shall thereupon be admitted as an Additional Member.

(c) A transferee of Units who is admitted as an Additional Member accepts, ratifies and agrees to be bound by all actions duly taken pursuant to the terms and provisions of this Agreement by the Company prior to the date it was admitted as an Additional Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been executed and delivered on behalf of the Company prior to such date and which are in force and effect on such date.

(d) Each Additional Member shall be named as a Member on Exhibit A. Unless and until admitted as an Additional Member, a transferee of any Unit, or a recipient of any newly issued Units, shall have no powers, rights or privileges of a Member of the Company.

(e) Following a direct Transfer of any Units in accordance with this Article 9, the transferee of such Units shall be treated as having made all of the Capital Contributions in respect of, and received all of the distributions received in respect of, such Units, and shall receive distributions in respect of such Units as if such transferee were a Member.

(f) The Company shall maintain books for the purpose of registering the direct Transfer of Company Securities. Upon a direct Transfer of Company Securities, the Transferring Member shall notify the Company so that such Transfer may be registered in the books of the Company. A direct Transfer of Company Securities shall be effective upon registration of the direct Transfer in the books of the Company.

Section 9.04 Termination of Member Status. Any Member that directly Transfers all of its, and owns no, Units shall immediately cease to be a Member and shall no longer be a party to this Agreement (in its capacity as a Member), and Exhibit A shall be updated to eliminate such Person; provided, however, that such Member (i) shall not thereby be relieved of its liability for breach of this Agreement prior to such time or from any obligations under this Agreement not related to its capacity as a Member; (ii) shall retain any rights with respect to a breach of this Agreement by any other Person prior to such time; (iii) shall retain the right to indemnification hereunder; and (iv) shall not thereby be relieved of any of its obligations under Article 9.

Section 9.05 Void Transfers. To the greatest extent permitted by the Act and other Applicable Law, any Transfer by any Member of any Units or other interest in the Company (including any Transfer of any Person which directly or indirectly owns Units) in contravention of this Agreement shall be ineffective and null and void ab initio and shall not bind or be recognized by the Company or any other Person. Any Unit intentionally purported to be Transferred in violation of Section 9.01 shall be immediately forfeited. In the event of any attempted Transfer in contravention of this Agreement, to the greatest extent permitted by the Act and other Applicable Law, the purported transferee shall have no right to any profits, losses or distributions of the Company or any other rights of a Member.

Section 9.06 Tag-Along Right.

(a) Subject to Sections 9.06(h) and 9.08, if (i) one or more 3G Members proposes to Transfer (whether by merger, operation of law or otherwise) Units to any Person that is not an Affiliate of the 3G Members (including, for the avoidance of doubt, a Transfer of Units to a Continuation Fund) or (ii) a Legacy Member proposes to Transfer

(whether by merger, operation of law or otherwise) Units other than in connection with a Permitted Transfer (which shall be subject to Section 9.01) (the Member that proposes to make such Transfer, the “Tag-Along Seller” and the Transfer of such Units, the “Tag-Along Sale”), the Tag-Along Seller shall provide the Legacy Members with written notice of the terms and conditions of such proposed Transfer (the “Tag-Along Notice”) and offer each Legacy Member the opportunity to participate in such Transfer in accordance with this Section 9.06.

(b) The Tag-Along Notice shall identify the number of Units proposed to be sold by the Tag-Along Seller (the “Tag-Along Offer”), the consideration for which the Transfer is proposed to be made, and all other material terms and conditions of the Tag-Along Offer, including the form of the proposed agreement, if any.

(c) Each Legacy Member shall have the right (a “Tag-Along Right”), exercisable by written notice given to the Tag-Along Seller within ten Business Days after its receipt of the Tag-Along Notice (the “Tag-Along Notice Period”), to request that such Tag-Along Seller include in the proposed Transfer up to a number of Units representing such Legacy Member’s Tag-Along Portion (each such exercising Legacy Member, a “Tagging Person”); provided, that each Tagging Person shall be entitled to include in the Tag-Along Sale no more than its Tag-Along Portion of Units and the Tag-Along Seller shall be entitled to include the number of Units proposed to be Transferred by such Tag-Along Seller as set forth in the Tag-Along Notice (reduced, to the extent necessary, so that each Tagging Person shall be able to include its Tag-Along Portion) and such additional Units as permitted by Section 9.06(f). Such notice shall include the wire transfer or other instructions for payment of any consideration for the Units being transferred in such Tag-Along Sale. Each Tagging Person shall deliver to the Tag-Along Seller the certificates or other applicable instruments representing the Units of such Tagging Person to be included in the Tag-Along Sale, together with a limited power-of-attorney authorizing the Tag-Along Seller or its representatives to Transfer such Units on the terms set forth in the Tag-Along Notice. Delivery of such notice with such certificates and limited power-of-attorney shall constitute an irrevocable acceptance of the Tag-Along Offer by the Tagging Persons, subject to the provisions of this Section 9.06 and Section 9.08. If at the termination of the Tag-Along Notice Period any Legacy Member shall not have elected to participate in the Tag-Along Sale, such Legacy Member shall be deemed to have waived its rights under Section 9.06(a) with respect to the Transfer of its Units pursuant to such Tag-Along Sale.

(d) If at the end of a ninety-day period after delivery of such Tag-Along Notice (which ninety-day period shall be extended if any of the transactions contemplated by the Tag-Along Offer are subject to Governmental Approvals until the expiration of five Business Days after all such Governmental Approvals have been received, but in no event later than one hundred twenty days following receipt of the Tag-Along Notice by the Tag-Along Seller), the Tag-Along Seller has not completed the Transfer of all Units proposed to be sold by the Tag-Along Seller and all Tagging Persons on substantially the same terms and conditions set forth in the Tag-Along Notice, the Tag-Along Seller shall (i) return to the Tagging Persons the limited power-of-attorney and all certificates and other applicable instruments representing the Units that such Tagging Persons delivered for Transfer pursuant to this Section 9.06 and any other documents in the possession of the Tag-Along Seller executed by the Tagging Persons in connection with the proposed Tag-Along Sale, and (ii) all the restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to such Units shall continue in effect.

(e) Promptly after the consummation of the Tag-Along Sale, the Tag-Along Seller shall (i) notify the Tagging Persons thereof, (ii) if not remitted directly to the Tagging Persons, remit to the Tagging Persons the total consideration for the Units of the Tagging Persons Transferred pursuant thereto, less the Tagging Persons’ pro rata share (based on the proceeds to be received) of any escrows, holdbacks or adjustments in purchase price and any transaction expenses as determined in accordance with Section 9.08, with the cash portion of the purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions in the applicable notice, and (iii) furnish such other evidence of the completion and the date of completion of such transfer and the terms thereof as may be reasonably requested by the Tagging Persons. The Tag-Along Seller shall promptly remit to the Tagging Persons, if not remitted directly to the Tagging Persons, any additional consideration payable upon the release of any escrows, holdbacks or adjustments in purchase price.

(f) If (i) any Legacy Member declines to exercise its Tag-Along Rights or (ii) any Tagging Person elects to exercise its Tag-Along Rights with respect to less than its Tag-Along Portion, the Tag-Along Seller shall be entitled to Transfer, pursuant to the Tag-Along Offer, up to a number of Units held by it equal to the number of Units constituting, as the case may be, the Tag-Along Portion of such Legacy Member or the portion of such Tagging Person’s Tag-Along Portion with respect to which Tag-Along Rights were not exercised.

(g) Notwithstanding anything contained in this Section 9.06, there shall be no liability on the part of the Tag-Along Seller to the Tagging Persons (other than the obligation to return any certificates evidencing Units and limited powers-of-attorney received by the Tag-Along Seller) or any other Person if the Transfer of Units pursuant to this Section 9.06 is not consummated for whatever reason. Whether to effect a Transfer of Units pursuant to this Section 9.06 by the Tag-Along Seller is in the sole and absolute discretion of the Tag-Along Seller.

(h) The provisions of this Section 9.06 shall terminate upon the consummation of an IPO or Change of Control and shall not apply to any proposed Transfer pursuant to which Drag-Along Rights are exercised in accordance with Section 9.07, or any Permitted Transfers.

Section 9.07 Drag-Along Right.

(a) Subject to Section 9.07(g) and Section 9.08, if one or more 3G Members proposes to Transfer (whether by merger, operation of law or otherwise, and whether in one transaction or a series of related transactions) Units to any Person that is not an Affiliate of the 3G Members that would result in a Change of Control (a “Drag-Along Sale”), each 3G Member may at its option (the “Drag-Along Rights”) require each other Member to: (i) Transfer its pro rata portion of the number of Units proposed to be

Transferred in such Drag-Along Sale on the same terms and conditions applicable, and for the same type of consideration payable, as to such 3G Member and (ii) agree to vote to approve such transaction, waive any applicable dissenters’ rights and otherwise take all other actions necessary or desirable to consummate the Drag-Along Sale as requested by such 3G Member.

(b) If a 3G Member elects to exercise its Drag-Along Rights, such 3G Member shall provide notice of such Drag-Along Sale to the other Members (a “Drag-Along Sale Notice”) not later than fifteen Business Days prior to the proposed Drag-Along Sale. The Drag-Along Sale Notice shall identify the proposed purchaser in the Drag-Along Sale, the number and class of Units subject to the Drag-Along Sale, the consideration for which a Transfer is proposed to be made and all other material terms and conditions of the Drag-Along Sale. Each other Member shall be required to participate in the Drag-Along Sale on the terms and conditions set forth in the Drag-Along Sale Notice and to sell and transfer its pro rata portion of the number of Units proposed to be Transferred in such Drag-Along Sale as set forth below.

(c) If requested by a dragging 3G Member, not later than ten Business Days after the date of the Drag-Along Sale Notice, each other Member shall deliver to a representative of the 3G Holdco, on behalf of the dragging 3G Members, designated in the Drag-Along Sale Notice (i) the certificates and other applicable instruments representing the Units of such other Member to be included in the Drag-Along Sale, together with a limited power-of-attorney authorizing the dragging 3G Member or its representatives to Transfer such Units on the terms set forth in the Drag-Along Sale Notice and wire transfer or other instructions for payment of the consideration for the Units being Transferred in such Drag-Along Sale and (ii) all other documents required to be executed in connection with the Drag-Along Sale. If a Member should fail to deliver such certificates or other applicable instruments to the 3G Holdco, the Company (subject to Section 9.07(d)) shall cause the books and records of the Company to show that such Units are bound by the provisions of this Section 9.07 and that such Units shall be Transferred to the drag-along Transferee immediately upon surrender for Transfer by the holder thereof.

(d) Each dragging 3G Member shall have a period of one hundred twenty days from the date of delivery of the Drag-Along Sale Notice to consummate the Drag-Along Sale on the terms and conditions set forth in such Drag-Along Sale Notice; provided, that, if such Drag-Along Sale is subject to regulatory approval, such one hundred twenty-day period shall be extended until the expiration of five Business Days after all such approvals have been received. If the Drag-Along Sale shall not have been consummated during such period, the 3G Holdco shall return to each of the other Members the limited power-of-attorney and all certificates and other applicable instruments representing Units that such other Members delivered for Transfer pursuant hereto, together with any other documents in the possession of the 3G Holdco executed by the other Members in connection with the proposed Drag-Along Sale, and all the restrictions on Transfer contained in this Agreement or otherwise applicable at such time with respect to such Units owned by the other Members shall again be in effect.

(e) Promptly after the consummation of the Drag-Along Sale pursuant to this Section 9.07, each dragging 3G Member shall (i) notify the other Members thereof, (ii) if not remitted directly to the other Members, remit to each other Member the total consideration for the Units of such other Member Transferred pursuant thereto less the other Members’ pro rata share of any escrows, holdbacks or adjustments in purchase price and any transaction expenses as determined in accordance with Section 9.08, with the applicable cash portion of the aggregate purchase price paid by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by such Members and (iii) furnish such other evidence of the completion and the date of completion of such transfer and the terms thereof as may be reasonably requested by the other Members. If not remitted directly to the other Members, each such 3G Member shall promptly remit to the other Members any additional consideration payable upon the release of any escrows, holdbacks or adjustments in purchase price.

(f) Notwithstanding anything contained in this Section 9.07, there shall be no liability on the part of each dragging 3G Member to the other Members (other than the obligation to return the limited power-of-attorney and the certificates and other applicable instruments representing Units received by each such 3G Member) or any other Person if the proposed Transfer of Units pursuant to this Section 9.07 is not consummated for whatever reason, regardless of whether each such 3G Member has delivered a Drag-Along Sale Notice. Whether to effect a proposed Transfer of Units pursuant to this Section 9.07 by a 3G Member is in the sole and absolute discretion of such 3G Member.

(g) The provisions of this Section 9.07 shall terminate upon the consummation of an IPO or Change of Control.

Section 9.08 Additional Conditions to Tag-Along Sales, Drag-Along Sales and Liquidity Transactions. Notwithstanding anything contained in Section 9.06, Section 9.07 and Section 9.09 (as applicable) the rights and obligations of (x) the Legacy Members to participate in a Liquidity Transaction under Section 9.09 and (y) the other Members to participate in a Tag-Along Sale under Section 9.06 or a Drag-Along Sale under Section 9.07 are, in each case, subject to the following conditions (to the extent applicable):

(a) upon the consummation of such Liquidity Transaction, Tag-Along Sale or Drag-Along Sale, (i) all of the Members participating therein will receive the same form of consideration, (ii) participating Members shall receive the same proportion of the aggregate consideration from such Liquidity Transaction, Tag-Along Sale or Drag-Along Sale, as applicable, that such holder would have received if such aggregate consideration had been distributed by the Company to the participating Members in accordance with the rights and preferences set forth in Section 8.02 as in effect immediately prior to the consummation of such Liquidity Transaction, Tag-Along Sale or Drag-Along Sale; provided, that no consideration for any additional agreements entered into in connection with such transaction, such as non-competition agreements, be included in the amount of consideration (to the extent such agreements are not entered into by all Members participating in such Liquidity Transaction, Tag-Along Sale or Drag-Along Sale), and (iii) if any Members are given an option as to the form and amount of consideration to be received, all Members participating therein will be given the same option; and

(b) each other Member (which shall include all Legacy Members for all purposes of this Section 9.08(b)) shall (i) make such representations, warranties and covenants, provide such indemnities, releases and enter into such definitive agreements as are customary for transactions of the nature of the proposed Transfer; provided, that if the other Members are required to provide any representations or indemnities in connection with such Transfer, liability for misrepresentation or indemnity shall (as to such other Members) be expressly stated to be several but not joint and each other Member shall not be liable for more than its pro rata share (based on the proceeds to be received) of any liability for misrepresentation or indemnity, (ii) benefit from all of the same provisions of the definitive agreements as the dragging 3G Member(s), (iii) be required to bear no more than their proportionate share of any escrows, holdbacks or adjustments in purchase price, and (iv) with respect to a Drag-Along Sale or Liquidity Transaction, (A) other than in the case of the Purchase Option or any other Liquidity Transaction that would result in a sale of the Subject Units to any member of the Company Group, any 3G Member or any of its Affiliates, each individual Legacy Member who is a Legacy Class B Member or an executive officer of the Company or any of its Subsidiaries shall, if so requested by the third party buyer, enter into a non-competition and non-solicitation covenant with the third party buyer in a form substantially similar to those set out in Section 10.03, (B) not be obligated to provide indemnification obligations that exceed its proceeds actually received from the transaction, (C) other than in the case of a Liquidity Transaction that is an IPO, not receive consideration other than cash and (D) not be obligated to make any representations or warranties other than in relation to its due organization, title to the securities it is selling, its authority and capacity to effect the transfer and the absence of any conflict under Applicable Law or its organizational documents or any contract that would materially prevent or delay the transfer (it being understood that this Section 9.08(b)(iv)(D) shall not limit, and each Member shall be responsible for, such Member’s pro rata share (based on the proceeds received thereby) of any breach of the Company’s representations and warranties).

Section 9.09 Liquidity Transaction Rights.

(a) Triggering Notice. At any time following the fifth anniversary of the Effective Date, the Legacy Member Representative shall have the right, upon delivering a notice in writing to the 3G Members and the Company (the “Liquidity Transaction Triggering Notice”), to request the Company to engage legal and financial advisors to act as the Company’s advisors with respect to, and with the assistance of such advisors, commence preparations for, and to effect a Liquidity Transaction, and to cause the sale in such Liquidity Transaction of all of the Units held by the Legacy Members (the “Subject Units”).

(b) Company Election. Upon receipt of the Liquidity Transaction Triggering Notice, the Company shall consider a Liquidity Transaction in a manner that the Board determines in good faith to be reasonable under the circumstances, which may include engaging a nationally recognized investment bank to assist with the Liquidity Transaction, accountants, attorneys, tax advisors, underwriters or other similar consultants. Within one hundred twenty days of receipt of the Liquidity Transaction Triggering Notice, the Company shall, after consultation with the Board, deliver to the Legacy Member

Representative and the 3G Members a notice in writing (the “Election Notice”), pursuant to which the Company shall elect one of the following alternatives:

(i) Purchase Option. The Company and any 3G Member may elect to purchase (or facilitate the purchase by a third party of) the Subject Units from the Legacy Members at a price equal to the Fair Market Value of the Subject Units (as calculated pursuant to Section 9.09(c)) (the “Purchase Option”).

(A) The closing of the purchase of the Subject Units shall take place on such date as determined by the mutual written consent of the Company, the purchaser thereof and the Legacy Member Representative, no later than sixty days (or such later date as may be necessary to satisfy any Applicable Law) after the determination of the Fair Market Value becomes final and binding upon the parties pursuant to Section 9.09(c); provided, that, if any Governmental Approvals are required in connection with such purchase, such sixty-day period shall be extended until the expiration of five Business Days following the date on which all Governmental Approvals are obtained and any applicable waiting periods under Applicable Law have expired or been terminated, but in no event will such period be extended for more than an additional ninety days.

(B) Subject to Section 9.08, each Legacy Member shall reasonably cooperate with the purchaser of the Subject Units and the Company in connection with the consummation of the Purchase Option, and shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary to enter into, consummate and make effective the sale and purchase of the Subject Units pursuant to the Purchase Option (including, as applicable, (I) voting its Units in favor of any merger, sale of assets or similar transaction requiring a vote of the Members or voting in the manner otherwise directed by the 3G Holdco as may be necessary to effect the Purchase Option, (II) waiving or otherwise not exercising any applicable appraisal or dissenter’s rights with respect to such transaction, and (III) taking all reasonable action (including with respect to voting its respective Units) to cause the Company to take all necessary steps to complete such transaction).

(ii) Liquidity Option. The Company may elect to pursue a Liquidity Transaction (the “Liquidity Option”).

(A) Liquidity Transaction Process. If so elected, the Company shall pursue the Liquidity Transaction as promptly as practicable and in a manner that the Board determines in good faith to be reasonable under the circumstances, which may include engaging additional advisors and providing reasonable assistance to any investment bank or advisors in connection therewith (including preparing, or assisting such investment bank with the preparation of, any marketing, financial or other materials deemed by such investment bank to be necessary or helpful in connection with the Liquidity Transaction). The process shall be conducted in accordance with such procedures and under the direction of the Board, and the Company and the Members each hereby agree that they will reasonably cooperate with the Board and its investment bank or other advisors in pursuing, evaluating, structuring, negotiating and consummating a Liquidity Transaction. For the avoidance of doubt, the Board shall have the sole responsibility of determining and implementing the strategy for pursuing the Liquidity Option (including with respect to the transaction process of a Liquidity Transaction and the transaction structure of, counterparty (if any) to and terms of a Liquidity Transaction).

(B) Failure. Notwithstanding the foregoing, if, on the date that is twelve months following the date of the Election Notice pursuant to which the Company elects a Liquidity Option, the Company has not entered into a definitive agreement with respect to, or consummated, a Liquidity Transaction, then the Legacy Member Representative shall have the right to deliver written notice to the 3G Members and the Company, requiring that the Company consummate (or cause to be consummated) the Purchase Option pursuant to and in accordance with Section 9.09(b)(i).

(iii) Deferral. The Company may elect to defer a request to initiate a Liquidity Transaction for up to nine months by delivery of written notice to the Legacy Member Representative no later than ninety days after delivery of the Liquidity Transaction Triggering Notice in accordance with Section 9.09(a), without prejudice to the right of the Legacy Member Representative to renew its request that the Company initiate a Liquidity Transaction after the end of each such period (the “Deferral Period”); provided, that the Board, in consultation with its internal or external advisors, determines in good faith that market conditions or other financial, tax, regulatory or business conditions are not favorable to pursue a Liquidity Transaction (the “Deferral”).

(A) Second Election. If so elected by the Company and if, at any time following the expiration of the Deferral Period, the Legacy Member Representative re-delivers the Liquidity Transaction Triggering Notice, the Company shall, within twenty Business Days of receipt of such notice, deliver an Election Notice to the Legacy Member Representative and the 3G Members electing either (I) the Liquidity Option or (II) the Purchase Option.

(1) If the Company elects the Liquidity Option, the Company shall pursue the Liquidity Option pursuant to and in accordance with Section 9.09(b)(ii).

(2) If the Company elects the Purchase Option, such purchase shall occur pursuant to and in accordance with Section 9.09(b)(i).

(c) Appraisal Procedure. Solely for the purposes of this Section 9.09, for the purpose of calculating Fair Market Value of such Subject Units, each of the Company and the Legacy Member Representative shall, within ninety days of the Company electing to pursue the Purchase Option pursuant to Section 9.09(b)(i) or Section 9.09(b)(iii), or becoming required to pursue the Purchase Option pursuant to Section 9.09(b)(ii), deliver to the other party and the 3G Holdco, on behalf of the 3G Members, a determination of the Fair Market Value of the Subject Units prepared by an investment bank or valuation firm of national reputation (an “Appraiser” and each such calculation, a “Proposed Fair Market Value”). If either the Company, on the one hand, or the Legacy Member Representative, on the other hand, fails to deliver such Proposed Fair Market Value within such ninety-day period, then the Proposed Fair Market Value that was delivered within such period shall be binding. If such two Proposed Fair Market Values are within 10% of each other, then the Fair Market Value of the Subject Units shall be the average of such two Proposed Fair Market Values. If such two Proposed Fair Market Values are not within 10% of each other, then within ten Business Days following delivery of the two proposed calculations, the two Appraisers shall jointly select, and the Company and the Legacy Member Representative shall within ten Business Days of such selection jointly engage, a third Appraiser. Such third Appraiser shall, within sixty days following its engagement, determine the Fair Market Value of the Subject Units. The Fair Market Value of the Subject Units, which shall be final and binding upon the parties, shall be: (i) in the event that the third Appraiser’s determination of Fair Market Value is within the range of the first two Appraisers’ Proposed Fair Market Values, the average of (A) such Fair Market Value of the Subject Units determined by the third Appraiser and (B) such of the two Proposed Fair Market Values prepared by the first two Appraisers that is closest to the Fair Market Value of the Subject Units determined by the third Appraiser and (ii) in the event that the third Appraiser’s determination of Fair Market Value is outside of the range of the first two Appraisers’ Proposed Fair Market Values, such of the two Proposed Fair Market Values prepared by the first two Appraisers that is closest to the Fair Market Value of the Subject Units determined by the third Appraiser. The Company and the Legacy Member Representative shall each have an opportunity to present in writing their respective analyses in respect of the Fair Market Value to the third Appraiser, and to receive all materials provided to the third Appraiser by the other party, and neither party shall engage in substantive ex parte communications with the third Appraiser, and shall cooperate with and timely respond to any reasonable requests for information from the Appraisers in connection with their appraisal. The third Appraiser shall be engaged on terms consistent with such Appraiser’s customary practices (to the extent not materially inconsistent with practices in its industry), and neither the Company nor the Legacy Member Representative shall unreasonably withhold, delay or condition such party’s consent to the terms of such engagement and each of the Company, on the one hand, and the Legacy Member Representative, on the other hand, shall act in good faith to cause the identification of the third Appraiser, and the engagement of the third Appraiser, to be completed in the time periods provided herein. The third Appraiser will be instructed only to determine Fair Market Value of the Subject Units in accordance with its judgment and the provisions of this Section 9.09(c) and the definition of “Fair Market Value” under this Agreement and not subject to any further conditions, required assumptions or other restrictions. The costs of the third Appraiser shall be borne equally by the Company and the Legacy Member Representative and, as between the third Appraiser on the one hand and the Company and the Legacy Member Representative, on the other hand, any indemnification obligations pursuant to the engagement of the third Appraiser shall be borne equally by the Company, on the one hand, and the Legacy Member Representative, on the other hand (it being understood that each may seek recourse against the other to the extent a liability resulted from the acts or omissions of one party or the other).

(d) The provisions of this Section 9.09 shall terminate upon the consummation of a Liquidity Transaction.

(e) Termination of Transfer Restrictions. For the avoidance of doubt, in the event the Company’s Equity Securities are listed on The New York Stock Exchange or the Nasdaq Stock Market, either of their respective successors, or any other national securities exchange, the terms of this Agreement related to governance and the rights and restrictions surrounding a Transfer of Units shall terminate without any further action by any party.

ARTICLE 10

COVENANTS

Section 10.01 Confidentiality.

(a) Each Member agrees that it shall hold strictly confidential and shall use, and that it shall cause any Person to whom Confidential Information is disclosed pursuant to clauses (i) through (vii) below to hold strictly confidential and to use, the Confidential Information only (x) in connection with its investment in (or, in the case of clause (vi), its potential investment in or acquisition of an interest in) the Company and not for any other purpose, or (y) in the case of any Legacy Member who is a director, officer, employee or consultant of the Company or its Subsidiaries, in the proper performance of such Person’s role; provided, that the Legacy Members and the Company (x) acknowledge that as part of the 3G Members’ business, the 3G Members or their respective Affiliates regularly analyze and invest in securities, instruments, businesses and assets of companies in similar businesses as the Company Business, and that the 3G Members’ investment in and involvement with the Company will inevitably enhance the 3G Members’ and their respective Affiliates’ institutional knowledge and understanding of the industry in which the Company Group is active in a way that cannot be separated from the 3G Members’ and their respective Affiliates’ other institutional knowledge, and (y) agree that, without otherwise limiting the 3G Members’ obligations under this Section 10.01 or Section 10.03, nothing shall restrict (or render “unauthorized”) the 3G Members’ or their respective Affiliates’ use of such overall institutional knowledge and understanding of the industry in which the Company Group is active for the 3G Members’ or their respective Affiliates’ own internal and ordinary course of business purposes, including without limitation, the 3G Members’ or their respective Affiliates’ actual, pending, prospective or future purchases, sales, investments, divestments (or consideration of any of the foregoing). Each Member agrees that it shall be responsible for any breach of the provisions of this Section 10.01 by any of its Representatives or potential Transferees to whom it discloses Confidential Information. Each Member further acknowledges and agrees that it shall not disclose any Confidential Information to any Person, except that Confidential Information may be disclosed:

(i) to such Member’s Representatives in the normal course of the performance of their duties or to any financial institution providing credit to such Member;

(ii) to the extent required by Applicable Law (including complying with any oral or written questions, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process to which a Member is subject; provided, that, unless otherwise prohibited by Applicable Law, such Member agrees to give the Company prompt notice of such request(s), to the extent practicable, so that the Company may seek an appropriate protective order or similar relief (and the Member shall cooperate with such efforts by the Company, and shall, in any event, make only the minimum disclosure required by such Applicable Law));

(iii) to any regulatory authority or rating agency to which such Member or any of its Affiliates is subject or with which it has regular dealings, as long as such authority or agency is advised of the confidential nature of such information and such Member uses reasonable best efforts to seek confidential treatment of such information to the extent available;

(iv) to the extent required by applicable rules and regulations of any Governmental Authority with responsibility for regulating securities or by applicable stock exchange rules;

(v) if the prior written consent of the Board shall have been obtained;

(vi) in the case of a 3G Member, to the direct and indirect equity holders and prospective direct or indirect investors of such 3G Member or its Affiliates, its Affiliates and their respective affiliated investment funds who are under duties or obligations of confidentiality;

(vii) in the case of any Legacy Member who is a director, officer, employee or consultant of the Company or its Subsidiaries, in the proper performance of such Person’s role; or

(viii) to such Member’s wholly owned Subsidiaries.

(b) Nothing contained herein shall prevent the use (subject, to the extent possible, to a protective order) of Confidential Information in connection with the assertion or defense of any bona fide claim by or against the Company or any Member.

Section 10.02 Corporate Opportunities. Notwithstanding any duty otherwise existing at law or in equity, to the fullest extent permitted by Applicable Law, and subject only to the provisions of Section 10.03, the Members expressly acknowledge and agree that:

(a) Each Member and its respective Affiliates, including any Directors and Officers of the Company affiliated with or designated by such Member (collectively, “Covered Persons”), may presently and have the right to (now, in the past and from time to time in the future), and shall have no duty (fiduciary, contractual or otherwise) not to, directly or indirectly engage or invest in the same or similar business activities or lines of business as the Company, on its own account, or in partnership with, or as an employee, officer, director, manager, shareholder or member of any other Person, including those lines of business deemed to be competing with the Company;

(b) in connection with making investment decisions, to the fullest extent permitted by Applicable Law, no Covered Person shall have any obligation of confidentiality or other duty to the Company, any Subsidiary thereof or any Member to refrain from using any information, including market trend and market data, which comes into such Covered Person’s possession, whether as a Director, Officer, Member or otherwise (the “Information Waiver”); provided, that the Information Waiver shall not apply, and therefore such Covered Person shall be subject to such obligations and duties as would otherwise apply to such Covered Person under Applicable Law, if the information at issue (i) constitutes material non-public information concerning the Company, or (ii) is covered by a contractual obligation of confidentiality to which the Company is subject. Notwithstanding anything in this Section 10.02(b) to the contrary, nothing herein shall be construed as a waiver of any Covered Person’s obligation of confidentiality with respect to the disclosure of confidential information of the Company;

(c) none of the Company or any other Member shall have any rights in and to the business ventures of any Covered Persons, or the income or profits derived therefrom by virtue of such agreement, and the involvement by any Covered Persons in such business ventures shall not constitute a conflict of interest or breach of fiduciary or other duty by such Covered Persons with respect to the Company, its Members or any of its Subsidiaries;

(d) each Covered Person may do business with any potential or actual customer or supplier of the Company or may employ or otherwise engage any officer or employee of the Company;

(e) in the event that any Covered Person acquires knowledge of a potential transaction or matter that may be an opportunity for the Company or any other Member, such Covered Person shall have no fiduciary duty or other duty or obligation (contractual or otherwise) to communicate or present such opportunity to the Company or any other Member and, notwithstanding any provision of this Agreement to the contrary, shall not be liable to the Company or any other Member (and their respective Affiliates) for breach of any fiduciary duty or other duty (contractual or otherwise) by reason of the fact that such Covered Person directly or indirectly pursues or acquires such opportunity for itself, directs such opportunity to another Person, or does not present such opportunity to the Company or any other Member; and

(f) to the maximum extent permitted by Applicable Law, (i) the Company and each Member and Director renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its Officers, Directors or Members or their respective Affiliates, other than those Officers, Directors or Members who are employees of the Company and/or its Subsidiaries; and (ii) the Company and each Officer, Member and Director irrevocably waives any claim related to the matters addressed in the foregoing clause (i).

Section 10.03 Non-Competition.

(a) Each Specified Legacy Member agrees that so long as it remains a Member of the Company and for eighteen months thereafter, neither such Specified Legacy Member nor any controlled Affiliate of such Specified Legacy Member shall engage, directly or indirectly, either for itself or through or in partnership or conjunction with any other Person, as a stockholder, investor, manager, operator, member, partner, employee, consultant, agent, by contract, or otherwise in any Company Business anywhere in the world. Each Specified Legacy Member shall be responsible for any breach of this Section 10.03 by any controlled Affiliate of such Specified Legacy Member. For the avoidance of doubt, subject to the other terms and conditions of this Agreement, any Specified Legacy Member or its Affiliates may provide products or services to the Company or any of its Subsidiaries.

(b) Notwithstanding anything to the contrary in Section 10.03(a), nothing in this Agreement shall preclude, prohibit or restrict any Specified Legacy Member or any Affiliate of any Specified Legacy Member from:

(i) making or holding any passive investment in an unaffiliated third party that engages in a Company Business so long as (A) such Specified Legacy Member and its Affiliates collectively hold not more than 5% of the outstanding voting securities or similar voting equity interests of such Person, (B) if such passive investment is purchased after the date of the Merger Agreement, the purchase price paid by such Specified Legacy Member and its Affiliates collectively, is less than $50 million in the aggregate, and (C) such Specified Legacy Member and its Affiliates do not possess the right (through ownership of securities, contract or otherwise) to serve on or designate a member of, the board of directors (or similar governing body) of such Person, and do not exercise any managerial influence over or have any active role in the management or operations of such Person;

(ii) making or holding a passive equity interest in any private debt or equity investment fund so long as such Specified Legacy Member and its Affiliates do not have the ability to control or exercise any managerial influence over such fund; or

(iii) providing services to any Person so long as such Specified Legacy Member and its Affiliates do not have a position with or provide services to any division or line of business of such Person that is engaged in a Company Business; provided, that such division or line of business generated less than fifteen percent of such Person’s consolidated annual revenues in the last completed fiscal year of such Person; provided, further, that this Section 10.03(b)(iii) shall not apply to RG.

(c) With respect to any business unit or controlled Affiliate of a Legacy Member, Section 10.03(a) shall cease to be applicable to any such Person at such time as it is no longer a part or controlled Affiliate of such Legacy Member, and shall not apply to any Person that purchases assets, operations or a business from such Legacy Member if such Person is not a business unit or entity of such Legacy Member after such transaction is consummated.

(d) Each Specified Legacy Member acknowledges that the covenants described under Section 10.03(a) are reasonable and necessary to protect the legitimate interests of each Member and constitute a material inducement to each Member to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in Section 10.03(a) should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by Applicable Law.

Section 10.04 Non-Solicit / No Hire. Each Specified Legacy Member agrees that so long as it remains a Member of the Company and for eighteen months thereafter, neither such Specified Legacy Member nor any Affiliate of such Specified Legacy Member shall, to the extent permitted by law, solicit, hire or engage in any way any natural person who is, or shall have been at the Effective Date, or within the twelve months prior to, such Specified Legacy Member no longer being a Member of the Company, employed in a senior managerial position or position of senior design or technical expertise in a member of the Company Group; provided, that the placing of general advertisements for employees in newspapers, periodicals or other media of general circulation (including through a recruiting firm) not specifically directed at the employees of the Company Group, or hiring any person who responds to any such general advertisements, in each case, shall not be deemed a violation of the non-solicitation provisions of this Section 10.04.

Section 10.05 Non-Disparagement. Each Member agrees that so long as it or any of its Permitted Transferees remains a Member of the Company and for twenty-four months thereafter, neither such Member nor any Affiliate of such Member shall, make or cause to be made, any remark, comment, writing, statement or announcement (including through any press, media, analysts or other persons) that constitutes an expression of negative opinion, ad hominem attack on, or otherwise disparages, defames, slanders, denigrates, criticizes or impugns or is reasonably likely to damage the reputation of the Company, its Members or any of their respective Affiliates or Subsidiaries (and shall include, with respect to the 3G Members, any of their respective related entities, clients, investors, principals, employees, partners, vendors, contractors, consultants, or agents). Nothing contained herein shall apply to statements made in good faith in connection with the assertion or defence of any bona fide claim by or against the Company or any Member. For the avoidance of doubt, the terms of this Section 10.05 shall not apply to any direct or indirect portfolio companies (whether or not majority owned) of investment funds managed by the 3G Members or their respective or any fund advised by the 3G Members or their respective Affiliates for so not as the 3G Members and their respective Affiliates do not directly or indirectly encourage such portfolio companies to take actions that would reasonably be expected to be prohibited by this Section 10.05.

ARTICLE 11

REPORTING

Section 11.01 Financial Information. The Company shall provide to the 3G Members and the Legacy Member Representative, for so long as the 3G Members and any Legacy Member, respectively, own(s) any Company Securities, in each case, concurrent access to any information made available by the Company Group to holders of its debt securities, including:

(a) the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of such quarter and the related unaudited statement of operations and cash flow for such quarter and for the portion of the Fiscal Year then ended, in each case, prepared in accordance with GAAP (subject to normal year-end adjustments and the absence of footnotes); and

(b) the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of such Fiscal Year and the related audited statements of operations and cash flow for such Fiscal Year, in each case, prepared in accordance with GAAP.

Section 11.02 Liability. No party shall have any liability to any other party in the event that any information exchanged or provided pursuant to this Agreement which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the party providing such information.

Section 11.03 Waiver. Each of the Legacy Members hereby acknowledges and agrees that (a) other than the information rights granted to the Legacy Member Representative pursuant to Section 11.01, no Legacy Member, in their capacity as such, shall be entitled to any information rights, and each Legacy Member, in their capacity as such, hereby waives any other information rights that may be contemplated by Applicable Law, and (b) at such time as the Legacy Members do not own any Company Securities, the Legacy Member Representative shall no longer be entitled to any information rights pursuant to Section 11.01.

ARTICLE 12

DISSOLUTION, LIQUIDATION AND TERMINATION

Section 12.01 No Dissolution. The Company shall not be dissolved by the withdrawal of any Member (subject to Section 12.02(a)(ii)) or the admission of Additional Members in accordance with the terms of this Agreement.

Section 12.02 Events Causing Dissolution. (a) The Company shall be dissolved and its affairs shall be wound up solely upon the first to occur of the following events:

(i) the unanimous determination of the Members to dissolve the Company and terminate the Agreement;

(ii) the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act; or

(iii) at any time when there are no Members, unless the Company is continued in accordance with the Act.

(b) A termination of this Agreement will not affect any obligations or rights of any of the Members that have accrued prior to termination.

(c) The obligations under Section 10.01, Article 12 and Article 13 continue in force after termination of this Agreement, as provided in the sections cited in this Section 12.02(c).

Section 12.03 Bankruptcy of a Member. The bankruptcy (within the meaning of Sections 18-101 and 18-304 of the Act) of a Member shall not cause such Member to cease to be a Member, and upon the occurrence of such event, the Company shall continue without dissolution. The receivership or dissolution of a Member will not in and of itself cause the dissolution of the Company, and upon the occurrence of such event, the Company shall continue without dissolution.

Section 12.04 Winding Up.

(a) In the event of the dissolution of the Company pursuant to Section 12.02(a), the Company’s affairs shall be wound up by the Board or a liquidating trustee of the Company selected by the Board (in such capacity, the “Liquidating Agent”), which Liquidating Agent, if not the Board, shall be an individual who is knowledgeable about the Company’s business and operations (to the extent possible) and has substantial experience in the purchase and sale of businesses.

(b) Upon dissolution of the Company and until the filing of a certificate of cancellation as provided in Section 18-203 of the Act, the Liquidating Agent may, in the name of, and for and on behalf of, the Company, prosecute and defend lawsuits, whether civil, criminal or administrative, settle and close the Company’s business, dispose of and convey the Company’s property or sell the Company (and its Subsidiaries) as a going concern, discharge or make reasonable provision for the Company’s liabilities, and distribute to the Members in accordance with Section 12.05 any remaining assets of the Company, in each case, without affecting the liability of Members and without imposing any liability on any Liquidating Agent.

(c) Except as otherwise provided in this Agreement, the Members shall continue to share distributions and allocations during the period of liquidation in the same manner as before the dissolution.

(d) A reasonable time period shall be allowed for the orderly winding up and liquidation of the assets of the Company in accordance with this Section 12.04 and the discharge of liabilities to creditors so as to enable the Liquidating Agent to seek to minimize potential losses upon such liquidation. The provisions of this Agreement shall remain in full force and effect during the period of winding up and until the filing of a certificate of cancellation of the Company with the Secretary of State of the State of Delaware.

(e) Upon the completion of the winding up of the Company, the Liquidating Agent or other duly designated representative shall file a certificate of cancellation of the Company with the Secretary of State of the State of Delaware as provided in Section 18-203 of the Act.

Section 12.05 Distribution of Assets.

(a) As soon as practicable upon dissolution of the Company, the assets of the Company (or liquidation proceeds) shall be distributed in the following manner and order of priority (and ratably within each level of priority):

(i) first, to creditors of the Company, including Members who are creditors, to the extent otherwise permitted by Applicable Law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision has been made and distributions to Members under Article 8; and

(ii) second, to the Members in accordance with Article 8.

(b) The Liquidating Agent shall have the power to establish any reserves that, in accordance with sound business judgment, it deems reasonably necessary to pay all claims and obligations, including all contingent, conditional or unmatured claims and obligations, which reserves may be paid over to an escrow agent selected by the Liquidating Agent to be held by such agent for the purpose of paying out such reserves in payment of the aforementioned contingencies and upon the expiration of such period as the Liquidating Agent may deem advisable, making a distribution of the balance thereof to the Members in the manner provided in this Section 12.05.

Section 12.06 Distributions in Cash or in Kind. Upon the dissolution of the Company, the Liquidating Agent shall use reasonable best efforts to liquidate all of the Company assets in an orderly manner and apply the proceeds of such liquidation as set forth in Section 12.05; provided, that, if, in the good faith judgment of the Liquidating Agent, a Company asset should not be liquidated, the Liquidating Agent shall distribute such asset, on the basis of its fair market value (determined in good faith by the Liquidating Agent), in accordance with Section 12.05, subject to the priorities set forth in Section 12.05, and provided, further, that the Liquidating Agent shall in good faith attempt to liquidate sufficient assets of the Company to satisfy in cash (or make reasonable provision for) the debts and liabilities referred to in Section 12.05(a).

Section 12.07 Claims of the Members. The Members shall look solely to the Company’s assets for the return of their Initial Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members and former Members shall have no recourse against the Company, any Director, any other Member or any Affiliates of any Member. No Member shall have any obligation to make any Capital Contribution with respect to such insufficiency, and such insufficiency shall not be considered a debt owed to the Company or to any other Person.

ARTICLE 13

MISCELLANEOUS

Section 13.01 Further Assurances. Each Member shall, upon the request from time to time of the Company or the other Members and without further consideration, do, execute and perform all such other acts, deeds and documents as may be reasonably requested by the Company or the other Members to carry out fully the purposes and intent of this Agreement.

Section 13.02 Expenses. The 3G Members may charge any out-of-pocket expenses (including the fees and expenses of any attorneys, accountants, investment bankers, financial advisers, brokers, finders or other intermediaries) incurred by it or any of its Affiliates in connection with the transactions contemplated by this Agreement, the Merger Agreement and the Support Agreement to the Company Group.

Section 13.03 Disclaimer of Agency. Except for provisions herein expressly authorizing one party hereto to act for another, this Agreement shall not constitute any party hereto as a legal representative or agent of any other party hereto, nor shall a party hereto have the right or authority to assume, create or incur any liability or any obligation of any kind, expressed or implied, against or in the name or on behalf of any other party hereto or any of its Affiliates unless otherwise expressly permitted by such party hereto.

Section 13.04 Amendment or Modification. This Agreement may be amended or modified with the majority approval of the Board; provided, that no such amendment or modification (including by or pursuant to any merger, combination or similar transaction) shall be effective if such amendment or modification would (a) adversely and disproportionately affect the Legacy Members as compared to the 3G Members, (b) adversely impact any rights or obligations of the Legacy Members hereunder (in each case, including, without limitation, any amendments or modifications to Section 4.07, Section 4.08, Section 5.01, Section 5.02, Section 9.06, Section 9.07, Section 9.08, Section 9.09, Article 10, Section 11.01 and this Section 13.04), or (c) adversely affect the rights of the Legacy Member Representative in their capacity as a Director, in each case of the foregoing clauses (a) and (b), unless the Legacy Member Representative has voted in favor thereof or consented thereto.

Section 13.05 Waiver; Cumulative Remedies. Except as otherwise specifically provided herein, any party hereto may waive any right of such party under this Agreement by an instrument signed in writing by such party. Except as specifically provided herein, the failure or delay of any Member to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any Member thereafter to enforce each and every such provision. No waiver of any breach of or non-compliance with this Agreement shall be held to be a waiver of any other or subsequent breach or non-compliance. Except as specifically provided herein, all remedies, either under this Agreement or by Applicable Law or otherwise afforded, will be cumulative and not alternative.

Section 13.06 Entire Agreement. This Agreement (including the schedules and exhibits hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and thereof and supersede and cancel all prior agreements, understandings, representations and warranties, both oral and written, between the parties hereto with respect thereto, and there are no agreements, undertakings, representations or warranties of any of the parties hereto with respect to the transactions contemplated hereby and thereby other than those set forth herein or therein or made hereunder or thereunder.

Section 13.07 Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer, nor shall anything herein confer, on any Person other than the Company and the parties hereto, and their respective successors or permitted assigns, any rights, remedies, obligations or liabilities, except that any Person who is entitled to exculpation, indemnification or advancement pursuant to Article 6 of this Agreement and is not party to this Agreement shall be a third-party beneficiary of this Agreement to the extent required for purposes of such Article 6. The rights of the parties to terminate or vary this Agreement shall not be subject to the consent of any other Person.

Section 13.08 Non-Assignability; Binding Effect. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, that neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable other than in connection with a Transfer permitted pursuant to Article 9. Prior to any such Transfer (and related assignment) contemplated in this Section 13.08, the applicable transferee must certify in writing to each non-Transferring Member and the Company that, immediately after giving effect to such Transfer, such transferee and its Affiliates would be in compliance with Section 10.03 and expressly covenant with the each non-Transferring Member and the Company that such transferee and its Affiliates will comply with Section 10.03.

Section 13.09 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is declared or held illegal or invalid, in whole or in part, for any reason whatsoever, such illegality or invalidity shall not affect the validity or enforceability of the remainder of the Agreement, and such provision shall be deemed amended or modified to the extent, but only to the extent, necessary to cure such illegality or invalidity. Upon such determination of illegality or invalidity, the parties hereto shall negotiate in good faith to amend this Agreement to effect the original intent of the parties. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other competent jurisdiction.

Section 13.10 Injunctive Relief. The parties hereto hereby acknowledge and agree that a violation of any of the terms of this Agreement will cause the other parties and the Company irreparable injury for which an adequate remedy at law is not available. Accordingly, the parties hereto expressly agree that in addition to any other remedy that each of the parties and the Company may be entitled to in law or in equity, each of the parties hereto and the Company shall, except as specifically provided otherwise in this Agreement, be entitled to seek specific performance of the terms of this Agreement and any injunction, restraining order or other equitable relief that may be necessary to prevent any breach(es) thereof. Furthermore, the parties expressly agree that if any of the parties hereto, or the Company, institutes any action or proceeding to enforce the provisions hereof, any other party against whom such action or proceeding is brought shall be deemed to have expressly, knowingly, and voluntarily waived the claim or defense that an adequate remedy exists at law. Each party hereby waives any requirement of any posting of bond.

Section 13.11 Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware. Any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction.

Section 13.12 Consent to Jurisdiction. Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 13.15 or in such other manner as may be permitted by Applicable Law, and nothing in this Section 13.12 will affect the right of any party to serve legal process in any other manner permitted by Applicable Law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the Members and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

Section 13.13 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE COMPANY. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.13.

Section 13.14 Non-Recourse. Notwithstanding anything to the contrary in this Agreement, this Agreement may only be enforced against, and any action, dispute, claim, suit or other proceeding for breach of this Agreement may only be made against, the Persons that are expressly identified herein as parties and, to the extent not expressly identified herein, none of the former, current and future Affiliates, directors, officers, managers, employees, advisors, representatives, shareholders, members, managers, partners, successors and assigns of the 3G Members or any Affiliate thereof, or any former, current and future Affiliate, director, officer, manager, employee, advisor, representative, shareholder, member, manager, partners, successor and assign of any of the foregoing (collectively, to the extent not expressly identified herein, “3G Related Parties”), shall have any liability for any liabilities or obligations of the parties hereto for any action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith, the Company or any other Member or their respective Affiliates shall have no rights of recovery in respect hereof against any 3G Related Parties or and no personal liability shall attach to any 3G Related Party through any Member, otherwise, whether by or through attempted piercing of the corporate veil, by or through an action, dispute, claim, suit or other proceeding (whether in tort, contract or otherwise) by or on behalf of any Member, against any of the 3G Related Parties, by the enforcement of any judgment, fine or penalty or by virtue of any statute, regulation or other Applicable Law, or otherwise.

Section 13.15 Notices.

(a) All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

if to the 3G Members to:

3G Fund VI, L.P.

c/o 3G Capital Inc.

600 Third Avenue, 37th Floor

New York, NY 10016

Attention:  Asna Afzal

Email:    [***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Email:  sbarshay@paulweiss.com

lturano@paulweiss.com

dobadina@paulweiss.com

Attention: Scott A. Barshay

Laura C. Turano

Dotun O. Obadina

If to the Legacy Member Representative:

[•]

[•]

[•]

Attention: [•]

E-mail:  [•]

with a copy (which shall not constitute notice) to:

[•]

[•]

[•]

Attention: [•]

Email:   [•]

If to any other Member: to such addresses reflected in the books and records of the Company.

(b) Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party may provide notice to the other parties of a change in its address or email address through a notice given in accordance with this Section 13.15, except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 13.15 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (i) specified in such notice; or (ii) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 13.15.

Section 13.16 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company:

BEACH ACQUISITION CO PARENT, LLC

By:
Name:
Title:

[Signature Page to LLC Agreement]

3G Member:

3G FUND VI, L.P.

By:	3G Fund VI Partners, L.P., its general partner

By:	3G Fund 6 Partners UGP LLC, its general partner

By:
Name:
Title:

[Signature Page to LLC Agreement]

Legacy Members:

[LEGACY MEMBER]

By:
Name:
Title:

[LEGACY MEMBER]

By:
Name:
Title:

[LEGACY MEMBER]

By:
Name:
Title:

[Signature Page to LLC Agreement]

Legacy Member Representative:

(solely for the purposes of Section 4.08, Section 5.01, Section 5.02, Section 9.09, Section 11.01 and Article 13):

[•]

[Signature Page to LLC Agreement]

EXHIBIT A

MEMBER INFORMATION

[Intentionally Omitted]

Exhibit 10.2

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS EITHER (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL, OR DISCLOSURE OF SUCH INFORMATION WOULD CONSTITUTE A CLEARLY UNWARRANTED INVASION OF PERSONAL PRIVACY. REDACTED INFORMATION IS MARKED WITH A [***]. CERTAIN SCHEDULES OR SIMILAR ATTACHMENTS HAVE BEEN OMITTED FROM THIS EXHIBIT IN ACCORDANCE WITH ITEM 601(a)(5) of REGULATION S-K.

Execution Version

SUPPORT AGREEMENT

This Support Agreement (“Agreement”), dated as of May 4, 2025, is by and among Skechers U.S.A., Inc., a Delaware corporation (the “Company”) and the persons listed on the attached Schedule A who are signatories to this Agreement (each, a “Stockholder” and collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, the Company, Beach Acquisition Co Parent, LLC, a Delaware limited liability company (“Parent”) and Beach Acquisition Merger Sub, Inc., a Delaware corporation and a Subsidiary of Parent (“Merger Sub”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, as of the date of this Agreement, each Stockholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Company Common Stock set forth next to such Stockholder’s name on Schedule A hereto, being all of the shares of the Company Common Stock owned of record or beneficially by such Stockholder as of the date of this Agreement (collectively with respect to each Stockholder, the “Owned Shares” and, together with any additional shares or other voting securities of the Company of which such Stockholder acquires record or beneficial ownership after the date of this Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, consolidation, reclassification, exchange or change of such shares, or other similar transaction, or upon exercise or conversion of any securities (including any Company RSUs, Company RSAs, Company PSAs or any other equity awards issued pursuant to the Company Equity Plans), such Stockholder’s “Covered Shares”; provided that, in the case of each Stockholder other than Robert Greenberg, Greenberg Family Trust and Skechers Voting Trust, “Covered Shares” shall, for the purposes of Sections 2, 3, 4 and 9 hereof, exclude any shares of Company Class B Common Stock which are Owned Shares or any additional shares of Class B Common Stock which such Stockholder acquires after record or beneficial ownership of after the date of this Agreement (other than, for the avoidance of doubt, shares acquired from Robert Greenberg, the Greenberg Family Trust or the Skechers Voting Trust, which shares shall be subject to all of the sections of this Agreement, including such sections);

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, the Company and the Stockholders are entering into this Agreement; and

WHEREAS, the Stockholders acknowledge that the Company is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Certain Definitions. All capitalized terms that are used but not defined herein have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms have the following respective meanings:

(a) “Constructive Disposition” means, with respect to a security, a short sale with respect to such security, entering into or acquiring a derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative, swap, “put-call,” margin, securities lending or other transaction that has or reasonably would be expected to have the effect of changing, limiting, arbitraging or reallocating the economic benefits and risks of ownership of such security.

(b) “Permitted Transferee” means, (i) all holders of the Company’s Series B Common Stock outstanding immediately prior to the Company’s initial public offering of any class of its capital stock, (ii) any person that is an Affiliate (as defined in the Charter), spouse or descendant of any such holder, their estates or trusts for their benefit; provided, that (w) the Company is an Affiliate (as defined in the Charter) of such Permitted Transferee, (x) such Transfer is in accordance with applicable law, (y) such Stockholder is, and at all times has been, in compliance with this Agreement in all material respects, and (z) such Permitted Transferee, in connection with, and prior to, such Transfer, executes a joinder to this Agreement, in form and substance reasonably acceptable to the Company, to become a party to this Agreement and be subject to the restrictions and obligations applicable to such Stockholder and otherwise become a party for all purposes of this Agreement; provided, further, that, notwithstanding the foregoing, no such Transfer shall relieve the transferring Stockholder from its obligations under this Agreement with respect to any Covered Shares that continue to be beneficially owned by such Stockholder.

(c) “Termination Date” means the earlier to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the date on which any amendment to the Merger Agreement is effected, or any waiver of the Company’s rights under the Merger Agreement is granted, in each case, without the Stockholders’ prior written consent, that (A) diminishes the Merger Consideration to be received by the stockholders of the Company, (B) extends the Termination Date (as defined in the Merger Agreement) or (C) imposes any additional conditions that would reasonably be expected to prevent or impede the consummation of the Merger.

(d) A person shall be deemed to have effected a “Transfer” of a security if such person, whether voluntarily or involuntarily, directly or indirectly (i) offers, sells, pledges, encumbers, hypothecates, leases, assigns, gifts, grants an option with respect to, transfers, exchanges, tenders or disposes (by merger, by testamentary disposition, by operation of law or otherwise, including by way of Constructive Disposition) of such security or any interest in such security, (ii) creates or permits to exist any pledge, lien, charge, mortgage, encumbrance, hypothecation or security interest of any kind or nature whatsoever on such security, (iii) deposits such security into a voting trust or enters into a voting agreement or arrangement or grants any proxy, power of attorney or other authorization with respect thereto that is inconsistent with this Agreement, or (iv) agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) through (iii).

2. Transfer Restrictions. Other than to a Permitted Transferee, from the date of this Agreement until the Termination Date, each Stockholder agrees not to Transfer (or cause or permit the Transfer of) any of the Covered Shares, or enter into any agreement relating thereto, except with Parent’s prior written consent. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2 shall be null and void and of no effect whatsoever. In addition, from the date of this Agreement until the Termination Date, the Stockholder shall not convert any of the Covered Shares that are Class B common stock of the Company into shares of Class A common stock of the Company.

3. Agreement to Vote.

(a) From the date of this Agreement until the Termination Date, at every meeting of the stockholders of the Company (and at every adjournment or postponement thereof) to vote on any matter contemplated by this Agreement or the Merger Agreement, each Stockholder shall unconditionally and irrevocably vote, and shall cause or direct to be unconditionally and irrevocably voted, all of its Covered Shares against (A) any action or agreement that would be reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement, including the Merger and (B) any Acquisition Proposal or approval of any other proposal, transaction, agreement or action, made in opposition to or in competition with, or that would reasonably be expected to prevent, materially delay or impede the consummation of, the Merger Agreement, the Merger or any other transactions contemplated thereby.

(b) From the date of this Agreement until the Termination Date, if requested by Parent, each Stockholder shall execute and deliver to Parent a written consent with respect to the Covered Shares against the approval of any matter referenced in Section 3(a).

(c) Each Stockholder shall appear, in person or by proxy, at each meeting of the stockholders of the Company or adjournment or postponement thereof (or otherwise cause its Covered Shares to be counted as present thereat) for purposes of calculating a quorum and to vote on any matter contemplated by this Agreement. Each Stockholder shall vote all of its Covered Shares in accordance with this Section 3.

(d) Nothing in this Agreement, including this Section 3, shall limit or restrict any Stockholder, Affiliate or designee of any Stockholder who serves as a member of the Company Board in acting in his or her capacity as a director of the Company and exercising his or her fiduciary duties and responsibilities, it being understood that this Agreement applies to each Stockholder solely in its capacity as a stockholder of the Company and does not apply to, and shall not limit or affect in any manner, any such Stockholder, Affiliate or designee’s actions, judgments or decisions as a director of the Company.

4. Agreement to Elect Mixed Election Consideration. Promptly and in any event prior to the Election Deadline, each Stockholder, in respect of all of its Covered Shares, shall unconditionally, irrevocably and duly elect to receive the Mixed Election Consideration in the Merger pursuant to, and in accordance with, the terms and conditions of the Merger Agreement.

5. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Company as follows:

(a) Power; Organization; Binding Agreement; Company Board Approval. Such Stockholder has full power and authority (in the case of each Stockholder that is not a natural person) or capacity (in the case of each Stockholder that is a natural person) to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. With respect to each Stockholder that is not a natural person, (i) the execution, delivery and performance by such Stockholder of this Agreement, and the consummation by such Stockholder of the transactions contemplated hereby, have been duly authorized by all necessary corporate, limited liability company, limited liability partnership or similar equivalent action on the part of such Stockholder and (ii) such Stockholder is duly organized, validly existing and in good standing under the applicable law of its jurisdiction of formation. This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by the Company, this Agreement is enforceable against such Stockholder in accordance with its terms, except that such enforceability may be limited by Enforceability Limitations. The execution and delivery of this Agreement by such Stockholder, and the consummation of the transactions contemplated hereby, has been approved by the Company Board, including for purposes of Section 203 of the DGCL.

(b) No Conflicts. None of the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby will (i) require any consent or approval under, or result in a violation or breach of, any Contract to which such Stockholder is a party or by which such Stockholder may be bound, including any voting agreement or voting trust, (ii) result in the creation of any pledge, lien, charge, mortgage, encumbrance or security interest of any kind or nature whatsoever upon any of the Covered Shares of such Stockholder, (iii) violate any applicable law or order or (iv) with respect to each Stockholder that is not a natural person, violate the organizational documents of such Stockholder, in each case, other than consents or authorizations that have been duly obtained prior to the execution and delivery of this Agreement.

(c) Ownership of Covered Shares. Such Stockholder is the record or beneficial owner of such Stockholder’s Covered Shares. All such Stockholder’s Covered Shares are free and clear of any pledges, liens, charges, mortgages, encumbrances or security interests of any kind or nature whatsoever and no person has a right to acquire any of such securities. As of the date of this Agreement, other than the Owned Shares, such Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

(d) Voting Power. Such Stockholder has the requisite voting power, power of disposition, power to issue instructions with respect to the matters set forth herein, and power to agree to all of the matters set forth in this Agreement necessary to take all actions required under this Agreement, in each case with respect to all of the securities subject to this Agreement owned by such Stockholder, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and those arising under the terms of this Agreement.

(e) Reliance by the Company. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance on such Stockholder’s execution and delivery of this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority, except in each case for filings with the SEC or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, prevent or delay the performance by such Stockholder of any of its obligations hereunder.

(g) No Inconsistent Agreements. Except as contemplated by this Agreement, such Stockholder (i) has not entered into any voting agreement or voting trust with respect to any of its Covered Shares and (ii) has not granted a proxy or power of attorney or entered into any other arrangement with respect to any of its Covered Shares, in each case, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

(h) Absence of Litigation. As of the date hereof, there is no action, suit, investigation or proceeding pending against or, to the knowledge of the applicable Stockholder, threatened against or otherwise affecting, such Stockholder or any of its or his or her properties or assets (including the Covered Shares) that would reasonably be expected to impair the ability of such Stockholder to perform its or his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

6. Certain Restrictions.

(a) From the date of this Agreement until the Termination Date, each Stockholder hereby agrees that such Stockholder will not, will cause its Subsidiaries (if any) and its and their respective directors, officers and employees not to, and will not instruct, authorize or knowingly permit any of its other Representatives to, directly or indirectly, take any action that the Company would then be prohibited from taking under Section 5.3 (No Solicitation or Negotiation) of the Merger Agreement; provided that each Stockholder shall be entitled to take any action that the Company (i) is permitted to take or (ii) would be permitted to take, in each case, in accordance with Section 5.3 of the Merger Agreement; provided, that the foregoing shall not serve to limit or restrict any actions taken by the Stockholder in any capacity other than as stockholder of the Company.

(b) From the date of this Agreement until the Termination Date, each Stockholder will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, offers or proposals that constitute an Acquisition Proposal are received by such Stockholder or any of its Representatives or any non-public information is requested from, or any discussions or negotiations are sought to be initiated or continued with, such Stockholder or any of its Representatives with respect to an Acquisition Proposal. Such notice must include (i) the identity of the Person or “group” of Persons making such offers or proposals (unless, in each case, such disclosure is prohibited pursuant to the terms of any confidentiality agreement with such Person or “group” of Persons that is in effect on the date of the Merger Agreement); and (ii) a summary of the material terms and conditions of such offers or proposals. Thereafter, the Stockholder must keep Parent reasonably informed, on a prompt basis (and, in any event, within 24 hours) of any modification of the terms of any inquiry, offer or proposal (including any amendments thereto) and any changes and developments in the status of any discussions or negotiations. No Stockholder shall, directly or indirectly, take any action that would make any of its representations or warranties contained herein untrue or incorrect in any respect.

(c) Prior to the Termination Date, in the event that any Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares or other voting interests with respect to the Company, such shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, the number of shares held by such Stockholders shall be deemed amended accordingly, and such shares or voting interests shall automatically become subject to the terms of this Agreement.

(d) Prior to the Termination Date, no Stockholder shall enter into any voting agreement or voting trust with respect to any of its Covered Shares or grant a proxy or power of attorney with respect to any of its Covered Shares, in either case, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

(e) Each Stockholder hereby agrees not to commence or participate in, and to take all actions reasonably necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, the Merger Sub or any of their respective successors (i) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (ii) alleging a breach of any duty of the Company Board in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby.

(f) On Parent’s request, each Stockholder agrees to deliver a letter to each financial intermediary or other person through which such Stockholder holds Covered Shares that informs such person of the Stockholder’s obligations under this Agreement and that directs such person to not act in disregard of such obligations without the prior written consent of Parent.

(g) Each Stockholder shall permit the Company or Parent to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger and any transactions related thereto, such Stockholder’s identity and ownership of Covered Shares and the nature of such Stockholder’s commitments, arrangements and understandings under this Agreement.

7. Waiver of Appraisal Rights. Each Stockholder hereby (a) irrevocably and unconditionally waives, and agrees to prevent the exercise of, any and all rights to require appraisal of the Covered Shares pursuant to applicable law or otherwise to dissent from the transactions contemplated by the Merger Agreement, including the Merger, and (b) agrees not to commence or join in, and agrees to take all actions necessary to opt out of any class in any class action with respect to any claim, derivative or otherwise, against the Company, Merger Sub, Parent, or any of their respective successors (i) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (ii) alleging breach of fiduciary duty of any the Company Board in connection with the negotiation and entry into the Merger Agreement or any other agreement expressly contemplated thereby; provided, that this shall not be deemed a waiver of any rights of any Stockholder or any Permitted Transferee thereof for any breach of this Agreement or the Merger Agreement.

8. Spousal Consent. If a Stockholder is a married individual and any of its Owned Shares constitutes community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Schedule B.

9. Stop Transfer Instructions. At all times commencing with the execution and delivery of this Agreement and continuing until the Termination Date, in furtherance of this Agreement, each Stockholder hereby authorizes the Company or its counsel to instruct its transfer agent to put in place a stop transfer order with respect to all of the securities of the Company held of record by such Stockholder (and that this Agreement places limits on the voting and transfer of).

10. Termination. This Agreement and all rights and obligations of the parties hereunder and thereunder, shall terminate and have no further force or effect as of the Termination Date; provided, that this Section 10 and Section 11 shall survive the termination of this Agreement. Notwithstanding the foregoing, nothing set forth in this Section 10 or elsewhere in this Agreement relieves either party hereto from liability, or otherwise limits the liability of either party hereto, for any willful and material breach of this Agreement prior to such termination. For the avoidance of doubt, this Agreement shall not terminate upon a Company Board Recommendation Change unless the Merger Agreement is terminated in accordance with its terms.

11. Miscellaneous.

(a) Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect, and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(b) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties and any purported assignment in violation hereof shall be null and void ab initio, except that (i) Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any affiliate of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement if such assignee does not perform such obligations and (ii) each Stockholder may assign all of the rights, interests and obligations of such Stockholder under this Agreement to a Permitted Transferee, but no such assignment shall relieve such Stockholder of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns.

(c) Amendment and Modification; Waiver. This Agreement may be amended or waived by any party hereto and, if an entity, only by action taken or authorized by or on behalf of such party’s board of directors or equivalent body (or duly authorized committee thereof) and, in each case, only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law or in equity.

(d) Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the parties do not perform the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that, (i) the parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof, and (ii) the right of specific enforcement is an integral part of this Agreement and the transactions contemplated hereby and without that right, neither the Stockholder nor Parent would have entered into this Agreement or the Merger Agreement. It is explicitly agreed that Parent shall have the right to an injunction, specific performance or other equitable remedies in connection with enforcing each Stockholder’s obligations hereunder.

(e) Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by hand or by email transmission, in each case to the intended recipient as set forth below:

If to the Stockholders, to the address for notice set forth on Schedule A hereto.

If to the Company, to:

Skechers U.S.A., Inc.

228 Manhattan Beach Boulevard

Manhattan Beach, CA 90266

Attention:	General Counsel
Email:	[***]

and with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Email:	sbarshay@paulweiss.com
lturano@paulweiss.com
dobadina@paulweiss.com
Attention:	Scott A. Barshay
Laura C. Turano
Dotun O. Obadina

Any notice received by email at the addressee’s email address or otherwise at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party may provide notice to the other parties of a change in its address or email address through a notice given in accordance with this Section 11(e), except that notice of any change to the address, email address or any of the other details specified in or pursuant to this Section 11(e) will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 11(e).

(f) No Third Party Beneficiaries. Except with respect to the parties hereto (and their respective successors and permitted assigns) and any non-Contracting Party solely with respect to Section 11(p) hereof, this Agreement is not intended to, and will not, confer upon any person any rights (legal, equitable or otherwise) or remedies hereunder, whether as third-party beneficiaries or otherwise.

(g) Governing Law. This Agreement shall be governed by and interpreted and construed in accordance with the laws of the State of Delaware. Any and all claims, controversies, and causes of action arising out of or relating to this Agreement, whether sounding in contract, tort, or statute, shall be governed by the internal laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the laws or statutes of limitations of a different jurisdiction.

(h) Submission to Jurisdiction; Service of Process; Venue. Each of the parties (i) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 11(e) or in such other manner as may be permitted by applicable law, and nothing in this Section 11(h) will affect the right of any party to serve legal process in any other manner permitted by applicable law; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware (and any appellate court therefrom) or, if any federal court within the State of Delaware declines to accept jurisdiction over a particular matter, any state court within the State of Delaware (and any appellate court therefrom)) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement or the transactions contemplated hereby; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees that any Legal Proceeding arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried and determined only in the Chosen Courts; (v) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (vi) agrees that it will not bring any Legal Proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of Parent and each Stockholder agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

(i) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE MERGER. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(i).

(j) Rules of Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto.

(k) Entire Agreement. This Agreement, together with any exhibit, annex and schedule hereto, the Merger Agreement and any exhibit, annex and schedule thereto, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement.

(l) Interpretation. Section 1.3 (Certain Interpretations) of the Merger Agreement shall apply to this Agreement, mutatis mutandis.

(m) Expenses. Except as otherwise expressly provided in this Agreement or the Merger Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses.

(n) Further Assurances. Subject to the terms and conditions of this Agreement, upon request of another party hereto, each party hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill its obligations under this Agreement.

(o) Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed (including by electronic signature) by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

(p) No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the transactions contemplated by this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as the parties in the preamble to this Agreement and the Persons expressly party to the Merger Agreement or party to any other Transaction Document (excluding the any agreement with respect to the Debt Financing, the Debt Commitment Letter, the Debt Financing Fee Letter or the Definitive Debt Financing Agreements) (collectively, the “Contracting Parties”). No Person who is not a Contracting Party, including (x) any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of, and any financial advisor or lender to, any Contracting Party, any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, equityholder, Affiliate, agent, attorney, representative or assignee of any of the foregoing and (y) the Debt Financing Sources (each, the “Non-Recourse Party”), shall be subject to action, audits, investigations, examinations, inquiries or proceeding or otherwise have any liability, whether in law or in equity, whether in contract or in tort or otherwise, arising under, out of, in connection with, or related in any manner to this Agreement or the transactions contemplated by this Agreement or based on, in respect of, or by reason of this Agreement or the transactions contemplated by this Agreement or the negotiation, execution, performance, or breach of this Agreement, and without limiting the foregoing, no Non-Recourse Party shall be subject to any claim seeking equitable relief (including specific performance, injunctive relief, or rescission). This Section 11(p) shall survive any termination of this Agreement and is intended to be for the benefit of, and enforceable by, each Non-Recourse Party, whether or not a party to this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SKECHERS U.S.A, INC.

By:	/s/ John Vandemore
Name:	John Vandemore
Title:	Chief Financial Officer

ROBERT GREENBERG

By:	/s/ Robert Greenberg
Name:	Robert Greenberg

THE GREENBERG FAMILY TRUST DATED MAY 3, 1988

By:	/s/ Robert Greenberg
Name: Title:	Robert Greenberg Trustee

SKECHERS VOTING TRUST DATED MARCH 2, 2016

By:	/s/ Robert Y Greenberg
Name: Title:	Robert Y Greenberg Trustee

MICHAEL GREENBERG

By:	/s/ Michael Greenberg
Name:	Michael Greenberg

[Signature Page to Support Agreement]

THE MICHAEL GREENBERG TRUST

By:	/s/ Michael Greenberg
Name: Title:	Michael Greenberg Trustee

JASON A GREENBERG 2010 TRUST DATED JUNE 29, 2010

By:	/s/ Jason A Greenberg
Name: Title:	Jason A Greenberg Trustee

BRAYDEN THOMAS GREENBERG 2018 IRREVOCABLE TRUST U/A/D MAY 3, 2018

By:	/s/ Jennifer Greenberg
Name: Title:	Jennifer Greenberg Trustee

CAMERON RAY GREENBERG 2020 IRREVOCABLE TRUST U/A/D JANUARY 20, 2020

By:	/s/ Jennifer Greenberg
Name: Title:	Jennifer Greenberg Trustee

[Signature Page to Support Agreement]

JEFFREY AND LORI GREENBERG FAMILY TRUST DATED SEPTEMBER 11, 2002

By:	/s/ Jeffrey Greenberg
Name: Title:	Jeffrey Greenberg Trustee

MAGGIE HAYES MESSER 2010 TRUST DATED FEBRUARY 4, 2010

By:	/s/ Jeffrey Greenberg
Name: Title:	Jeffrey Greenberg Trustee

THE FUTURE GREENBERG EXEMPT 2024 TRUST U/A/D APRIL 22, 2024

By:	/s/ Joshua Greenberg
Name: Title:	Joshua Greenberg Trustee

[Signature Page to Support Agreement]

JOSHUA A GREENBERG TRUST DATED DECEMBER 16, 2005

By:	/s/ Joshua Greenberg
Name: Title:	Joshua Greenberg Trustee

BRAYDEN GREENBERG GRANDCHILDS NON-EXEMPT TRUST U/A/D MAY 3, 2018

By:	/s/ Joshua A Greenberg
Name: Title:	Joshua A Greenberg Trustee

THE CAMERON GREENBERG GRANDCHILD’S TRUST U/A/D OCTOBER 17, 2019

By:	/s/ Joshua Adam Greenberg
Name: Title:	Joshua Adam Greenberg Trustee

[Signature Page to Support Agreement]

Schedule A

[Intentionally Omitted]

Schedule B

[Intentionally Omitted]

Exhibit 99.1

Skechers Agrees to be Acquired by 3G Capital

•	Skechers will continue to be led by Chairman and Chief Executive Officer Robert Greenberg, President Michael Greenberg, and Chief Operating Officer David Weinberg

•	The Company will remain focused on its successful strategy of delivering style, comfort, quality, and innovation at an affordable price

•	Skechers and 3G Capital have a shared vision for the long-term future growth of the business

•	3G Capital to pay $63.00 per share in cash for Skechers, representing a premium of 30% to the Company’s 15-day volume-weighted average stock price

•	3G Capital to offer all existing Skechers stockholders an alternative mixed consideration option

•	Skechers to become a privately held company upon completion of the transaction

LOS ANGELES & NEW YORK — May 5, 2025 – Skechers U.S.A., Inc. (“Skechers” or the “Company”) (NYSE: SKX), a Fortune 500 company and the third largest footwear company in the world, today announced that it has agreed to be acquired by 3G Capital, a global investment firm built on an owner-operator approach to long-term investing.

One of the largest founder-led consumer product companies in the world with $9 billion in annual sales, Skechers’ significant growth over the past 30 years has been driven by a relentless focus on delivering style, comfort, quality, and innovation at an affordable price. Known as the Comfort Technology Company®, Skechers is a growth-oriented, product-driven brand with a diverse distribution network, and highly loyal customers and consumers.

“Over the last three decades, Skechers has experienced tremendous growth,” began Robert Greenberg, Chairman and Chief Executive Officer of Skechers. “Our success has been due to our commitment to excellence and innovation across the entire Skechers organization, in-demand comfort-focused product offering, and loyal partners. With a proven track-record, Skechers is entering its next chapter in partnership with the global investment firm 3G Capital. Given their remarkable history of facilitating the success of some of the most iconic global consumer businesses, we believe this partnership will support our talented team as they execute their expertise to meet the needs of our consumers and customers while enabling the Company’s long-term growth.”

“We are thrilled to be partnering with Skechers and look forward to working with an entrepreneur of Robert’s caliber and the talented Skechers team. Skechers is an iconic, founder-led brand with a track record of creativity and innovation. We have immense admiration for the business that this team has built, and look forward to supporting the Company’s next chapter. Our team at 3G Capital is built to partner with companies like Skechers,” said Alex Behring, Co-Founder and Co-Managing Partner, and Daniel Schwartz, Co-Managing Partner, of 3G Capital.

Following the completion of the transaction, Skechers will continue to execute its ongoing strategic initiatives including designing award-winning and innovative product, international development, direct-to-consumer expansion, domestic wholesale growth, and strategic investments in global distribution, infrastructure and technology.

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This transaction, which was unanimously approved by the Skechers board of directors (the “Skechers Board”) including an independent committee of independent directors, is a transformational long-term partnership opportunity for Skechers to further evolve as a global leader in both lifestyle and performance footwear. The Company’s senior management team will lead that transition alongside 3G Capital, one of the foremost growth-focused investors in the world. Further, the Company will continue to be led by Chairman and Chief Executive Officer Robert Greenberg, President Michael Greenberg, and the rest of the current management team. It will remain headquartered in its hometown of Manhattan Beach, California where it was founded over 30 years ago. 3G Capital brings decades of successful stewardship alongside market-leading companies worldwide.

Under the terms of the definitive merger agreement (the “Merger Agreement”), 3G Capital has agreed to pay $63.00 per share in cash for all outstanding shares of Skechers, representing a premium of 30% to Skechers’ 15-day volume-weighted average stock price. The transaction includes the option for existing shareholders of Skechers to instead receive $57.00 in cash and one unlisted, non-transferable equity unit (the “LLC Unit”) in a newly-formed, privately held company that, following the closing of the transaction, will be the parent company of Skechers (the “New LLC”). The ability to make this election is subject to the restrictions described in “Election Mechanics” below.

Transaction Details

Under the terms of the Merger Agreement, subject to the conditions set forth therein and election mechanics described below, Skechers shareholders can elect to receive:

•	$63.00 per share in cash (the “Cash Election Consideration”); or

•	$57.00 per share in cash and one LLC Unit (such consideration, subject to the proration as described below, the “Mixed Election Consideration”).

Both the Cash Consideration and Mixed Election Consideration are available to each share of Skechers stock on the same terms, regardless of whether it is Class A or Class B shares of Skechers stock.

Election Mechanics

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No shares that are sold, transferred, assigned, or otherwise disposed of (including by derivative or hedging arrangement) between the close of trading on May 2, 2025, and the closing of the transaction will be eligible to receive the Mixed Election Consideration.

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The amount of Mixed Election Consideration available is limited. A maximum of 20% of the outstanding shares of Skechers common stock will be eligible to receive the Mixed Election Consideration. If holders of shares representing more than the 20% of the outstanding Skechers stock elect to receive the Mixed Election Consideration, these elections will be subject to proration.

•	Shares for which an election has not been made will be converted into the Cash Election Consideration.

Important Information about the LLC Units

•	Holders of LLC Units may not transfer their LLC Units except with 3G Capital’s consent, subject to very limited exceptions set forth in the LLC agreement.

•	Transfers of LLC Units in violation of the LLC agreement will be deemed void and will be subject to forfeiture.

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The LLC Units will neither be listed on a stock exchange (unless the LLC makes an initial public offering in the future, which it is not obligated to do and may never do) nor will the LLC Units be otherwise tradable.

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•	Holders of LLC Units will be subject to non-disparagement and confidentiality obligations and will not have any information rights.

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3G Capital is expected to hold approximately 80% of New LLC’s outstanding units immediately following the closing of the transaction, subject to the number of Skechers shares that convert into the Mixed Election Consideration and finalization of the closing capital structure.

•	The New LLC will terminate its periodic reporting obligations under the Securities Exchange Act of 1934 as soon as practicable after the closing of the transaction.

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Further information about the LLC Units and the New LLC including the New LLC’s capital structure and pro forma financial information will be provided in the Form S-4 and related information statement when filed. We encourage you to review such information when available before making any decision with respect to your shares. Additional information on the terms of the LLC units will be included in the Current Report on Form 8-K to be filed by Skechers.

In connection with entering into the Merger Agreement, on May 4, 2025, Skechers entered into a support agreement with Robert Greenberg and other members of the Greenberg Family (each, a “Supporting Stockholder”), pursuant to which each Supporting Stockholder has agreed to, among other things, elect to receive the Mixed Election Consideration in the transaction.

The Skechers Board formed an independent committee of independent directors to evaluate the transaction. The independent committee reviewed, negotiated, unanimously approved and recommended the transaction for approval by the Skechers Board. Following approval by the Skechers Board, the Merger Agreement was signed.

Skechers stockholders holding approximately 60% of the combined voting power of the outstanding shares of Skechers common stock have approved the transaction by written consent. As a result, no further actions by other Skechers stockholders will be required to approve the transaction. The transaction is subject to the satisfaction of customary closing conditions, including receipt of regulatory approvals. The transaction is expected to close in the third quarter of 2025.

The transaction will be financed through a combination of cash provided by 3G Capital as well as debt financing that has been committed by JPMorgan Chase Bank, N.A.

Upon completion of the transaction, the Company’s common stock will no longer be listed on the New York Stock Exchange, and Skechers will become a private company.

Advisors

Greenhill, a Mizuho affiliate, acted as exclusive financial advisor and Latham & Watkins LLP acted as lead legal counsel to Skechers.

J.P. Morgan Securities LLC acted as exclusive financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP acted as lead legal counsel to 3G Capital, with Kirkland & Ellis LLP serving as financing legal counsel.

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About Skechers U.S.A., Inc.

Skechers, The Comfort Technology Company® based in Southern California, designs, develops and markets a diverse range of lifestyle and performance footwear, apparel and accessories for men, women and children. The Company’s collections are available in approximately 180 countries and territories through department and specialty stores, and direct to consumers through skechers.com, and more than 5,300 Skechers retail stores. A Fortune 500® company, Skechers manages its international business through a network of wholly-owned subsidiaries, joint venture partners, and distributors. For more information, please visit about.skechers.com and follow us on Facebook, Instagram and TikTok.

About 3G Capital

3G Capital is a global investment firm and private partnership built on an owner-operator approach to investing over a long-term horizon. For decades, 3G partners have teamed with world-class management and founding families to acquire iconic businesses, unlocking durable growth and enduring value. Founded in 2004, 3G Capital is led by Alex Behring, Co-Founder and Co-Managing Partner, and Daniel Schwartz, Co-Managing Partner.

Contacts

Steve Lipin / Felipe Ucrós

Gladstone Place Partners

(212) 230-5930

Jennifer Clay

Media Relations

Skechers

jennc@skechers.com

Sonia Reback / Eunice Han

Investor Relations

Skechers

investors@skechers.com

Special Note on Forward-Looking Statements

This communication includes certain disclosures which contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 including but not limited to those statements related to the transaction, such as financial estimates and statements as to the expected timing, benefits and effects of the transaction, the likelihood of completion of the transaction, and information regarding the businesses of Skechers and 3G Capital, including 3G Capital’s and Skechers’ objectives, plans and strategies for future operations. In most cases, you can identify these statements by forward-looking words such as “anticipate,” “believe,” “confidence,” “could,” “estimate,” “expect,” “guidance,” “intend,” “indicate,” “may,” “plan,” “potential,” “project,” “outlook,” “should,” “will” and “would,” or similar words or expressions that refer to future events or outcomes. These forward-looking statements, including statements regarding the transaction, are based largely on information currently available to management of Skechers and/or 3G Capital and their current expectations and assumptions, and are subject to various risks and uncertainties that could cause actual results to differ materially from historical results or those expressed or implied by such forward-looking statements. Although Skechers and 3G Capital believe their expectations are based on reasonable estimates and assumptions, such expectations are not guarantees of performance. There is no assurance that Skechers’ and 3G Capital’s expectations will occur or that their estimates or assumptions will be correct, and we caution investors and all others not to place undue reliance on such forward-looking statements.

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Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the completion of the transaction on the anticipated terms and timing or at all, including obtaining regulatory clearances, and the satisfaction of other conditions to the completion of the transaction; (ii) potential litigation relating to the transaction, including the effects of any outcomes related thereto; (iii) the risk that disruptions from the transaction will harm the Company’s business, including current plans and operations during the pendency of the transaction; (iv) the ability of Skechers to retain and hire key personnel; (v) the diversion of Company and 3G Capital management’s time and attention from ordinary course business operations to completion of the transaction; (vi) potential business uncertainty and changes to existing business relationships, including changes to existing business relationships, during the pendency of the transaction; (vii) the ability of 3G Capital to cause an initial public offering or another liquidity event, or to realize the anticipated benefits of and implementing its strategy following the transaction within the expected time period or at all, or the risk that the successful implementation of such a strategy will not result in improved operating results; (viii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the risk that there may be liabilities that are not known, probable or estimable at this time or unexpected costs, charges or expenses, including unexpected capital expenditures; (x) certain restrictions during the pendency of the transaction that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xi) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics and other public health issues, as well as the response of management of Skechers and/or 3G Capital to any of these events; (xii) global economic, political, legislative, regulatory and market conditions (including competitive pressures), including the effects of tariffs, inflation and foreign currency exchange rate fluctuations around the world, the challenging consumer retail market in the United States and the impact of war and other conflicts around the world; (xiii) the ability to obtain the necessary financing arrangements set forth in the commitment letter received in connection with the transaction; (xiv) the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction; (xv) the risk that the Company’s stock price may decline significantly upon this announcement and while the transaction is pending; (xvi) 3G Capital’s ability to maintain the Company’s brand name and image with customers; (xvii) 3G Capital’s ability to respond to changing consumer preferences, identify and interpret consumer trends, and successfully market new products; (xviii) the potential impact of the announcement or consummation of the transaction on the Company’s relationships with suppliers, customers, employers and regulators; (xix) those risks and uncertainties set forth under the headings “Special Note on Forward-Looking Statements” and “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by Skechers with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xx) those risks that will be described in the information statement that will be filed with the SEC in connection with the transaction and available from the sources indicated below.

There can be no assurance that the transaction will be completed, or if it is completed, that it will close within the anticipated time period. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements relate only to events as of the date on which the statements are made.

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Neither 3G Capital nor Skechers undertakes to update or revise, and expressly disclaims any obligation to update or revise, any of their forward-looking statements, whether resulting from circumstances or events that arise after the date the statements are made, new information, or otherwise, except as required by law. If one or more of these or other risks or uncertainties materialize, or if 3G Capital or Skechers’ underlying assumptions prove to be incorrect, 3G Capital’s or Skechers’ actual results may vary materially from what the parties may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of the parties’ forward-looking statements. You should specifically consider the factors identified in this communication that could cause actual results to differ. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect Skechers or 3G Capital.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the transaction, the New LLC expects to file a registration statement on Form S-4 with the SEC containing the Company’s preliminary information statement and the 3G Capital’s preliminary prospectus. After the registration statement is declared effective, Skechers will mail to its stockholders a definitive information statement that will form part of the registration statement on Form S-4. This communication is not a substitute for the information statement/prospectus or registration statement or for any other document that Skechers or 3G Capital may file with the SEC and send to the Company’s stockholders in connection with the transaction. STOCKHOLDERS ARE URGED TO READ THE INFORMATION STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Stockholders will be able to obtain free copies of the information statement/prospectus (when available) and other documents filed with the SEC by 3G Capital and Skechers through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Skechers will also be available free of charge on the Company’s website at https://investors.skechers.com/financial-data/all-sec-filings.

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